

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CATERPILLAR®

FORM 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2000

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from __________ to __________.

Commission File No. 1-768

CATERPILLAR INC.

(Exact name of Registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768 (Commission File Number)	37-0602744 (IRS Employer I.D. No.)
100 NE Adams Street, Peoria, Illinois (Address of principal executive offices)	61629 (Zip Code)

Registrant's telephone number, including area code: (309) 675-1000

2000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock ($1.00 par value)	Chicago Stock Exchange
	New York Stock Exchange
	Pacific Exchange, Inc.
Preferred Stock Purchase Rights	Chicago Stock Exchange
	New York Stock Exchange
	Pacific Exchange, Inc.
9 3/8% Notes due July 15, 2001	New York Stock Exchange
9% Debentures due April 15, 2006	New York Stock Exchange
6% Debentures due May 1, 2007	New York Stock Exchange
9 3/8% Debentures due August 15, 2011	New York Stock Exchange
9 3/4% Sinking Fund Debentures due June 1, 2019	New York Stock Exchange
9 3/8% Debentures due March 15, 2021	New York Stock Exchange
8% Debentures due February 15, 2023	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes [✓]   No [   ].

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.   [   ]

As of December 31, 2000, there were 343,396,810 shares of common stock of the Registrant outstanding, and the aggregate market value of the voting stock held by non-affiliates of the Registrant (assuming only for purposes of this computation that directors and officers may be affiliates) was $16,042,645,570.

Documents Incorporated by Reference
Portions of the documents listed below have been incorporated by reference into the indicated parts of this Form 10-K, as specified in the responses to the item numbers involved.

- 2001 Annual Meeting Proxy Statement ("Proxy Statement") - Part III
- Annual Report to Security Holders filed as an appendix to the 2001 Annual Meeting Proxy Statement ("Appendix") - Parts I, II, and IV

TABLE OF CONTENTS

PART I

Item 1. Business.

<u>*Principal Lines of Business*</u>
Caterpillar operates in three principal lines of business:

1. *Machinery* - design, manufacture, and marketing of construction, mining, agricultural, and forestry machinery - track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, mining shovels, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, telescopic handlers, skid steer loaders, and related parts.

2. *Engines* - design, manufacture, and marketing of engines for Caterpillar *Machinery,* on-highway trucks and locomotives; marine, petroleum, construction, industrial, agricultural, and other applications; electric power generation systems; and related parts. Reciprocating engines meet power needs ranging from 5 to over 22,000 horsepower (4 to over 16 200 kilowatts). Turbines range from 1,340 to 18,000 horsepower (1000 to 13 500 kilowatts).

3. *Financial Products* - financing to customers and dealers for the purchase and lease of Caterpillar and noncompetitive related equipment, as well as some financing for Caterpillar sales to dealers. Also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment. This line of business consists primarily of Caterpillar Financial Services Corporation and its subsidiaries and Caterpillar Insurance Services Corporation.

Due to financial information required by Statement of Financial Accounting Standards No. 131, *Disclosures about Segments of an Enterprise and Related Information,* we have also divided our business into eight operating segments for financial reporting purposes. Information about our operating segments, including geographic information, is incorporated by reference from Note 20 of the Notes to Consolidated Financial Statements on pages A-17 through A-19 of the Appendix.

<u>*Nature of Operations*</u>
We conduct operations in our *Machinery and Engines'* lines of business under highly competitive conditions, including intense price competition.   We place great emphasis upon the high quality and performance of our products and our dealers' service support. Although no one competitor is believed to produce all of the same types of machines and engines, there are numerous companies, large and small, which compete with us in the sale of each of our products.

Our *Financial Products'* line of business also conducts business under highly competitive conditions.   Financing for users of Caterpillar products is available through a variety of competitive sources, principally commercial banks and finance and leasing companies. We emphasize prompt and responsive service to meet customer requirements and offer various financing plans designed to increase the opportunity for sales of our products and generate financing income for our company. *Financial Products'* activity is primarily conducted in the United States, with additional offices in Asia, Australia, Canada, Europe, and Latin America.

Information about our operations in 2000 and outlook for 2001, including risks associated with foreign operations, are incorporated by reference from "Management's Discussion and Analysis" on pages A-22 through A-30 of the Appendix.

Acquisitions

During the fourth quarter of 2000 we reached an agreement with DaimlerChrysler to create a global engine alliance to develop, manufacture, market and distribute medium-duty engines and fuel systems for sale to third-party customers and for captive use. The alliance will create a medium-duty engine joint venture, a fuel systems joint venture, research and engineering cooperation, and combined purchasing volume focused on procurement synergies. The alliance is expected to be finalized in the second quarter of 2001.

During the second quarter of 1999 we acquired the remaining 51% interest in FG Wilson. FG Wilson is a leading packager of diesel-powered generator sets. During the first quarter of 1998, we acquired the net assets of Perkins Ltd. and the stock of several related subsidiaries for $1.328 billion. Perkins is a leading manufacturer of small- to medium-sized engines. Both acquisitions were accounted for using the purchase method of accounting.

Dealers

Machines are distributed principally through a worldwide organization of dealers, 63 located in the United States and 157 located outside the United States. Worldwide, these dealers have over 2,700 places of business (including about 650 rental stores) and serve 171 countries. Reciprocating engines are sold principally through the worldwide dealer organization and to other manufacturers for use in products manufactured by them. Some of the reciprocating engines manufactured by Perkins are also sold through their worldwide distributor network. Our dealers do not deal exclusively with our products; however, in most cases sales and servicing of our products are our dealers' principal business. Turbines and large marine reciprocating engines are sold through sales forces employed by Solar and MaK, respectively. Occasionally, these employees are assisted by independent sales representatives.

Patents and Trademarks

Our products are sold primarily under the marks "Caterpillar," "Cat," design versions of "Cat" and "Caterpillar," "Solar," "MaK," "Perkins," "FG Wilson," and "Olympian." We own a number of patents and trademarks relating to the products we manufacture, which have been obtained over a period of years. These patents and trademarks have been of value in the growth of our business and may continue to be of value in the future. We do not regard any of our business as being dependent upon any single patent or group of patents.

Research and Development

We have always placed strong emphasis on product-oriented research and engineering relating to the development of new or improved machines, engines and major components. In 2000, 1999, and 1998, we spent $854 million, $814 million, and $838 million, respectively, on our research and engineering programs. Of these amounts, $649 million in 2000, $626 million in 1999, and $643 million in 1998 were attributable to new prime products, major component development and major improvements to existing products. The remainders were attributable to engineering costs incurred during the early production phase as well as ongoing efforts to improve existing products.

Employment
At December 31, 2000, we employed 68,440 persons of whom 30,780 were located outside the United States.

Sales
Sales outside the United States were 50% of consolidated sales for 2000, 50% for 1999, and 49% for 1998.

Environmental Matters
The company is regulated by federal, state, and international environmental laws governing our use of substances and control of emissions. Compliance with these existing laws has not had a material impact on our capital expenditures, earnings, or competitive position.

We are cleaning up hazardous waste at a number of locations, often with other companies, pursuant to federal and state laws. When it is likely we will pay clean-up costs at a site and those costs can be estimated, the costs are charged against our earnings. In doing that estimate, we do not consider amounts expected to be recovered from insurance companies and others.

The amount set aside for environmental clean-up is not material and is included in "Accrued expenses" in Statement 3 of the Appendix. If a range of liability estimates is available on a particular site, we accrue the lower end of that range.

We cannot estimate costs on sites in the very early stages of clean-up. Currently, we have five of these sites, and there is no more than a remote chance that a material amount for clean-up will be required.

Item 1a. Executive Officers of the Registrant as of December 31, 2000

Name and Age	Present Caterpillar Inc. position and date of initial election	Principal positions held during the past five years other than Caterpillar Inc. position currently held
Glen A. Barton (61)	Chairman and Chief Executive Officer (1999)	• Group President (1990 – 1998) • Vice Chairman (1998 – 1999)
Vito H. Baumgartner (60)	Group President (2000)	• Chairman, Caterpillar Overseas S.A. (1990-present) • Vice President (1990-2000)
Gerald S. Flaherty (62)	Group President (1990)	
James W. Owens (54)	Group President (1995)	
Gerald L. Shaheen (56)	Group President (1998)	• Vice President (1995-1998)
Richard L. Thompson (61)	Group President (1995)	
R. Rennie Atterbury III (63)	Vice President, General Counsel and Secretary (1991)	

Name and Age	Present Caterpillar Inc. position and date of initial election	Principal positions held during the past five years other than Caterpillar Inc. position currently held
Sidney C. Banwart (55)	Vice President (1998)	• General Manager, Lafayette Plant (1995-1998)
Michael J. Baunton (49)	Vice President (1998)	• Group Chief Executive, Perkins Group Ltd. (1995-1996) • Divisional Managing Director, Varity Perkins (1996-1998) • President, Perkins Engine Company Limited (1998 - present)
James S. Beard (59)	Vice President (1990)	• President, Caterpillar Financial Services Corporation (1987-1990)
Richard A. Benson (57)	Vice President (1989)	• President, Caterpillar Industrial Inc. (1989-1992)
James E. Despain (63)	Vice President (1990)	
Michael A. Flexsenhar (61)	Vice President (1995)	
Thomas A. Gales (52)	Vice President (2000)	• President, Caterpillar Mexico S.A. de C.V. (1993-1997) • Sloan Fellow, M.I.T. (1997-1998) • Managing Director, Caterpillar France, S.A., Grenoble (1998-2000)
Donald M. Ings (52)	Vice President (1993)	• President, Solar Turbines Incorporated (1993-1998)
Stuart L. Levenick (47)	Vice President (2000)	• Regional Manager, Caterpillar Asia Pte. Ltd. (1995-1998) • General Manager, Commonwealth of Independent States, Caterpillar Overseas S.A. (1998-2000) • Chairman, Shin Caterpillar Mitsubishi Ltd. (2000 - present)
Duane H. Livingston (59)	Vice President (1995)	
Robert R. Macier (52)	Vice President (1998)	• Business Unit Manager, Joliet Plant (1994-1998)
David A. McKie (56)	Vice President (1998)	• Managing Director, Caterpillar Belgium S.A. (1995-1998)
F. Lynn McPheeters (58)	Vice President and Chief Financial Officer (1998)	• Executive Vice President, Caterpillar Financial Services Corporation (1990-1996) • Treasurer (1996–1998)
Daniel M. Murphy (53)	Vice President (1996)	• Product Manager, Excavators, Aurora Plant (1990-1996) • General Manager, Mossville Plant (1996)
Douglas R. Oberhelman (47)	Vice President (1995)	• Chief Financial Officer (1995-1998)
Gerald Palmer (55)	Vice President (1992)	
Robert C. Petterson (62)	Vice President (1991)	
John E. Pfeffer (58)	Vice President (1995)	• Chairman, Shin Caterpillar Mitsubishi Ltd. (1995-1999)

Name and Age	Present Caterpillar Inc. position and date of initial election	Principal positions held during the past five years other than Caterpillar Inc. position currently held
Siegfried R. Ramseyer (63)	Vice President (1992)	
Edward J. Rapp (43)	Vice President (2000)	• Department Manager, Building Construction Products, Caterpillar Overseas S.A. (1995-1998) • Regional Manager, Caterpillar Overseas S.A. (1998-2000)
Alan J. Rassi (60)	Vice President (1992)	
Gary A. Stroup (51)	Vice President (1992)	• President, Solar Turbines Incorporated (1998-present)
Gerald R. Vittecoq (52)	Vice President (2000)	• Managing Director, Caterpillar France S.A. (1995-1996) • Treasurer, Caterpillar Overseas S.A. (1996-1998) • Managing Director, Caterpillar Belgium S.A. (1998-2000)
Sherril K. West (53)	Vice President (1995)	
Donald G. Western (52)	Vice President (1995)	
Steven H. Wunning (49)	Vice President (1998)	• President, Caterpillar Logistics, Logistics & Product Services Division (1994-1998)
Robert R. Gallagher (60)	Controller (1990)	
Kenneth J. Zika (53)	Treasurer (1998)	• Business Resource Manager, Track-Type Tractors Division, East Peoria Plant (1994-1997) • Cost Management & Business Services Manager, Corporate Services Division (1997-1998)

Item 2. Properties.

General Information
Caterpillar's operations are highly integrated. Although the majority of our plants are involved primarily in the production of either machines or engines, several plants are involved in the manufacture of both. In addition, several plants are involved in the manufacture of components which are used in the assembly of both machines and engines. Caterpillar's parts distribution centers are involved in the storage and distribution of parts for machines and engines. Also, the research and development activities carried on at the Technical Center involve both machines and engines.

Properties we own are believed to be generally well maintained and adequate for present use. Through planned capital expenditures, we expect these properties to remain adequate for future needs. Properties we lease are covered by leases expiring over terms of generally 1 to 10 years. We anticipate no difficulty in retaining occupancy of any leased facilities, either by renewing leases prior to expiration or by replacing them with equivalent leased facilities.

Plant Closings
Information regarding plant closing costs is incorporated by reference from Note 19 of the Notes to Consolidated Financial Statements on page A-17 of the Appendix.

Headquarters
Our corporate headquarters are in Peoria, Illinois. Additional marketing headquarters are located both inside and outside the United States. The Financial Products Division is headquartered in leased offices located in Nashville, Tennessee.

Distribution
Distribution of our products is conducted from parts distribution centers inside and outside the United States. Caterpillar Logistics Services, Inc. distributes other companies' products utilizing certain of our distribution facilities as well as other non-Caterpillar facilities located both inside and outside the United States. We also own or lease other storage facilities which support distribution activities.

Changes in Fixed Assets
During the five years ended December 31, 2000, changes in our investment in property, plant and equipment were as follows (stated in millions of dollars):

Year	Expenditures		Acquisitions		Provisions for Depreciation	Disposals and Other Adjustments	Net Increase (Decrease) During Period
	U.S.	Outside U.S.	U.S.	Outside U.S.			
1996	$513	$258	$0	$136	$(690)	$(94)	$123
1997	$726	$380	$0	$ 2	$(710)	$(107)	$291
1998	$880	$389	$21	$347	$(790)	$ (39)	$ 808
1999	$830	$450	$ 3	$103	$(857)	$(194)	$ 335
2000	$866	$522	$0	$ 9	$(917)	$(93)	$387

At December 31, 2000, the net book value of properties located outside the United States represented about 28% of the net book value of all properties reflected in our consolidated financial position. Additional information about our investment in property, plant, and equipment is incorporated by reference from Note 1F on page A-8 and Note 9 on page A-11 of the Notes to Consolidated Financial Statements of the Appendix.

Technical Center, Training Centers, Demonstration Areas, and Proving Grounds
We own a Technical Center located in Mossville, Illinois and various other training centers, demonstration areas, and proving grounds located both inside and outside the United States.

Manufacturing, Remanufacturing, and Overhaul
Manufacturing, remanufacturing, and overhaul of our products are conducted at the following locations. These facilities are believed to be suitable for their intended purposes with adequate capacities for current and projected needs for existing products.

Manufacturing

Inside the U.S.

California
- Gardena
- San Diego

Florida
- Jacksonville

Georgia
- Griffin
- Jefferson
- LaGrange
- Toccoa
- Thomasville

Illinois
- Aurora
- Champaign[1]
- Decatur
- DeKalb
- Dixon
- East Peoria
- Joliet
- Mapleton
- Mossville
- Peoria
- Pontiac
- Sterling

Indiana
- Lafayette

Kansas
- Emporia
- Wamego

Kentucky
- Danville

Michigan
- Menominee
- Mt. Clemens

Minnesota
- Grand Rapids[1]
- Minneapolis
- New Ulm

Mississippi
- Oxford

Missouri
- Boonville
- West Plains

Nebraska
- Omaha[1]

North Carolina
- Clayton
- Franklin
- Leland
- Morganton
- Sanford

Ohio
- Marion

South Carolina
- Greenville
- Sumter

Tennessee
- Dyersburg
- Rockwood

Texas
- Houston
- Waco

Outside the U.S.

Australia
- Burnie
- Melbourne

Belgium
- Gosselies

Brazil
- Piracicaba

Canada
- Laval
- Montreal

England
- Barwell
- Dorset
- Leicester
- Nottingham
- Peterborough
- Peterlee
- Saxham
- Shrewsbury
- Skinningrove
- Slough[2]
- Stafford
- Stockton
- Suffolk
- Wolverhampton

France
- Arras
- Grenoble
- Rantigny

Germany
- Kiel
- Rostock
- Zweibrücken

Hungary
- Gödöllö[2]

India
- Bangalore[1]
- Mumbai[1]
- Pondicherry
- Thiruvallur

Indonesia
- Jakarta[2]

Italy
- Anagni[1]
- Bazzano
- Fano
- Frosinone[1]
- Jesi
- Marignano
- Milan[1]
- Minerbio

Japan
- Akashi[1]
- Sagamihara[1]

Mexico
- Monterrey
- Reynosa
- Saltillo[1]
- Tijuana
- Torreon

The Netherlands
- s'-Hertogenbosch

Northern Ireland
- Larne
- Monkstown
- Springvale

People's Republic of China
- Erliban[1]
- Shunde[1]
- Tianjin[2]
- Xuzhou[2]

Poland
- Janow Lubelski

Russia
- St. Petersburg

South Africa
- Johannesburg

Sweden
- Söderhamn

[1] Facility of affiliated company (50% or less owned)
[2] Facility of partially owned subsidiary (more than 50%, less than 100%)

Remanufacturing and Overhaul

Inside the U.S.

Mississippi
- Corinth
- Prentiss County

Texas
- De Soto
- Mabank

Outside the U.S.

Australia
- Melbourne

Belgium
- Gosselies

Canada
- Edmonton

Indonesia
- Bandung

Ireland
- Dublin

Malaysia
- Kuala Lumpur

Mexico
- Nuevo Laredo
- Tijuana
- Veracruz

Nigeria
- Port Harcourt

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

Information required by Item 5 is incorporated by reference from "Price Ranges" and "Number of Stockholders" on page A-31 and from "Dividends declared per share of common stock" on page A-21 of the Appendix.

Non-U.S. Employee Stock Purchase Plans
We have twenty-three employee stock purchase plans administered outside the United States for our foreign employees. As of December 31, 2000, those plans had approximately 7,324 participants in the aggregate. During the fourth quarter of 2000, a total of 24,788 shares of Caterpillar common stock or foreign denominated equivalents were distributed under the plans.

Put Options
In conjunction with its stock repurchase program, Caterpillar sells put options to independent third parties on a private basis. These put options entitle the holders to sell shares of Caterpillar common stock to the Company on certain dates at specified prices. On December 31, 2000, 240,000 put options were outstanding with exercise prices ranging from $34.25 to $38.50 per share. The put options expired between February 6, 2001 and March 8, 2001, and were exercisable by the holders on their expiration dates. During the fourth quarter of 2000, Caterpillar received $.4 million in proceeds from the sale of put options.

Item 6. Selected Financial Data.

Information required by Item 6 is incorporated by reference from the "Five-year Financial Summary" on page A-21 of the Appendix.

Item 7. Management's Discussion and Analysis of Financial Condition
                and Results of Operations.

Information required by Item 7 is incorporated by reference from "Management's Discussion and Analysis" on pages A-22 through A-30 of the Appendix.

SAFE HARBOR STATEMENT UNDER THE SECURITIES LITIGATION
REFORM ACT OF 1995

Certain statements contained in our Management's Discussion and Analysis are forward looking and involve uncertainties that could significantly impact results. The words "believes," "expects," "estimates," "anticipates," "will be" and similar words or expressions identify forward-looking statements made on behalf of Caterpillar. Uncertainties include factors that affect international businesses, as well as matters specific to the Company and the markets it serves.

World Economic Factors
Our current outlook calls for a significant slowdown in growth in the U.S. economy in early 2001, but growth is expected to pick up momentum in the second half of the year through 2002. Should recent interest rate reductions fail to stimulate the U.S. economy as expected, leading to a more protracted slowdown or recession in 2001, then sales of machines and engines would decline sharply this year and could be negatively impacted in 2002 as well. The outlook also projects that economic growth is expected to continue in Asia Pacific, Europe, Africa & Middle East and Latin America. If, for any reason, these projected growth rates falter, sales would likely be lower than anticipated in the affected region. In general, renewed currency speculation, significant declines in the stock markets, further oil or energy price increases, political disruptions or much higher interest rates could result in weaker than anticipated economic growth and worldwide sales of both machines and engines could be lower than expected as a result.

Economic recovery could also be delayed or weakened by growing budget or current account deficits or inappropriate government policies. In particular, our outlook assumes that the Japanese government remains committed to stimulating their economy with appropriate monetary and fiscal policies and that the Brazilian government follows through with promised fiscal and structural reforms. A reversal by either government could result in economic uncertainty and a weaker economy. Our outlook also assumes that currency and stock markets remain relatively stable and that world oil prices move down, on average, from the relatively elevated levels in the fourth quarter of 2000. If currency markets were to experience a significant increase in volatility, and/or stock markets were to decline significantly, interest rates could move higher, which would probably result in slower economic growth and lower sales. In addition, an eruption of political violence in the Middle East could lead to oil supply disruptions and resumed upward pressure on oil prices. In this case, inflation pressures would move up again and interest rates would be higher than currently projected, leading to slower world economic growth and potentially to lower Company sales.

The Russian economy has improved, but political and economic uncertainty remains high and an unexpected deterioration could impact worldwide stock or currency markets, which in turn could weaken Company sales.

Commodity Prices
The outlook for our sales also depends on commodity prices. Consistent with our outlook for moderate worldwide economic growth in 2001, although copper and aluminum prices are expected to be higher, industrial metals prices as a whole are expected to be about flat on average in 2001. Oil prices are expected to decline from an average of about $30 to $32 a barrel in 2000 to an average of $25 to $30 a barrel in 2001. Agricultural prices are likely to be flat. Based on this forecast, equipment sales into sectors that are sensitive to crude oil prices are expected to be up in 2001. Industry sales to the industrial metals and agriculture equipment markets are expected to be about flat in 2001.

Weaker than anticipated world economic growth could lead to sharp declines in commodity prices and lower than expected sales into industrial metals, oil and agriculture.

Monetary and Fiscal Policies

For most companies operating in a global economy, monetary and fiscal policies implemented in the U.S. and abroad could have a significant impact on economic growth, and, accordingly, demand for a product. In the United States, the Federal Reserve is expected to reduce the federal funds rate from current levels of 6% to a range of 5% to 5.5% in the second half of 2001. If the Federal Reserve does not lower rates accordingly, and add sufficient liquidity to the banking system to generate the projected acceleration in growth in the second half of 2001, then machine and engine industry demand could be lower than expected, potentially resulting in lower Company sales. Similarly, if the European Central Bank raises rates in 2001, then machine and engine demand in Europe could be lower than expected.

In general, high interest rates, reductions in government spending, higher taxes, significant currency devaluations, and uncertainty over key policies are some factors likely to lead to slower economic growth and lower industry demand. The current outlook is for slower U.S. growth in 2001, but not a recession. If, for whatever reason, the U.S. were to enter a recession, then demand for Company products could fall in the U.S. and Canada and would also be lower throughout the rest of the world.

Political Factors

Political factors in the U.S. and abroad have a major impact on global companies. The Company is one of the largest U.S. exporters as a percentage of sales. International trade and fiscal policies implemented in the U.S. this year could impact the Company's ability to expand its business abroad. U.S. foreign relations with certain countries and any related restrictions imposed could also have a significant impact on foreign sales. There are a number of significant expected political developments in Latin America, Asia, and Europe, Africa and the Middle East which are expected to take place in 2001 that could affect U.S. trade policies and/or de-stabilize local market conditions leading to lower Company sales.

Currency Fluctuations

Currency fluctuations are also an unknown for global companies. The Company has facilities in major sales areas throughout the world and significant costs and revenues in most major currencies. This diversification greatly reduces the overall impact of currency movements on results. However, if the U.S. dollar strengthens against foreign currencies, the conversion of net non-U.S. dollar proceeds to U.S. dollars would somewhat adversely impact the Company's results. Further, since the Company's largest manufacturing presence is in the U.S., a sustained overvalued dollar could have an unfavorable impact on our global competitiveness.

Dealer Practices

A majority of the Company's sales are made through its independent dealer distribution network. Dealer practices, such as changes in inventory levels for both new and rental equipment, are not within the Company's control (primarily because these practices depend upon the dealer's assessment of anticipated sales and the appropriate level of inventory) and may have a significant positive or negative impact on our results. In particular, the outlook assumes that inventory to sales ratios will be somewhat lower at the end of 2001 than at the end of 2000. If dealers reduce inventory levels more than anticipated, Company sales will be adversely impacted.

Other Factors
The rate of infrastructure spending, housing starts, commercial construction and mining play a significant role in the Company's results. Our products are an integral component of these activities and as these activities increase or decrease in the U.S. or abroad, demand for our products may be significantly impacted. In 1999, the six-year Federal highway bill did not boost U.S. sales as much as anticipated due to delays in getting major capital projects for highways underway. In 2000, there was a material increase in the volume of highway construction contracts, which had a positive impact on sales of certain types of equipment. If funding for highway construction in 2001 is delayed, or is concentrated on bridge repair, sales could be negatively impacted.

Projected cost savings or synergies from alliances with new partners could also be negatively impacted by a variety of factors. These factors could include, among other things, higher than expected wages, energy and/or materials costs, and/or higher than expected financing costs due to unforeseen changes in central bank interest rate policies. Cost savings could also be negatively impacted by unforeseen changes in tax, trade, environmental, labor, safety, payroll or pension policies in any of the jurisdictions where the alliances conduct their operations.

Results may be impacted positively or negatively by changes in the sales mix. Our outlook assumes a certain geographic mix of sales as well as a product mix of sales.

The Company operates in a highly competitive environment and our outlook depends on a forecast of the Company's share of industry sales. A reduction in that share could result from pricing or product strategies pursued by competitors, unanticipated product or manufacturing difficulties, a failure to price the product competitively, or an unexpected buildup in competitors' new machine or dealer owned rental fleets.

The environment also remains very competitive from a pricing standpoint. Additional price discounting would result in lower than anticipated price realization.

This discussion of uncertainties is by no means exhaustive but is designed to highlight important factors that may impact our outlook. Obvious factors such as general economic conditions throughout the world do not warrant further discussion but are noted to further emphasize the myriad of contingencies that may cause the Company's actual results to differ from those currently anticipated.

Item 7a. Quantitative and Qualitative Disclosures About Market Risk.

Information required by Item 7a is incorporated by reference from the following Notes to Consolidated Financial Statements - Notes 1I and 2 on pages A-8 through A-9 of the Appendix and Notes 16 and 17 on pages A-16 through A-17 of the Appendix and from "Derivative Financial Instruments" on pages A-27 through A-29 of the Appendix.

Item 8. Financial Statements and Supplementary Data.

Information required by Item 8 is incorporated by reference from the Report of Independent Accountants on page A-3, and the Financial Statements and Notes to Consolidated Financial Statements on pages A-4 through A-20 of the Appendix.

PART III

Item 10. Directors and Executive Officers of the Registrant.

Information required by Item 10 relating to identification of directors is incorporated by reference from "Directors Up For Election This Year for Terms Expiring in 2004," "Directors Remaining in Office Until 2002," and "Directors Remaining in Office Until 2003" on pages 2 through 4 of the Proxy Statement. Identification of executive officers appears in Item 1a of this Form 10-K. There are no family relationships between the officers and directors of the Company. All officers serve at the pleasure of the Board of Directors and are regularly elected at a meeting of the Board of Directors in April of each year. Information required by Item 10 relating to compliance with section 16(a) of the Securities Exchange Act is incorporated by reference from "Section 16(a) Beneficial Ownership Reporting Compliance" on page 27 of the Proxy Statement.

Item 11. Executive Compensation.

Information required by Item 11 is incorporated by reference from "Director Compensation" on pages 5 and 6, "Performance Graph" on page 9, "Compensation Committee Report on Executive Officer and Chief Executive Officer Compensation" on pages 10 through 15, and "Executive Compensation Tables" on pages 16 through 18 of the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

Information required by Item 12 is incorporated by reference from "Caterpillar Stock Owned by Officers and Directors (as of December 31, 2000)" on page 8 of the Proxy Statement and from "Persons Owning More than Five Percent of Caterpillar Stock (as of December 31, 2000)" on page 9 of the Proxy Statement.

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

     (a)   The following documents are filed as part of this report:
          1. Financial Statements (Incorporated by reference from the Appendix):
- Report of Independent Accountants (p. A-3)
- Statement 1 - Results of Operations (p. A-4)
- Statement 2 - Changes in Consolidated Stockholders' Equity (p. A-4)
- Statement 3 - Financial Position (p. A-5)

- Statement 4 - Statement of Cash Flow (p. A-6)
- Notes to Consolidated Financial Statements (pages A-7 through A-20)

2. Financial Statement Schedule:
- All schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto incorporated by reference.

(b)   There were three reports (one dated October 17 and two dated November 22) filed on Form 8-K pursuant to Item 5 during the last quarter of 2000 and three additional reports filed on Form 8-K on January 18, January 25 and January 26, 2001. No financial statements were filed as part of those reports.

(c)   Exhibits:

3.1	Restated Certificate of Incorporation (incorporated by reference from Exhibit 3(i) to the Form 10-Q filed for the first quarter of 1998).
3.2	Certificate of Designation, Preferences and Rights of the Terms of the Series A Junior Participating Preferred Stock (incorporated by reference from Exhibit 2 to Form 8-A filed December 11, 1996).
3.3	Bylaws, amended and restated (incorporated by reference from Exhibit 3.3 to the 1998 Form 10-K).
4	Rights Agreement dated as of December 11, 1996, between Caterpillar Inc. and First Chicago Trust Company of New York (incorporated by reference from Exhibit 1 to Form 8-A filed December 11, 1996).
10.1	Caterpillar Inc. 1996 Stock Option and Long-Term Incentive Plan, amended and restated as of December 31, 2000.**
10.2	Caterpillar Inc. 1987 Stock Option Plan, as amended and restated and Long Term Incentive Supplement, amended and restated as of December 31, 2000.**
10.3	Supplemental Pension Benefit Plan, as amended and restated (incorporated by reference from Exhibit 10.3 to the 1999 Form 10-K).
10.4	Supplemental Employees' Investment Plan, as amended and restated through December 31, 2000.
10.5	Caterpillar Inc. Corporate Incentive Compensation Plan Management and Salaried Employees (incorporated by reference from Exhibit 10.5 to the 1999 Form 10-K).
10.6	Directors' Deferred Compensation Plan, as amended and restated through April 12, 1999 (incorporated by reference from Exhibit 10.6 to the 1999 Form 10-K).**
10.7	Directors' Charitable Award Program (incorporated by reference from Exhibit 10(h) to the 1993 Form 10-K).**

10.8	Deferred Employees' Investment Plan, as amended and restated through December 31, 2000.**
11	Statement re: Computation of per Share Earnings (incorporated by reference from Note 15 of the Notes to Consolidated Financial Statements appearing on page A-16 of the Appendix).
12	Statement Setting Forth Computation of Ratios of Profit to Fixed Charges.
13	Annual Report to Security Holders attached as an Appendix to the Company's 2001 Annual Meeting Proxy Statement.
21	Subsidiaries and Affiliates of the Registrant.
23	Consent of Independent Accountants.
99.1	Form 11-K for Caterpillar Foreign Service Employees' Stock Purchase Plan.

** Compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 14(c) of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CATERPILLAR INC.
(Registrant)

By: /s/ R. Rennie Atterbury

Date: March 14, 2001   R. R. Atterbury III, *Secretary*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

March 14, 2001	/s/ Glen A. Barton (Glen A. Barton)	Chairman of the Board, Director and Chief Executive Officer
March 14, 2001	/s/ Vito H. Baumgartner (Vito H. Baumgartner)	Group President
March 14, 2001	/s/ Gerald S. Flaherty (Gerald S. Flaherty)	Group President
March 14, 2001	/s/ James W. Owens (James W. Owens)	Group President
March 14, 2001	/s/ Gerald L. Shaheen (Gerald L. Shaheen)	Group President
March 14, 2001	/s/ Richard L. Thompson (Richard L. Thompson)	Group President
March 14, 2001	/s/ F. Lynn McPheeters (F. Lynn McPheeters)	Vice President and Chief Financial Officer
March 14, 2001	/s/ Robert R. Gallagher (Robert R. Gallagher)	Controller and Chief Accounting Officer

March 14, 2001	/s/ Lilyan H. Affinito	Director
	(Lilyan H. Affinito)	
March 14, 2001	/s/ W. Frank Blount	Director
	(W. Frank Blount)	
March 14, 2001	/s/ John R. Brazil	Director
	(John R. Brazil)	
March 14, 2001	/s/ John T. Dillon	Director
	(John T. Dillon)	
March 14, 2001	/s/ Juan Gallardo	Director
	(Juan Gallardo)	
March 14, 2001	/s/ David R. Goode	Director
	(David R. Goode)	
March 14, 2001	/s/ James P. Gorter	Director
	(James P. Gorter)	
March 14, 2001	/s/ Peter A. Magowan	Director
	(Peter A. Magowan)	
March 14, 2001	/s/ William A. Osborn	Director
	(William A. Osborn)	
March 14, 2001	/s/ Gordon R. Parker	Director
	(Gordon R. Parker)	
		Director
	(Lord Charles D. Powell)	
March 14, 2001	/s/ Joshua I. Smith	Director
	(Joshua I. Smith)	
March 14, 2001	/s/ Clayton K. Yeutter	Director
	(Clayton K. Yeutter)	

EXHIBIT 10.1

CATERPILLAR INC.
1996 STOCK OPTION AND LONG-TERM INCENTIVE PLAN
(Amended and Restated as of 12/31/2000)

Section 1. Purpose

The Caterpillar Inc. 1996 Stock Option and Long-Term Incentive Plan ("Plan") is designed to attract and retain outstanding individuals as directors, officers and key employees of Caterpillar Inc. and its subsidiaries (collectively, the "Company"), and to furnish incentives to such individuals through awards based upon the performance of the Company and its stock. To this end, the Plan provides for grants of stock options, restricted stock, and performance awards, or combinations thereof, to non-employee directors, officers and other key employees of the Company, on the terms and subject to the conditions set forth in the Plan.

Section 2. Shares Subject to the Plan

2.1 *Shares Reserved for Issuance*

Twenty-four million shares of Company common stock ("Shares") shall be available for issuance under the Plan either from authorized but unissued Shares or from Shares acquired by the Company, including Shares purchased in the open market. An additional four million Shares authorized but unissued under prior Company stock option plans shall be available for issuance under this Plan.

2.2 *Stock Splits/Stock Dividends*

In the event of a change in the outstanding Shares of the Company by reason of a stock dividend, recapitalization, merger, consolidation, split-up, combination, exchange of shares, or similar event, the Compensation Committee ("Committee") of the Company's Board of Directors ("Board") shall take any action, which, in its discretion, it deems necessary to preserve benefits under the Plan, including adjustment to the aggregate number of Shares reserved for issuance under the Plan, the number and option price of Shares subject to outstanding options granted under the Plan and the number and price of Shares subject to other awards under the Plan.

2.3 *Reacquired Shares*

If Shares issued pursuant to the Plan are not acquired by participants because of lapse, expiration or termination of an award, such Shares shall again become available for issuance under the Plan. Shares tendered upon exercise of an option by a Plan participant may be added back and made available solely for future grants under the Plan.

Exhibit 10.1   Page 17 of 10

Section 3. Administration

The Committee shall have the authority to grant awards under the Plan to officers and other key employees of the Company. Except as limited by the express provisions of the Plan or by resolutions adopted by the Board, the Committee also shall have the authority and discretion to interpret the Plan, to establish and revise rules and regulations relating to the Plan, and to make any other determinations that it believes necessary or advisable for administration of the Plan.

The Committee shall be composed solely of members of the Board that are outside directors, as that term is defined in Section 162(m) of the Internal Revenue Code. The Committee shall have no authority with respect to non-employee director awards under the Plan.

Section 4. Stock Options

4.1 *Company Employees*

(a) Eligibility

The Committee shall determine Company officers and employees to whom options shall be granted, the timing of such grants, and the number of shares subject to the option; provided that the maximum number of Shares upon which options may be granted to any employee in any calendar year shall be 400,000.

(b) Option Exercise Price

The exercise price of each option shall not be less than 100% of the fair market value of Shares underlying the option at the time the option is granted. The fair market value for purposes of determining the exercise price shall be the mean between the high and low prices at which Shares are traded on the New York Stock Exchange the day the option is granted. In the event this method for determining fair market value is not practicable, fair market value shall be determined by such other reasonable method as the Committee shall select.

(c) Option Exercise

Options shall be exercisable in such installments and during such periods as may be fixed by the Committee at the time of grant. Options that are not incentive stock options as defined in Section 4.1(f) of the Plan shall not be exercisable after the expiration of ten years from the date of grant.

Payment of the exercise price shall be made upon exercise of all or a portion of any option. Such payment shall be in cash or by tendering Shares having a fair market value equal to 100% of the exercise price. The fair market value of Shares for this purpose shall be the mean between the high and low prices at which Shares are traded on the New York Stock Exchange on the date of exercise. Upon exercise of an option, any applicable taxes the Company is required to withhold shall be paid to the Company. Shares to be received upon exercise may be surrendered to satisfy withholding obligations.

Exhibit 10.1   Page 18 of 10

(d) Termination of Employment

The Committee may require a period of continued employment before an option can be exercised. That period shall not be less than one year, except that the Committee may permit a shorter period in the event of termination of employment by retirement or death.

Termination of employment with the Company shall terminate remaining rights under options then held; provided, however, that an option grant may provide that if employment terminates after completion of a specific period, the option may be exercised during a period of time after termination. That period may not exceed sixty months where termination of employment is caused by retirement or death or sixty days where termination results from any other cause. If death occurs after termination of employment but during the period of time specified, such period may be extended to not more than sixty-six months after retirement, or thirty-eight months after termination of employment for any other cause. In the event of termination within two years after a Change of Control as defined in Section 7.2 of the Plan, options shall be exercisable for a period of sixty months following the date of termination or for the maximum term of the option, whichever is shorter. Notwithstanding the foregoing, the Committee may change the post-termination period of exercisability of an option provided that change does not extend the original maximum term of the option.

(e) Transferability of Options

(i)   Except as otherwise permitted in Section 4.1(e)(ii), options shall not be transferable other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code or the Employee Retirement Income Security Act. Options are exercisable during the holder's lifetime only by the holder, unless the holder becomes incapacitated or disabled, in which case the option may be exercised by the holder's authorized representative. A holder may file with the Company a written designation of beneficiaries with the authority to exercise options in the event of the holder's death.

(ii)   Notwithstanding the provisions of Section 4.1(e)(i), and in addition to the permissible transfers under that provision, options granted to persons at the level of Vice President and above, as well as directors of this corporation and persons retired from those positions, may be transferred to any one or more "Permitted Transferees," as long as those options are not incentive stock options as defined below and are fully vested. Options granted to employees below the level of Vice President may be transferred upon prior approval of the Company's Director of Compensation and Benefits pursuant to the terms of this section.

(iii)   For purposes of Section 4.1(e)(ii), the term "Permitted Transferees" shall meanthe members of the group that consists exclusively of the individual to whom the option is granted, the spouse of the individual to whom the option is granted, the lineal descendants of the individuals to whom the option is granted, the spouses of the lineal descendents to whom the option is granted, the lineal descendants of any spouse or former spouse of the individual to whom the option is granted, the spouses of the lineal descendants of any spouse or former spouse of the individual to whom the option is granted, the estate (and any trust that serves a distributive function of an estate) of the Permitted Transferee, all trusts that an individual who is a Permitted Transferee can revoke and all trusts, corporations, partnerships, limited liability companies and

Exhibit 10.1   Page 19 of 10

other entities in which, directly or indirectly, but for the exercise of a power of appointment or the death of the survivor of the individual who are Permitted Transferees. Each owner of an equitable interest is an individual who is a Permitted Transferee.

(f) Incentive Stock Options

Incentive stock options, as defined in Section 422 of the Internal Revenue Code, may be granted under the Plan. The decision to grant incentive stock options to particular persons is within the Committee's discretion. Incentive stock options shall not be exercisable after expiration of ten years from the date of grant. The amount of incentive stock options vesting in a particular year cannot exceed $100,000 per option recipient, based on the fair market value of the options on the date of grant; provided that any portion of an option that cannot be exercised as an incentive stock option because of this limitation may be converted by the Committee to another form of option. The Board may amend the Plan to comply with Section 422 of the Internal Revenue Code or other applicable laws and to permit options previously granted to be converted to incentive stock options.

4.2 *Non-Employee Directors*

(a) Terms

Subject to the share ownership requirements, options with a term of ten years and one day are granted to each non-employee director for 4,000 Shares, effective as of the close of each annual meeting of stockholders at which an individual is elected a director or following which such individual continues as a director. Options granted to non-employee directors shall become exercisable by one-third at the end of each of the three successive one-year periods since the date of grant. The exercise price of each option shall be 100% of the fair market value of Shares underlying the option on the date of grant.

(b) Termination of Directorship

An option awarded to a non-employee director may be exercised any time within 60 months of the date the director terminates such status. In the event of a director's death, the director's authorized representative may exercise the option within 60 months of the date of death, provided that if the director dies after cessation of director status, the option is exercisable within 66 months of such cessation. In no event shall an option awarded to a non-employee director be exercisable beyond the expiration date of that option.

Section 5. Restricted Stock

5.1 *Company Employees*

(a) Eligibility

The Committee may determine whether restricted stock shall be awarded to Company officers and employees, the timing of award, and the conditions and restrictions imposed on the award.

Exhibit 10.1   Page 20 of 10

(b) Terms

During the restriction period, the recipient shall have a beneficial interest in the restricted stock and all associated rights and privileges of a stockholder, including the right to vote and receive dividends, subject to any restrictions imposed by the Committee at the time of grant.

The following restrictions will be imposed on Shares of restricted stock until expiration of the restriction period:

(i) The recipient shall not be entitled to delivery of the Shares;

(ii) None of the Shares issued as restricted stock may be transferred other than by will or by the laws of descent and distribution; and

(iii) Shares issued as restricted stock shall be forfeited if the recipient terminates employment with the Company, except for termination due to retirement after a specified age, disability, death or other special circumstances approved by the Committee.

Shares awarded as restricted stock will be issued subject to a restriction period set by the Committee of no less than two nor more than ten years. The Committee, except for restrictions specified in the preceding paragraphs, shall have the discretion to remove any or all of the restrictions on a restricted stock award whenever it determines such action appropriate. Upon expiration of the restriction period, the Shares will be made available to the recipient, subject to satisfaction of applicable tax withholding requirements.

5.2 *Non-Employee Directors*

(a) On January 1 of each year, 400 Shares of restricted stock shall be granted to each director who is not currently an employee of the Company. The stock will be subject to a restriction period of three years from the date of grant. During the restriction period, the recipient shall have a beneficial interest in the restricted stock and all associated rights and privileges of a stockholder, including the right to vote and receive dividends.

The following restrictions will be imposed on restricted stock until expiration of the restricted period:

(i) The recipient shall not be entitled to delivery of the Shares;

(ii) None of the Shares issued as restricted stock may be transferred other than by will or by the laws of descent and distribution; and

(iii) Shares issued as restricted stock shall be forfeited if the recipient ceases to serve as a director of the Company, except for termination due to death, disability, or retirement under the Company's Directors' Retirement Plan.

Upon expiration of the restriction period, the Shares will be made available to the recipient, subject to satisfaction of applicable tax withholding requirements.

Exhibit 10.1   Page 21 of 10

(b) Each January 1st, 350 shares of restricted stock, in addition to shares described in Section 5.2(a), shall be awarded to each director who is not currently and has not been an employee of the Company. Shares awarded under this Section 5.2(b) will be held in escrow until the director terminates service with the Company. During the restriction period, the recipient shall have a beneficial interest in the restricted stock and all associated rights and privileges of a stockholder except as discussed below.

The following restrictions will be imposed on restricted stock awarded under this Section 5.2(b) until it is made available to the recipient:

     (i) The recipient shall not receive dividends on the shares, but an amount equal to such dividends will be credited to the director's stock equivalent account in the Company's Directors' Deferred Compensation Plan;

     (ii) The recipient shall not be entitled to delivery of the shares;

     (iii) None of the shares awarded may be transferred other than by will or by the laws of descent and distribution; and

     (iv) The right to receive shares shall be subordinate to the claims of general creditors of the Company.

Upon termination of service, restricted shares will be made available to the recipient subject to satisfaction of applicable tax withholding requirements; provided, however, that if the recipient has not served on the Board for at least five years at the time of such termination, all restricted shares awarded under this Section 5.2(b) shall be forfeited.

Pursuant to termination of the Company's Directors' Retirement Plan effective December 31, 1996, each director continuing in office was awarded an amount of restricted stock equal to the accumulated value of past pension accruals as determined by the Company's actuary. Those shares will be subject to the same restrictions as shares awarded annually pursuant to this Section 5.2(b).

Section 6. Performance Awards

6.1 *Eligibility and Terms*

The Committee may grant awards to officers and other key employees ("Performance Awards") based upon Company performance over a period of years ("Performance Period"). The Committee shall have sole discretion to determine persons eligible to participate, the Performance Period, Company performance factors applicable to the award ("Performance Measures"), and the method of Performance Award calculation.

Exhibit 10.1   Page 22 of 10

At the time the Committee establishes a Performance Period for a particular award, it shall also establish Performance Measures and targets to be attained relative to those measures

Exhibit 10.1   Page 23 of 10

Shares provided pursuant to the election shall be held in book-entry form by the Company on behalf of the non-employee director. Upon request, the Company shall deliver Shares so held to the non-employee director. While held in book-entry form, the Shares shall have all associated rights and privileges, including voting rights and the right to receive dividends.

Section 8. Change of Control

8.1 *Effect on Grants and Awards*

Unless the Committee shall otherwise expressly provide in the agreement relating to a grant or award under the Plan, upon the occurrence of a Change of Control as defined below: (i) all options then outstanding under the Plan shall become fully exercisable as of the date of the Change of Control; (ii) all terms and conditions of restricted stock awards then outstanding shall be deemed satisfied as of the date of the Change of Control; and (iii) all Performance Awards for a Performance Period not completed at the time of the Change of Control shall be payable in an amount equal to the product of the maximum award opportunity for the Performance Award and a fraction, the numerator of which is the number of months that have elapsed since the beginning of the Performance Period through the later of (A) the date of the Change of Control or (B) the date the participant terminates employment, and the denominator of which is the total number of months in the Performance Period; provided, however, that if this Plan shall remain in force after a Change of Control, a Performance Period is completed during that time, and the participant's employment has not terminated, this provision (iii) shall not apply.

8.2 *Change of Control Defined*

For purposes of the Plan, a "Change of Control" shall be deemed to have occurred if:

(a) Any person becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 15 percent or more of the combined voting power of the Company's then outstanding common stock, unless the Board by resolution negates the effect of this provision in a particular circumstance, deeming that resolution to be in the best interests of Company stockholders;

(b) During any period of two consecutive years, there shall cease to be a majority of the Board comprised of individuals who at the beginning of such period constituted the Board;

(c) The shareholders of the Company approve a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) less than fifty percent of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or

(d) Company shareholders approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of its assets.

Exhibit 10.1   Page 24 of 10

Section 9. **Amendment and Termination**

The Board may terminate the Plan at any time, except with respect to grants and awards then outstanding. The Board may amend the Plan without shareholder approval, unless such approval is necessary to comply with applicable laws, including provisions of the Exchange Act or Internal Revenue Code.

Section 10. **Regulatory Compliance**

Notwithstanding any other provision of the Plan, the issuance or delivery of any Shares may be postponed for such period as may be required to comply with any applicable requirements of any national securities exchange or any requirements under any other law or regulation applicable to the issuance or delivery of such Shares. The Company shall not be obligated to issue or deliver any Shares if such issuance or delivery shall constitute a violation of any provision of any law or regulation of any governmental authority or national securities exchange.

Section 11. **Effective Date**

The Plan shall be effective upon its approval by the Company's stockholders at the 1996 Annual Meeting of Stockholders.

Exhibit 10.1   Page 25 of 10

EXHIBIT 10.2

CATERPILLAR INC.
1987 STOCK OPTION PLAN

(Amended and Restated as of 12/31/2000)

1.   Establishment of Plan

Caterpillar Inc. (hereafter referred to as the "Company") proposes to grant to selected key employees of the Company and its subsidiaries restricted stock awards, options to purchase common stock of the Company and stock appreciation rights in conjunction therewith for the purposes of (i) furnishing to such employees maximum incentive through ownership of Company shares to improve operations and increase profits and (ii) encouraging such persons to accept or continue employment with the Company and its subsidiaries. Such restricted stock awards, options and stock appreciation rights will be granted pursuant to the plan herein set forth, which shall be known as the Caterpillar Inc. 1987 Stock Option Plan (hereafter referred to as the "Plan").

The Company also proposes to grant to the members of the Company's Board of Directors who are not officers or employees of the Company at the time of a grant (hereinafter referred to as "Outside Directors") options to purchase common stock of the Company pursuant to the Plan. The Company also proposes to grant to Outside Directors restricted shares of Company common stock pursuant to the Plan. The purpose of such grants is to provide incentives for highly qualified individuals to stand for election to the Board and to continue service on the Board and to encourage increased stock ownership by Outside Directors in order to promote long-term stockholder value. Stock appreciation rights, and incentive stock options, as defined in Section 422A of the Internal Revenue Code, will not be granted to Outside Directors under the Plan.

2.   Stock Reserved for Options and Restricted Stock Awards

Subject to adjustment as provided in Section 3, the maximum number of shares of the Company that may be issued upon the granting of restricted stock awards, performance awards or the exercise of options and Stock Appreciation Rights under the Plan or any Supplement hereto shall not exceed 7,500,000. The shares so issued may be authorized but unissued shares, Treasury shares, or previously issued shares purchased for purposes of the Plan. Any shares subject to options or awards may thereafter be subject to new stock options or awards under the Plan if there is a forfeiture of any such awards or lapse, expiration or termination of any such option but not if there is a surrender of an option or portion thereof pursuant to a stock appreciation right as provided hereafter in Section 7.

Exhibit 10.2   Page 1 of 14

3. Adjustment Provisions

If there is any change in the outstanding shares of common stock without any consideration to the Company by stock dividend, stock split-up, change in par or no par value, or other similar event, the number and kind of shares then remaining available for issue under the Plan shall be correspondingly changed, and a similar adjustment shall be made in the unexercised portion of all options then outstanding without change in the aggregate purchase price to be paid.

Options and stock appreciation rights may also contain provisions for the continuation thereof, and for other equitable adjustments, after other changes in the Company's shares, including changes resulting from recapitalization, reorganization, sale, merger, consolidation, or other similar occurrence.

4. Administration of the Plan

The authority to grant restricted stock awards, options and stock appreciation rights to officers and employees under the Plan shall be vested in the Stock Option and Officers' Compensation Committee (hereafter referred to as the "Committee") consisting of not less than three members of the Board of Directors appointed from time to time by the Board. No member of the Board shall serve on the Committee at a time when such member is, or within one year prior thereto has been, eligible to receive restricted stock awards, options, or stock appreciation rights under the Plan, or restricted stock awards, options, or stock appreciation rights under any other stock option or stock bonus plan of the Company; provided, however, that Outside Directors who receive options and restricted stock under this Plan may serve on the Committee. The Committee shall have no authority regarding the granting of options and restricted stock to Outside Directors.

Subject to the provisions of the Plan, the Committee from time to time shall determine (except as to options and restricted stock granted to Outside Directors) the individuals to whom, and the time or times at which, restricted stock awards, options, or stock appreciation rights shall be granted; the number of shares to be subject to each restricted stock award, each option, and each stock appreciation right; the option price per share; the extent to which stock appreciation rights are exercisable for cash, or stock, or a combination of cash and stock; whether restricted shares [shares of common stock issued under restrictions which subject them to a "substantial risk of forfeiture" (as defined in Section 83 of the Internal Revenue Code of 1986, as amended) until the restrictions lapse] should be issued on the exercise of an option or stock appreciation right and, if so, the nature of the restrictions; the duration of each option; the specific restrictions applicable to restricted stock awards and the other terms and provisions of each restricted stock award, option, and stock appreciation right. In the case of officers to whom restricted stock awards, options, or stock appreciation rights may be granted, the selection of such officers and all of the foregoing determinations shall be made directly by the Committee in its sole discretion. In the case of key employees other than officers, the selection of such employees and all of the foregoing determinations may be delegated by the Committee to an administrative group of officers chosen by the Committee. Neither restricted stock awards, options, nor stock appreciation rights granted to one employee need be identical to those granted other employees.

Exhibit 10.2   Page 2 of 14

Subject to share ownership requirements, commencing with the 1988 annual meeting of stockholders, options with a term of ten years and one day shall be granted to each Outside Director for 1,000 shares of the Company's common stock effective as of the close of each annual meeting of the stockholders (i) at which such individual is elected a director or (ii) following which such individual will continue to serve as a director as a member of a continuing class of directors. Any option so granted shall be a nonqualified stock option. In the event any change in the outstanding shares of the Company's common stock occurs and an adjustment is made in the unexercised portion of options outstanding, as provided in Section 3 above, a similar adjustment shall be made in the number of shares to be granted to Outside Directors thereafter under this paragraph.

On April 14, 1995, and each January 1 thereafter, 200 shares of restricted stock shall be granted to each Outside Director. The stock will be held in escrow for a period of three years from the award date. Stock issued as restricted stock shall be forfeited if the director ceases to serve as a director of the Company for any reason other than death, disability, or retirement under the Directors' Retirement Plan. In the event any change in the outstanding shares of the Company's common stock occurs as provided in Section 3 above, a similar adjustment shall be made in the number of restricted shares to be granted to Outside Directors thereafter under this paragraph.

Subject to the provisions of the Plan specifically governing options and restricted stock granted or to be granted to Outside Directors, the Committee may also interpret the Plan; prescribe, amend and rescind rules and regulations relating to the Plan; and make all other determinations necessary or advisable for the administration of the Plan. The determinations of the Committee shall be made in accordance with its judgment as to the best interests of the Company and its stockholders and in accordance with the purposes of the Plan. The Committee's determinations shall in all cases be conclusive.

A majority of the members of the Committee shall constitute a quorum, and all determinations of the Committee shall be made by a majority of its members. Any determination of the Committee may be made, without notice or meeting, by the written consent of a majority of the Committee members.

5.   **Eligibility**

Restricted stock awards, options, and stock appreciation rights may be granted to officers and other key employees of the Company or of its present or future subsidiaries. Options and restricted stock will be granted to Outside Directors as provided in Sections 4 and 14 hereof.

A director of the Company or a subsidiary who is not also an employee of the Company or a subsidiary shall not be eligible to receive a stock appreciation right or an alternative stock option. An employee or officer who has been granted a restricted stock award, option, or stock appreciation right under this or any other stock option plan may or may not be granted additional restricted stock awards, options, and stock appreciation rights at the direction of the Committee.

Exhibit 10.2   Page 3 of 14

Options and Stock Appreciation Rights

6.   Option Price

The per share option price shall not be less than 100% of the fair market value of the common stock at the time the option is granted. The per share option price of options granted to Outside Directors shall be 100% of the market value of the common stock at the time an option is granted.

7.   Stock Appreciation Rights

Stock appreciation rights will permit the holder to elect to surrender any option or any portion thereof which is then exercisable and receive in exchange therefor shares of common stock, cash, or a combination thereof. Such stock, cash, or combination shall have an aggregate value equal to the excess
of the fair market value of one share of common stock over the purchase price specified in such option multiplied by the number of shares of common stock covered by such option or portion thereof which is so surrendered. The fair market value of one share of common stock shall equal (a) in the case of such a holder who is not a Company officer, the mean of the highest and lowest quoted selling price of shares of the Company's common stock on the New York Stock Exchange on the date of surrender and (b) in the case of such a holder who is a Company officer, but subject to the provisions of the succeeding sentence, the highest of the means of the highest and lowest quoted selling price of shares of the Company's common stock on the New York Stock Exchange determined for each day occurring during the window period during which such election to surrender the option or portion thereof is made; and the window period is the applicable period for making such an election (currently ten business days) prescribed from time to time pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934. In the case of such a holder who is a Company officer, the fair market value of one share of common stock with respect to the surrender of an incentive stock option granted, shall equal the mean of the highest and lowest quoted selling price of shares of the Company's common stock on the New York Stock Exchange on the date of surrender unless it is specifically provided in the option form, or any amendment thereto, that the valuation described in item (b) above shall apply. In the case of any option holder who at the time of an election is an officer of the Company, each election to receive cash alone or in combination with stock shall be subject to the approval of the Committee in its sole discretion.

Stock appreciation rights may be granted as part of a stock option or as a separate right to any holder of any option theretofore or then being granted under this Plan. A stock appreciation right shall be exercisable upon any additional terms and conditions (including, without limitation, the issuance of restricted shares and the imposition of restrictions upon the timing of exercise) which may be determined as provided in Section 4 of the Plan.

In the event of the exercise of a stock appreciation right, the number of shares reserved for issuance under the Plan shall be reduced by the number of shares of common stock covered by such option or portion thereof which is surrendered in connection with such exercise. No fractional shares shall be issued on the exercise of a stock appreciation right.

Exhibit 10.2   Page 4 of 14

## 8.	Exercise of Options and Stock Appreciation Rights

Options shall be exercisable in such installments and during such periods as may be fixed by the Committee at the time of grant. Options that are not incentive stock options as defined in Section 4 of the Plan shall not be exercisable after the expiration of ten years from the date of grant. Options granted to Outside Directors shall become exercisable as follows: one-third at the end of each of the three successive one-year periods commencing on the date of each option grant. Notwithstanding any other provision hereof, no option and no stock appreciation right shall be exercisable after the expiration of ten years and one day from the date such option or stock appreciation right is granted, provided that no incentive stock option (or related stock appreciation right) shall be exercisable after the expiration of ten years from the date such option is granted.

Payment of the purchase price shall be made upon exercise of all or a portion of any option. Such payment shall be made pursuant to rules adopted by the Committee and the Company in cash or by the tendering (through one transaction or in a series of consecutive transactions) of shares of common stock of the Company having a fair market value equal to 100% of such purchase price or by any combination thereof. The fair market value of a share of common stock so tendered shall be the mean of the highest and lowest quoted selling price of shares of the Company's common stock on the New York Stock Exchange on date of exercise. In addition, on the exercise of an option, surrender of a stock appreciation right, or upon the granting of any restricted stock award or performance award, any applicable taxes which the Company is required to withhold shall be paid to the Company and any information which the Company deems necessary shall be provided to the Company. In fulfilling its withholding obligation, the Company may withhold a portion of any shares to be issued to satisfy such withholding obligation in accordance with rules promulgated by the Committee, in its sole discretion.

## 9.	Termination of Employment

Each option granted to an officer or employee shall, and each stock appreciation right granted to an officer or employee may, in the Committee's sole discretion require a period or periods of continued employment with the Company and/or its subsidiaries before it may be exercised in whole or in part. No such period shall be less than one year except that the Committee may permit a shorter period in the event of termination of employment by reason of retirement or death.

Termination of the employment with the Company and its subsidiaries of an officer or employee who holds an option shall terminate any remaining rights under options and stock appreciation rights then held by such holder except as hereinafter provided.

Exhibit 10.2   Page 5 of 14

Each option and stock appreciation right granted to an officer or employee may provide that if employment of the holder with the Company and its subsidiaries terminates after completion of a period of employment so specified, the option or stock appreciation right may be exercised (to the extent then exercisable) by the holder (or, in the event of the holder's death, by whoever shall have received the holder's rights under the option or stock appreciation right) during a specified period of time after such termination of employment. Such a specified period of time may not exceed sixty months where termination of employment is caused by retirement or death and sixty days where it results from any other cause; provided that if death occurs after termination of employment but during the period of time so specified, such period may be extended to not more than sixty-six months after retirement, or thirty-eight months after termination of employment for any other cause. In the event that any such option or stock appreciation right granted under the Plan has a specified period for exercise after retirement or death which is less than the maximum period permitted under this section, the Committee may modify such option or right to extend such specified period up to such maximum period.

Such options and stock appreciation rights shall not be affected by authorized leaves of absence or by any change of employment so long as the holder continues to be an employee of the Company or a subsidiary.

Nothing in the Plan or in any such option or stock appreciation right shall interfere with or limit in any way the right of the Company or of any of its subsidiaries to terminate any employee's employment at any time, nor confer upon any employee any right to continue in the employ of the Company or any of its subsidiaries. Notwithstanding the foregoing, the Committee may change the post-termination period of exercisability of an option or stock appreciation right provided that no such change shall extend the original maximum term of the option or stock appreciation right.

9A.   Termination of Outside Directorship

No period of continued service as an Outside Director following the grant of an option shall be required to render exercisable an option granted to an Outside Director in the event an Outside Director holding an option which has not become exercisable or has not been fully exercised shall cease to be an Outside Director. In such event any such option may be exercised at any time within sixty months of the date such Director ceased to be a Director. In the event an Outside Director shall die holding an option which has not become exercisable or has not been fully exercised, his executors, administrators, heirs or distributees, as the case may be, may exercise such option at any time within sixty months of the date of such death provided that if death occurs after the date an Outside Director ceases to be a Director, such option shall be exercisable within sixty-six months of such date. In no event, however, shall an option which has expired by its terms be exercisable.

Exhibit 10.2   Page 6 of 14

10. Incentive Stock Options

Notwithstanding anything contained herein to the contrary, there may be granted under the Plan, other than to Outside Directors, incentive stock options as defined in Section 422A of the Internal Revenue Code as it may be amended from time to time. The Committee from time to time shall determine whether any incentive stock options shall be granted. It shall also determine in its full discretion the individuals to whom, and the time or times at which, any such grants shall be made. Incentive stock options shall not by their terms be transferable by the holder other than by will or the laws of descent and distribution and shall be exercisable during the holder's lifetime only by the holder. The aggregate fair market value (determined at the time the option is granted) of the stock with respect to which incentive stock options are exercisable for the first time by the holder during any calendar year (under all incentive stock option plans of the Company) shall not exceed $100,000; provided, however, that all or any portion of an option which cannot be exercised as an incentive stock option because of such limitation may be converted by the Committee to an option other than an incentive stock option. The Board of Directors of the Company may amend the Plan from time to time as may be necessary (1) to comply with Section 422A of the Internal Revenue Code, or other sections of the Code or other applicable laws or regulations, and (2) to permit any options granted as, or converted to, incentive stock options to have all of the features provided for incentive stock options in the applicable laws and regulations.

11A. Transferability of Options and Stock Appreciation Rights

Except as otherwise permitted in Section 11B, options and stock appreciation rights shall not be transferable otherwise than by will or the laws of descent and distribution, and shall be exercisable, during the holder's lifetime, only by the holder except in the case of holder's incapacity or disability when such options and stock appreciation rights may be exercised by the holder's duly appointed guardian or representative.

A holder, however, may file with the Company a written designation of a beneficiary or beneficiaries (subject to such limitations as to the classes and number of beneficiaries and contingent beneficiaries and such other limitations as the Committee from time to time may prescribe) to exercise, in the event of the death of the optionee, an option or stock appreciation right, subject to the provisions of the Plan. A holder may from time to time revoke or change any such designation of beneficiary and any designation of beneficiary under the Plan shall be controlling over any other disposition, testamentary or otherwise; provided, however, that if the Committee shall be in doubt as to the right of any such beneficiary to exercise any option or stock appreciation right, the Committee may determine to recognize only an exercise by the legal representative of the optionee, in which case the Company, the Committee and the members thereof shall not be under any further liability to anyone.

Exhibit 10.2   Page 7 of 14

11B. Permissible Transfers of Options

(a) Notwithstanding the provisions of Section 11A, and in addition to permissible transfers under that provision, options granted to persons at the level of Vice President and above, as well as directors of this corporation and persons retired from those positions, may be transferred to any one or more "Permitted Transferees," as long as those options are vested and are not incentive stock options as defined above.

(b) For purposes of Section 11B(b), the term "Permitted Transferees" shall mean the members of the group that consists exclusively of the individual to whom the option is granted, the spouse of the individual to whom the option is granted, the lineal descendants of the individuals to whom the option is granted, the spouses of the lineal descendents to whom the option is granted, the lineal descendants of any spouse or former spouse of the individual to whom the option is granted, the spouses of the lineal descendants of any spouse or former spouse of the individual to whom the option is granted, the estate (and any trust that serves a distributive function of an estate) of the Permitted Transferee, all trusts that an individual who is a Permitted Transferee can revoke and all trusts, corporations, partnerships, limited liability companies and other entities in which, directly or indirectly, but for the exercise of a power of appointment or the death of the survivor of the individual who are Permitted Transferees. Each owner of an equitable interest is an individual who is a Permitted Transferee.

Restricted Stock Awards to Company Employees

12. Granting of Awards

The Committee from time to time may determine whether any restricted stock awards shall be granted to other than an Outside Director either alone or in combination with the granting of options under the Plan. The Committee will in so granting establish the time, conditions and restrictions in connection with the issuance or transfer of a restricted stock award, including the restriction period which may differ with respect to each grantee.

13. Shares and Restrictions

Restricted stock awards will be made from shares of Company common stock otherwise available for stock option grants under the Plan. During the restriction period the grantee shall have a beneficial interest in the restricted stock and all rights and privileges of a stockholder with respect thereto, including the right to vote and receive dividends, subject to the restrictions imposed by the Committee at the time of grant.

Exhibit 10.2   Page 8 of 14

The following restrictions will be imposed on shares of common stock issued as a restricted stock award until the expiration of the restricted period:

(a)   The grantee shall not be entitled to delivery of the stock certificate which certificate shall be held in escrow by the secretary of the Committee;

(b)   None of the stock issued as a restricted stock award may be transferred other than by will or by the laws of descent and distribution; and

(c)   Stock issued as a restricted stock award shall be forfeited and the stock certificate shall be returned to the Company if the grantee terminates employment with the Company and its subsidiaries except for termination due to retirement after a specified age, disability, death or other special circumstances approved by the Committee.

Shares awarded as a restricted stock award will be issued subject to a restriction period set by the Committee of no less than two nor more than ten years. The Committee except for the restrictions specified in the preceding paragraphs shall have the discretion to remove any or all of the restrictions on a restricted stock award whenever it may determine that such action is appropriate. Upon the expiration of the restriction period with respect to any shares of a restricted stock award, a stock certificate will be delivered out of escrow, subject to satisfaction by the grantee of the applicable withholding tax requirements, without charge to the grantee.

Restricted Stock Awards to Outside Directors

14.   Terms of Grant and Restrictions

On April 14, 1995, and each January 1 thereafter, 200 shares of restricted stock shall be granted to each Outside Director who following such date continues to serve as a director. Restricted stock awards will be made from shares of Company common stock otherwise available for stock option grants under the Plan.

The stock will be subject to a restriction period of three years from the date of grant. During that restricted period, subject to the restrictions set forth in the next paragraph, the grantee shall have a beneficial interest in the restricted stock and all rights and privileges of a stockholder with respect thereto, including the right to vote and receive dividends.

The following restrictions will be imposed on shares of common stock issued as a restricted stock award until the expiration of the restricted period:

(a)   The grantee shall not be entitled to delivery of the stock certificate which certificate shall be held in escrow by the secretary of the Committee;

Exhibit 10.2   Page 9 of 14

(b)   None of the stock issued pursuant to a restricted stock award may be transferred other than by will or by the laws of descent and distribution; and

(c)   Stock issued pursuant to a restricted stock award shall be forfeited and the stock certificate returned to the Company if the grantee ceases to serve as a director of the Company, except for termination due to death, disability, or retirement under the Directors' Retirement Plan.

Upon expiration of the restricted period with respect to any shares of a restricted stock award, a stock certificate will be delivered out of escrow, subject to satisfaction by the grantee of applicable tax withholding requirements, without charge to the grantee.

General Provisions

15.   Amendment and Termination

The Plan may be terminated at any time by the Board of Directors except with respect to any restricted stock awards, options, or stock appreciation rights then outstanding. Also, the Board may, from time to time, amend the Plan as it may deem proper and in the best interests of the Company or as may be necessary to comply with any applicable laws or regulations, provided that no such amendment shall (i) increase the total number of shares which may be issued under the Plan, (ii) reduce the minimum purchase price or otherwise materially increase the benefits under the Plan, (iii) change the basis for valuing stock appreciation rights, (iv) impair any outstanding option, stock appreciation right or restricted stock award without the consent of the holder, (v) alter the class of employees eligible to receive options, stock appreciation rights or restricted stock awards, or (vi) amend any provision of the Plan insofar as it applies specifically to options and restricted stock granted or to be granted to Outside Directors, unless, in each case, such amendment is required in order to assure the Plan's continued compliance with applicable laws, including Rule 16b-3 under the Securities Exchange Act of 1934.

Plan provisions applicable to Outside Director option and restricted stock awards shall not be amended more than once every six months other than to comply with changes in the Internal Revenue Code, Employee Retirement Income Security Act, or rules thereunder.

16.   Regulatory Compliance

Notwithstanding any other provision of the Plan, the issuance or delivery of any shares of common stock may be postponed for such period as may be required to comply with any applicable requirements of any national securities exchange or any requirements under any other law or regulation applicable to the issuance or delivery of such shares. The Company shall not be obligated to issue or deliver any shares if such issuance or delivery shall constitute a violation of any provision of any law or regulation of any governmental authority or national securities exchange.

Exhibit 10.2   Page 10 of 14

17. **Miscellaneous**

For purposes of this Plan:

(i)   The term "subsidiary" means any corporation in which the Company owns, directly or indirectly, at least 35% of the total combined voting power of all classes of stock; except that for purposes of any option subject to the provisions of Section 425 of the Internal Revenue Code, as amended, the term "subsidiary" means any corporation in an unbroken chain of corporations beginning with the Company if, at the time of the granting of an option, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

(ii)   "Retirement" as used herein means retirement under any pension or retirement plan of the Company or of a subsidiary, or termination of employment with the Company or a subsidiary, by action of the employing company, because of disability.

Exhibit 10.2   Page 11 of 14

CATERPILLAR INC.
LONG TERM INCENTIVE SUPPLEMENT

ARTICLE I - PURPOSE

The provisions of this Long Term Incentive Supplement (the "Supplement") shall supplement the provisions of the Caterpillar Inc. 1987 Stock Option Plan (the "Plan") and, unless otherwise expressly qualified by the context of the Supplement, the conditions contained in the Plan shall be applicable to the Supplement and terms used in the Supplement shall have the meanings defined in the Plan.

The purposes of the Supplement are to (i) strengthen the commonality of interest between management and Caterpillar Inc.'s stockholders, (ii) link effectively executive motivation and compensation with Caterpillar Inc.'s performance, (iii) provide incentives and rewards for key executives to accomplish Caterpillar Inc.'s goals and objectives over the long term, (iv) offer a comprehensive and competitive total compensation program, and (v) attract and retain executives of high caliber and ability.

ARTICLE II - DEFINITIONS

For purposes of the Supplement:

2.1 "AWARD" shall mean the sum of the cash amount and/or restricted stock awarded to a Participant following the conclusion of a Performance Period in which Performance Measures were met or exceeded.

2.2 "DISABILITY" shall mean the total and permanent disability of a Participant as defined by any Caterpillar Inc. long-term disability plan in effect for such Participant.

2.3 "PARTICIPANT" shall mean any employee of Caterpillar Inc. or any subsidiary of Caterpillar Inc. holding a position which the Committee has determined is eligible to participate in the Supplement.

2.4 "PERFORMANCE MEASURES" shall mean the criteria established by the Committee at the beginning of each Performance Period as the basis for making Awards.

2.5 "PERFORMANCE PERIOD" shall mean any period of time determined by the Committee for which the Performance Measures are established.

ARTICLE III - TERM OF PLAN

This Supplement shall be effective from the 1st day of January, 1993, and shall remain in effect until terminated by the Board of Directors of Caterpillar Inc.

Exhibit 10.2   Page 12 of 14

ARTICLE IV - PAYMENT AND AMOUNT OF BENEFITS

4.1 Payment of Awards - Awards shall be paid in cash, shares of restricted stock, or a combination of cash and restricted stock as determined by the Committee in its sole discretion. A check for any cash Award or a certificate for shares of restricted stock awarded shall be delivered to each Participant not later than 90 days following the end of the relevant Performance Period. The number of Caterpillar Inc. shares of restricted stock awarded shall be determined by dividing the portion of the Award payable in restricted stock by the average of the high and low price of Caterpillar Inc. shares on the New York Stock Exchange on the last business day of the Performance Period for which payment is made. The terms of any such restricted stock shall be determined by the Committee in its sole discretion subject to the restrictions of Section 13 of the Plan. Federal, state and local taxes will be withheld as appropriate.

4.2 Amount of Award - Prior to the beginning of any Performance Period, the Committee in its sole discretion will determine the target award for each salary grade or position for all Participants. The Award amount will be calculated by multiplying such target award by the percentage of the Award payable based on attainment of the applicable Performance Measures.

4.3 Required Employment - An eligible Participant shall receive an Award under this Supplement for a Performance Period provided he is actively employed by Caterpillar Inc. on the last day of the Performance Period, except for a Participant whose employment terminates during a Performance Period by reason of death, disability, or retirement in which case a prorated Award shall be paid for the time during the Performance Period that he was actively employed. Participants who are employed on the last day of the Performance Period but were not Participants for the entire Performance Period shall receive an Award prorated for that part of the Performance Period for which they were Participants.

ARTICLE V - ADMINISTRATION

5.1 Authority - The Supplement shall be administered by the Committee which shall have full power and authority to administer and interpret the Supplement within its terms. The Committee's authority shall include, but not be limited to, (i) selecting participants, (ii) determining the timing, amounts and composition of Awards, (iii) setting the duration of Performance Periods, (iv) establishing performance goals for the Performance Periods, and (v) measuring such performance at the end of each Performance Period. All decisions made by the Committee shall be final and binding and shall be given the maximum deference provided by law.

5.2 Adjustments of Company Performance Measures - At any time during a Performance Period, the Committee may, in its discretion, increase or decrease previously set Performance Measures for such Performance Period to reflect changes in tax laws, regulations or rulings; changes in accounting principles or practices; mergers, acquisitions or divestitures; major technical innovations; or extraordinary, nonrecurring or unusual items.

Exhibit 10.2   Page 13 of 14

5.3 Suspension and Termination - The Committee and/or the Board of Directors of Caterpillar Inc. may suspend or terminate this Supplement at any time. In such event, all Performance Periods then in effect shall be deemed to have
ended on the effective date of such suspension or termination, the applicable Performance Measures shall be appropriately prorated and modified to apply to the shortened Performance Periods, and Awards shall be appropriately prorated and based upon results accomplished over the time intervals from the start of each respective Performance Period through the effective date of suspension or termination.

5.4 Rules and Regulations - The Committee may adopt from time to time such rules and regulations as it reasonably deems appropriate to assist in administration of this Supplement.

ARTICLE VI - MISCELLANEOUS

6.1 Other Benefit Plans - No Award amount shall be taken into account under the Retirement Income Plan, the Employees' Investment Plan, the Insurance Benefits Plan, or any other employee benefit plan or payroll practice of Caterpillar Inc. or its subsidiaries.

6.2 Beneficiaries - If an Employee is deceased at the time any benefit is payable to him, the amount of such benefit shall be payable to the same person or persons and in the same proportionate amount as shall be payable to the beneficiary or beneficiaries for his basic life insurance under the applicable insurance plan of Caterpillar Inc. or its subsidiaries, or if no beneficiary is so designated, to the executor of his estate.

6.3 Employment Rights - Participation in the Supplement will not give any Participant the right to be retained in the service of Caterpillar Inc., or its subsidiaries, nor shall such participation provide any right or claim to any benefit under the Supplement unless such right or claim has specifically accrued under the terms of the Supplement.

6.4 Gender and Number - Where the context permits, words in the masculine gender shall include the feminine gender, the plural shall include the singular, and the singular shall include the plural.

6.5 Governing Law - The Supplement shall be construed in accordance with and governed by the laws of the State of Illinois.

Exhibit 10.2   Page 14 of 14

EXHIBIT 10.4

CATERPILLAR INC.

**SUPPLEMENTAL EMPLOYEES'
INVESTMENT PLAN
(Restated as of December 2000)**

1. <u>Purpose</u>

       The purpose of the Caterpillar Inc. (Company) Supplemental Employees' Investment Plan (SEIP), as set forth in the succeeding sections of this document, is to provide additional investment opportunities for those employees whose participation in the Employees' Investment Plan (EIP) is restricted because of the limitations imposed by Section 401(a)(17) and 415(c)(1)(A) of the Internal Revenue Code of 1986, as amended, or any successor statute thereto (hereinafter referred to as the "Limitation"). The SEIP shall be effective October 14, 1987.

2. <u>Eligibility</u>

       An employee shall be eligible for the SEIP if he is participating in the EIP and his contributions and related employer contributions to Part 1 after 1987 can reasonably be expected to be restricted by the Limitation. As used herein, "Part 1" refers to the EIP without the Special Investment Supplement thereto. In addition, effective December 1, 1994, an employee shall be eligible for the SEIP if he is participating in the EIP and contributions to his account in the Special Investment Supplement ("Part 2") are restricted because of the Limitation.

3. <u>Participant Deferrals</u>

       An employee must make a valid election (to become a "Participant") on or before the last Company business day in November of any year to participate in the SEIP during the following calendar year. Such election shall defer all or a portion of his compensation that would otherwise qualify as participant contributions under Part 1, Part 2 or both were it not for the Limitation. Any such election must be made (on a form provided by the Company) and delivered to the Director, Compensation and Benefits before the end of normal office hours on such last Company business day in November and shall remain in effect until it is revised as provided herein.

       If a Participant wants to change or terminate the amount of compensation deferred, he shall deliver a revised election form to the Director, Compensation and Benefits; provided, however, that

(i)   such revised election shall become effective (when and so long as the Participant is eligible) for each calendar year following the year in which such form is delivered, and shall remain effective until such election is further revised as provided herein, and

(ii)   any such election must be filed before the end of normal office hours on the last Company business day in November.

When an employee first becomes eligible to participate in the SEIP (including those employees who first become eligible on the effective date), he may elect to defer compensation (or file a revised election) in accordance with the foregoing, except that any such election with respect to compensation payable to him during the calendar year in which he becomes eligible for the SEIP

    (i)   must be filed within a 30-day period that begins on the date he becomes eligible, and

    (ii)   shall be applicable only to compensation paid for months that commence after the date of such election.

4. Employer Amounts

An employee will be credited with the same amount that would otherwise be contributed to his account as an employer contribution under Part 1 were it not for the Limitation.

5. Status of Accounts

All amounts in the SEIP shall be held in the general funds of the Company, but the Company will establish an individual bookkeeping account for each Participant. Amounts of compensation deferred by the Participant and employer amounts related to such compensation will be credited to the individual account of the Participant in accordance with his election(s).

Each Participant may elect to have all or a specified percentage of his deferred compensation allocated to:

    (a)   an interest account,

    (b)   a stock account and treated as though it were invested in Company common stock ("Stock Election"), or

    (c)   a mutual fund account or accounts and treated as though it were invested in any of the following Preferred Group funds: Asset Allocation, Growth, International, Small Cap or Value.

Amounts allocated to the stock account of a Participant who is an officer of the Company subject to Section 16 of the Securities Exchange Act of 1934 ("Officer") may not be transferred to another of his accounts (nor may amounts allocated, respectively, to any such other account be transferred to his stock account) until at least six months after he ceases to be subject to such Section.

Under such a Stock Election, dividend equivalents will accrue to the account (when dividends are payable) and will be reinvested and a Participant's account will in all other respects reflect share ownership for events such as a stock split but no voting rights will exist. The number of shares of stock equivalents shall be determined by dividing the amount of deferred compensation (or dividend equivalents credited) by the closing price of Company common stock on the New York Stock Exchange on the date of such deferral or dividend credit (or the next succeeding trading day if there is no trading on that date). Stock equivalents will be valued based on the closing price of Company common stock on the New York Stock Exchange as of the effective date of a transfer into or out of the stock account ("Transfer"), the date on which the Participant terminates employment, the date of distribution elected by the Participant hereunder or the date as of which he is considered totally and permanently disabled under EIP, whichever date applies (or the next succeeding trading day if there is no trading on that date).

The Company will credit interest accounts on a quarterly basis. The interest rate will be equal to the base corporate lending rate (sometimes referred to as the "prime rate") applicable to commercial lending customers of Citibank, N.A., New York, New York (or any successor thereto) on the last business day of each calendar quarter. The annual interest rate will be divided by four and applied effective the last day of each quarter to the average daily amount in each Participant's account in that quarter. In any calendar quarter in which a Participant does not have amounts credited to his account for the entire period of that quarter, interest will be credited pro rata based on the number of business days that amounts are credited to his account in that quarter compared to the total number of business days in that quarter.

Participants who are not Officers may Transfer or make changes to the investment allocation of future deferred compensation which shall be effective as of the first day of a calendar quarter, provided that such Participant shall have filed an appropriate form with the Director, Compensation and Benefits, by the twentieth (20th) day of the preceding month.

All amounts in the SEIP and the establishment of individual bookkeeping accounts shall not be deemed to have created a trust, and no Participant shall have any ownership interest in any such account. A Participant's rights to any amounts credited to his account shall not be transferable or assignable. Each Participant will receive an annual report showing the status of his account at the close of each calendar year.

6. Disbursement

Following his termination of employment with the Company (or total and permanent disability), the value of the Participant's SEIP account will be payable to him as soon as practicable in cash, in a lump sum (including interest up to the date of payment) unless such Participant has elected a later payment date in writing that is acceptable to and approved by the Director, Compensation and Benefits; provided, however, that no such election shall be effective unless it shall have been filed on or before the last Company business day in November of the calendar year preceding the calendar year of such termination. A Participant may elect, either before or after termination of employment, an installment distribution for a period of up to 15 years; provided, however, that an election of installment distribution shall be effective only if it shall have been filed with the Director, Compensation and Benefits, before November 30 of the second year that precedes the year in which the distribution would otherwise occur.

Exhibit 10.4   Page 3 of 5

Notwithstanding the foregoing, effective for amounts deferred after December 31, 1996 (and any earnings thereon):

> (a) a Participant may elect one original scheduled withdrawal date as of which disbursement of elected amounts (and any earnings thereon) shall occur; provided that (i) such original date shall be the first day of any calendar quarter that is at least four years later than the year in which such an amount is deferred, and (ii) the Participant may change such original date to a later date; provided, however, that such change shall be effective only if it shall have been filed with the Director, Compensation and Benefits, before November 30 of the second year that precedes the year that includes such original date;

> (b) a Participant may elect unscheduled withdrawals of between 5% and 100% of account assets attributable to such amounts deferred after December 31, 1996 (and any earnings thereon); provided that (i) the amount withdrawn shall be subject to a forfeiture equal to 10%, and the Participant shall discontinue participation in the plan for the remainder of the year (in which such withdrawal occurs) and for the following year and (ii) the minimum withdrawal amount (before forfeiture) shall be $10,000; and

> (c) such withdrawals under (a) or (b) shall be applied against the assets of the Deferred Employees' Investment Plan as well as this plan, and shall be subject to such other rules of convenience and administration as shall be determined by the Director, Compensation and Benefits.

7. <u>Death of a Participant</u>

Upon the death of a Participant prior to payment of his SEIP account, the balance in the Participant's account (including interest for the elapsed portion of the year of death) shall be determined as of the date of death. Such balance shall be paid as soon as reasonably possible thereafter in a lump sum payment to (i) the same beneficiary or beneficiaries and in the same proportionate amount as he shall have designated under the EIP, in the absence of any designation to the contrary, or (ii) the beneficiary or beneficiaries for purposes of the SEIP as such Participant shall have designated in writing (in a form acceptable to, and filed with, the Director, Compensation and Benefits).

Notwithstanding the above, if the Participant has elected on a form that has been filed with and approved by the Director, Compensation and Benefits, amounts payable to the beneficiary may be paid at the payment date selected by the Participant and with an installment distribution for a period to 15 years, or under the remaining installment schedule in place for the Participant.

Exhibit 10.4   Page 4 of 5

8. Amendment or Termination

The Compensation Committee of the Board of Directors or the Investment Plan Committee (for EIP) may at any time amend, merge, consolidate or terminate the SEIP, but no amendment, merger, consolidation or termination will have the effect of reducing the amount that any Participant is entitled to receive prior to such amendment, merger, consolidation or termination nor of changing the time of payment of any amount credited to a Participant's account.

9. Administration

Except as otherwise expressly provided herein, the SEIP shall be administered under the direction of the Director, Compensation and Benefits, of the Company.

Exhibit 10.4   Page 5 of 5

EXHIBIT 10.8

CATERPILLAR INC.

DEFERRED EMPLOYEES'
INVESTMENT PLAN
(restated 12/2000)

1. Purpose

    The purpose of the Caterpillar Inc. (Company) Deferred Employees' Investment Plan (DEIP), as set forth in the succeeding sections of this document, is to provide additional investment opportunities for those employees whose participation in Part 2 of the Employees' Investment Plan (EIP) is restricted because of limitations imposed by the Internal Revenue Code of 1986, as amended. The DEIP shall be effective June 30, 1995.

2. Eligibility

    An employee shall be eligible to participate in the DEIP if he is in salary grade 30 or higher and currently defers compensation into Part 2 of EIP (to the maximum allowed by EIP).

3. Participant Deferrals

    An employee must make a valid election (to become a "Participant") on or before the last Company business day in November of any year to participate in the DEIP during the following calendar year. Such election shall defer a portion of his compensation not to exceed the excess of (a) 6% of his base salary over (b) the total amount deferred by him into Part 2 of EIP and into the Supplemental Employees' Investment Plan (SEIP) because of any limitation on the amount that can be deferred under Part 2 of EIP. Any such election must be made (on a form provided by the Company) and delivered to the Director, Compensation and Benefits before the end of normal office hours on such last Company business day in November and shall remain in effect until it is revised as provided herein.

    Effective January 1, 1996, an employee may also elect to defer all or part of the incentive compensation payable to him for a calendar year; provided, however, that such Participant's election must be filed with such Director on or before the last Company business day in November of the year in which such compensation shall have been accruing (except that in reference to such compensation accrued in 1995 such an election must be filed with such Director before the amount of such compensation is known). A Participant may elect to defer up to seventy percent (70%) of the base salary payable to him for a calendar year; provided, however, that such Participant's election must be filed with such Director on or before the last Company business day in November of the preceding calendar year.

Exhibit 10.8   Page 1 of 5

If a Participant wants to change or terminate the amount of compensation deferred, he shall deliver a revised election form to the Director, Compensation and Benefits; provided, however, that:

(i)   such revised election shall become effective (when and so long as the Participant is eligible) for each calendar year following the year in which such form is delivered, and shall remain effective until such election is further revised as provided herein, and

(ii)   any such election must be filed before the end of normal office hours on the last Company business day in November.

When an employee first becomes eligible to participate in the DEIP (including those employees who first become eligible on the effective date), he may elect to defer compensation (or file a revised election) in accordance with the foregoing, except that any such election with respect to compensation payable to him during the calendar year in which he becomes eligible for the DEIP

(i)   must be filed within a 30-day period that begins on the date he becomes eligible, and

(ii)   shall be applicable only to compensation paid for months that commence after the date of such election.

4. Status of Accounts

All amounts in the DEIP shall be held in the general funds of the Company, but the Company will establish an individual bookkeeping account for each Participant. Amounts of compensation deferred by the Participant will be credited to the individual account of the Participant in accordance with his election(s).

Each Participant may elect to have all or a specified percentage if his deferred compensation allocated to:

(a)   an interest account;

(b)   a stock account and treated as though it were invested in Company common stock ("Stock Election"); or

(c)   a mutual fund account or accounts and treated as though it were invested in any of the following Preferred Group funds: Asset Allocation, Growth, International, Small Cap or Value.

Exhibit 10.8   Page 2 of 5

Amounts allocated to the stock account of a Participant who is an officer of the Company subject to Section 16 of the Securities Exchange Act of 1934 ("Officer") may not be transferred to another of his accounts (nor may amounts allocated, respectively, to any such other account be transferred to his stock account) until at least six months after he ceases to be subject to such Section.

Under such a Stock Election, dividend equivalents will accrue to the account (when dividends are payable) and will be reinvested and a Participant's account will in all other respects reflect share ownership for events such as a stock split but no voting rights will exist. The number of shares of stock equivalents shall be determined by dividing the amount of deferred compensation (or dividend equivalents credited) by the closing price of Company common stock on the New York Stock Exchange on the date of such deferral or dividend credit (or the next succeeding trading day if there is no trading on that date). Stock equivalents will be valued based on the closing price of Company common stock on the New York Stock Exchange as of the effective date of a transfer into or out of the stock account ("Transfer"), the date on which the Participant terminates employment, the date of distribution elected by the Participant hereunder or the date as of which he is considered totally and permanently disabled under EIP, whichever date applies (or the next succeeding trading day if there is no trading on that date).

The Company will credit interest accounts on a quarterly basis. The interest rate will be equal to the base corporate lending rate (sometimes referred to as the "prime rate") applicable to commercial lending customers of Citibank, N.A., New York, New York (or any successor thereto) on the last business day of each calendar quarter. The annual interest rate will be divided by four and applied effective the last day of each quarter to the average daily amount in each Participant's account in that quarter. In any calendar quarter in which a Participant does not have amounts credited to his account for the entire period of that quarter, interest will be credited pro rata based on the number of business days that amounts are credited to his account in that quarter compared to the total number of business days in that quarter.

Participants who are not Officers may Transfer or make changes to the investment allocation of future deferred compensation which shall be effective as of the first day of a calendar quarter, provided that such Participant shall have filed an appropriate form with the Director, Compensation and Benefits, by the twentieth (20th) day of the preceding month.

All amounts in the DEIP and the establishment of individual bookkeeping accounts shall not be deemed to have created a trust, and no Participant shall have any ownership interest in any such account. A Participant's rights to any amounts credited to his account shall not be transferable or assignable. Each Participant will receive an annual report showing the status of his account at the close of each calendar year.

Exhibit 10.8   Page 3 of 5

5. <u>Disbursement</u>

Following his termination of employment with the Company (or total and permanent disability), the value of the Participant's DEIP account will be payable to him as soon as practicable in cash, in a lump sum (including interest up to the date of payment) unless such Participant has elected a later payment date in writing that is acceptable to and approved by the Director, Compensation and Benefits; provided, however, that no such election shall be effective unless it shall have been filed on or before the last Company business day in November of the calendar year preceding the calendar year of such termination.

For Participants who are officers of the Company subject to Section 16 of the Securities Exchange Act of 1934, the payment date under DEIP, with respect to amounts in the stock account, must be at least six months after the date on which the Participant's final deferral into DEIP became irrevocable.

A Participant may elect, either before or after termination of employment, an installment distribution for a period of up to 15 years; provided, however, that an election of installment distribution shall be effective only if it shall have been filed with the Director, Compensation and Benefits, before November 30 of the second year that precedes the year in which the distribution would otherwise occur.

Notwithstanding the foregoing, effective for amounts deferred after December 31, 1996 (and any earnings thereon):

(a) a Participant may elect one original scheduled withdrawal date as of which disbursement of elected amounts (and any earnings thereon) shall occur; provided that (i) such original date shall be the first day of any calendar quarter that is at least four years later than the year in which such an amount is deferred, and (ii) the Participant may change such original date to a later date, provided, however, that such change shall be effective only if it shall have been filed with the Director, Compensation and Benefits, before November 30 of the second year that precedes the year that includes such original date;

(b) a Participant may elect unscheduled withdrawals of between 5% and 100% of account assets attributable to such amounts deferred after December 31, 1996 (and any earnings thereon); provided that (i) the amount withdrawn shall be subject to a forfeiture equal to 10%, and the Participant shall discontinue participation in the plan for the remainder of the year (in which such withdrawal occurs) and for the following year and (ii) the minimum withdrawal amount (before forfeiture) shall be $10,000; and

(c) such withdrawals under (a) or (b) shall be applied against the assets of the Deferred Employees' Investment Plan as well as this plan, and shall be subject to such other rules of convenience and administration as shall be determined by the Director, Compensation and Benefits.

Exhibit 10.8   Page 4 of 5

6. <u>Death of a Participant</u>

Upon the death of a Participant prior to payment of his DEIP account, the balance in the Participant's account (including interest for the elapsed portion of the year of death) shall be determined as of the date of death. Such balance shall be paid as soon as reasonably possible thereafter in a lump sum payment to (i) the same beneficiary or beneficiaries and in the same proportionate amount as he shall have designated under the EIP, in the absence of any designation to the contrary, or (ii) the beneficiary or beneficiaries for purposes of the DEIP as such Participant shall have designated in writing (in a form acceptable to, and filed with, the Director, Compensation and Benefits).

Notwithstanding the above, if the Participant has elected on a form that has been filed with and approved by the Director, Compensation and Benefits, amounts payable to the beneficiary may be paid at the payment date selected by the Participant and with an installment distribution for a period to 15 years, or under the remaining installment schedule in place for the Participant.

7. <u>Amendment or Termination</u>

The Compensation Committee of the Board of Directors or the Investment Plan Committee (for EIP) may at any time amend, merge, consolidate or terminate the DEIP, but no amendment, merger, consolidation or termination will have the effect of reducing the amount that any Participant is entitled to receive prior to such amendment, merger, consolidation or termination nor of changing the time of payment of any amount credited to a Participant's account.

8. <u>Administration</u>

Except as otherwise expressly provided herein, the DEIP shall be administered under the direction of the Director, Compensation and Benefits, of the Company.

Exhibit 10.8   Page 5 of 5

EXHIBIT 12

CATERPILLAR INC.,
CONSOLIDATED SUBSIDIARY COMPANIES,
AND 50%-OWNED UNCONSOLIDATED AFFILIATED COMPANIES

STATEMENT SETTING FORTH COMPUTATION
OF RATIOS OF PROFIT TO FIXED CHARGES
(Millions of dollars)

YEARS ENDED DECEMBER 31,

	2000	1999	1998
Profit	$ 1,053	$ 946	$ 1,513
Add:			
Provision for income taxes	$ 439	$ 448	680
Profit before taxes	$ 1,492	$ 1,394	$ 2,193
Fixed charges:			
Interest and other costs related to borrowed funds[1]	$ 988	$ 835	$ 758
Rentals at computed interest factors[2]	90	83	76
Total fixed charges	$ 1,078	$ 918	$ 834
Profit before provision for income taxes and fixed charges	$ 2,570	$ 2,312	$ 3,027
Ratio of profit to fixed charges	2.4	2.5	3.6

_____

[1] Interest expense as reported in the Consolidated Results of Operations plus the Company's proportionate share of 50 percent-owned unconsolidated affiliated companies' interest expense.

[2] Amounts represent those portions of rent expense that are reasonable approximations of interest costs.

Exhibit 12 Page 1 of 1

EXHIBIT 13

APPENDIX

CATERPILLAR INC.

GENERAL AND FINANCIAL INFORMATION

2000

TABLE OF CONTENTS

Page

REPORT OF MANAGEMENT

The management of Caterpillar Inc. has prepared the accompanying financial statements for the years ended December 31, 2000, 1999, and 1998, and is responsible for their integrity and objectivity. The statements were prepared in conformity with generally accepted accounting principles, applying certain estimates and judgments as required.

Management maintains a system of internal accounting controls which has been designed to provide reasonable assurance that: transactions are executed in accordance with proper authorization, transactions are properly recorded and summarized to produce reliable financial records and reports, assets are safeguarded, and the accountability for assets is maintained.

The system of internal controls includes statements of policies and business practices, widely communicated to employees, which are designed to require them to maintain high ethical standards in their conduct of company affairs. The internal controls are augmented by careful selection and training of supervisory and other management personnel, by organizational arrangements that provide for appropriate delegation of authority and division of responsibility, and by an extensive program of internal audit with management follow-up.

The financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, in accordance with generally accepted auditing standards. They have made similar annual audits since the initial incorporation of our company. Their role is to render an objective, independent opinion on management's financial statements. Their report appears below.

Through its Audit Committee, the Board of Directors reviews our financial and accounting policies, practices, and reports. The Audit Committee consists exclusively of seven directors who are not salaried employees and who are, in the opinion of the Board of Directors, free from any relationship that would interfere with the exercise of independent judgment as a committee member. The Audit Committee meets several times each year with representatives of management, including the internal auditing department, and the independent accountants to review the activities of each and satisfy itself that each is properly discharging its responsibilities. Both the independent accountants and the internal auditors have free access to the Audit Committee and meet with it periodically, with and without management representatives in attendance, to discuss, among other things, their opinions as to the adequacy of internal controls and to review the quality of financial reporting.



Glen Barton

Chairman of the Board



F. L. McPheeters

Chief Financial Officer

January 18, 2001

REPORT OF INDEPENDENT ACCOUNTANTS

PRICEWATERHOUSECOOPERS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF CATERPILLAR INC.:

In our opinion, the accompanying consolidated financial statements, in Statements 1 through 4, present fairly, in all material respects, the financial position of Caterpillar Inc. and its subsidiaries at December 31, 2000, 1999, and 1998, and the results of their operations and their cash flow for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Peoria, Illinois

January 18, 2001

STATEMENT 1
Results of Operations for the Years Ended December 31
(Millions of dollars except per share data)

	Consolidated			Supplemental consolidating data Machinery and Engines[1]			Financial Products		
	2000	1999	1998	2000	1999	1998	2000	1999	1998
Sales and revenues:									
Sales of Machinery and Engines (Note 1C)	$18,913	$18,559	$19,972	$18,913	$18,559	$19,972	$ —	$ —	$ —
Revenues of Financial Products (Note 1C)	1,262	1,143	1,005	—	—	—	1,465	1,277	1,117
Total sales and revenues	20,175	19,702	20,977	18,913	18,559	19,972	1,465	1,277	1,117
Operating costs:									
Cost of goods sold	14,497	14,481	15,031	14,497	14,481	15,031	—	—	—
Selling, general, and administrative expenses	2,604	2,541	2,561	2,099	2,079	2,210	544	493	377
Research and development expenses	649	626	643	649	626	643			
Interest expense of Financial Products	688	560	489	—	—	—	739	585	501
Total operating costs	18,438	18,208	18,724	17,245	17,186	17,884	1,283	1,078	878
Operating profit	1,737	1,494	2,253	1,668	1,373	2,088	182	199	239
Interest expense excluding Financial Products	292	269	264	292	269	264	—	—	—
Other income (expense) (Note 3)	83	196	185	(126)	66	46	96	52	65
Consolidated profit before taxes	1,528	1,421	2,174	1,250	1,170	1,870	278	251	304
Provision for income taxes (Note 6)	447	455	665	350	362	554	97	93	111
Profit of consolidated companies	1,081	966	1,509	900	808	1,316	181	158	193
Equity in profit of unconsolidated affiliated companies (Note 10)	(28)	(20)	4	(31)	(21)	4	3	1	—
Equity in profit of Financial Products' subsidiaries	—	—	—	184	159	193	—	—	—
Profit	$ 1,053	$ 946	$ 1,513	$ 1,053	$ 946	$ 1,513	$ 184	$ 159	$ 193
Profit per share of common stock (Note 15)	$ 3.04	$ 2.66	$ 4.17						
Profit per share of common stock — assuming dilution (Note 15)	$ 3.02	$ 2.63	$ 4.11						
Cash dividends declared per share of common stock	$ 1.345	$ 1.275	$ 1.150						

[1] Represents Caterpillar Inc. and its subsidiaries except for Financial Products, which is accounted for on the equity basis.

The supplemental consolidating data is presented for the purpose of additional analysis. See Note 1B on Page A-7 for a definition of the groupings in these statements. Transactions between Machinery and Engines and Financial Products have been eliminated to arrive at consolidated data.

STATEMENT 2
Changes in Consolidated Stockholders' Equity for the Years Ended December 31
(Dollars in millions)

	2000		1999		1998	
Common stock (Note 14):						
Balance at beginning of year	$ (1,230)		$ (993)		$ (442)	
Common shares issued, including treasury shares reissued:						
2000 — 408,629; 1999 — 1,535,626; 1998 — 800,315	14		23		16	
Treasury shares purchased:						
2000 — 10,789,700; 1999 — 4,956,100; 1998 — 11,612,300	(412)		(260)		(567)	
Balance at year-end	(1,628)		(1,230)		(993)	
Profit employed in the business:						
Balance at beginning of year	6,617		6,123		5,026	
Profit	1,053	1,053	946	946	1,513	1,513
Dividends declared	(465)		(452)		(416)	
Balance at year-end	7,205		6,617		6,123	
Accumulated other comprehensive income:						
Foreign currency translation adjustment (Note 1H):						
Balance at beginning of year	125		65		95	
Aggregate adjustment for year	(70)	(70)	60	60	(30)	(30)
Balance at year-end	55		125		65	
Minimum Pension Liability Adjustment:						
Balance at beginning of year	(47)		(64)		—	
Aggregate adjustment for year	15	15	17	17	(64)	(64)
Balance at year-end	(32)		(47)		(64)	
Comprehensive income		998		1,023		1,419
Stockholders' equity at year-end	$ 5,600		$ 5,465		$ 5,131	

See accompanying Notes to Consolidated Financial Statements.

Caterpillar Inc.

Financial Position at December 31
(Dollars in millions)

	Consolidated (Caterpillar Inc. and subsidiaries)			Supplemental consolidating data					
				Machinery and Engines[1]			Financial Products		
	2000	1999	1998	**2000**	1999	1998	**2000**	1999	1998
Assets									
Current assets:									
Cash and short-term investments	$ **334**	$ 548	$ 360	$ **206**	$ 440	$ 303	$ **128**	$ 108	$ 57
Receivables — trade and other	**2,608**	3,233	3,660	**2,411**	2,357	2,604	**1,201**	1,761	1,875
Receivables — finance (Note 5)	**5,471**	4,206	3,516	**—**	—	—	**5,471**	4,206	3,516
Deferred income taxes	**397**	405	474	**377**	394	465	**20**	11	9
Prepaid expenses	**1,019**	824	607	**1,038**	841	616	**2**	3	9
Inventories (Note 1D)	**2,692**	2,594	2,842	**2,692**	2,594	2,842	**—**	—	—
Total current assets	**12,521**	11,810	11,459	**6,724**	6,626	6,830	**6,822**	6,089	5,466
Property, plant, and equipment — net (Notes 1F and 9)	**5,588**	5,201	4,866	**4,376**	4,287	4,125	**1,212**	914	741
Long-term receivables — trade and other	**76**	95	85	**76**	95	85	**—**	—	—
Long-term receivables — finance (Note 5)	**6,095**	5,588	5,058	**—**	—	—	**6,095**	5,588	5,058
Investments in unconsolidated affiliated companies (Notes 1B and 10)	**551**	553	773	**504**	523	773	**47**	30	—
Investments in Financial Products' subsidiaries	**—**	—	—	**1,620**	1,464	1,269	**—**	—	—
Deferred income taxes (Note 6)	**907**	954	955	**960**	974	980	**10**	9	8
Intangible assets (Note 1F)	**1,507**	1,543	1,241	**1,504**	1,541	1,241	**3**	2	—
Other assets (Note 17)	**1,219**	967	691	**790**	648	316	**429**	319	375
Total assets	$ **28,464**	$26,711	$25,128	$ **16,554**	$16,158	$15,619	$ **14,618**	$12,951	$11,648
Liabilities									
Current liabilities:									
Short-term borrowings (Note 12)	$ **971**	$ 770	$ 809	$ **369**	$ 51	$ 49	$ **919**	$ 1,030	$ 972
Accounts payable	**2,339**	2,003	2,250	**2,556**	2,317	2,401	**147**	41	273
Accrued expenses	**1,048**	1,048	928	**720**	758	659	**451**	337	290
Accrued wages, salaries, and employee benefits	**1,274**	1,191	1,217	**1,262**	1,180	1,208	**12**	11	9
Dividends payable	**117**	115	107	**117**	115	107	**5**	29	36
Deferred and current income taxes payable (Note 6)	**57**	23	15	**28**	(12)	(19)	**29**	35	34
Deferred liability	**—**	—	—	**—**	—	—	**316**	190	143
Long-term debt due within one year (Note 13)	**2,762**	3,104	2,239	**204**	167	60	**2,558**	2,937	2,179
Total current liabilities	**8,568**	8,254	7,565	**5,256**	4,576	4,465	**4,437**	4,610	3,936
Long-term debt due after one year (Note 13)	**11,334**	9,928	9,404	**2,854**	3,099	2,993	**8,480**	6,829	6,411
Liability for postemployment benefits (Note 8)	**2,514**	2,536	2,590	**2,514**	2,536	2,590	**—**	—	—
Deferred income taxes and other liabilities (Note 6)	**448**	528	438	**330**	482	440	**81**	48	32
Total liabilities	**22,864**	21,246	19,997	**10,954**	10,693	10,488	**12,998**	11,487	10,379
Contingencies (Notes 17 and 18)									
Stockholders' equity (Statement 2)									
Common stock of $1.00 par value (Note 14):									
Authorized shares: 900,000,000									
Issued shares (2000, 1999, and 1998 — 407,447,312)									
at paid-in amount	**1,048**	1,045	1,063	**1,048**	1,045	1,063	**787**	762	683
Profit employed in the business	**7,205**	6,617	6,123	**7,205**	6,617	6,123	**922**	744	615
Accumulated other comprehensive income	**23**	78	1	**23**	78	1	**(89)**	(42)	(29)
Treasury stock (2000 — 64,050,502 shares; 1999 — 53,669,431 shares; and 1998 — 50,248,957 shares) at cost	**(2,676)**	(2,275)	(2,056)	**(2,676)**	(2,275)	(2,056)	**—**	—	—
Total stockholders' equity	**5,600**	5,465	5,131	**5,600**	5,465	5,131	**1,620**	1,464	1,269
Total liabilities and stockholders' equity	$ **28,464**	$26,711	$25,128	$ **16,554**	$16,158	$15,619	$ **14,618**	$12,951	$11,648

[1] Represents Caterpillar Inc. and its subsidiaries except for Financial Products, which is accounted for on the equity basis.

The supplemental consolidating data is presented for the purpose of additional analysis. See Note 1B on Page A-7 for a definition of the groupings in these statements. Transactions between Machinery and Engines and Financial Products have been eliminated to arrive at consolidated data.

See accompanying Notes to Consolidated Financial Statements.

STATEMENT 4
Statement of Cash Flow for the Years Ended December 31
(Millions of dollars)

	Consolidated (Caterpillar Inc. and subsidiaries)			Supplemental consolidating data					
				Machinery and Engines[1]			Financial Products		
	2000	1999	1998	2000	1999	1998	2000	1999	1998
Cash flow from operating activities:									
Profit	$ 1,053	$ 946	$ 1,513	$ 1,053	$ 946	$ 1,513	$ 184	$ 159	$ 193
Adjustments for noncash items:									
Depreciation and amortization	1,022	945	865	779	745	697	243	200	168
Profit of Financial Products	—	—	—	(184)	(159)	(193)	—	—	—
Other	120	188	(8)	(78)	105	98	130	83	(137)
Changes in assets and liabilities:									
Receivables — trade and other	(327)	494	(104)	(29)	368	993	(273)	294	(1,258)
Inventories	(54)	312	(104)	(54)	312	(104)	—	—	—
Accounts payable and accrued expenses	335	(95)	(60)	231	(45)	(182)	195	(180)	284
Other — net	(90)	(200)	(328)	(87)	(205)	(177)	(5)	3	(72)
Net cash provided by (used for) operating activities	2,059	2,590	1,774	1,631	2,067	2,645	474	559	(822)
Cash flow from investing activities:									
Capital expenditures — excluding equipment leased to others	(723)	(790)	(925)	(709)	(770)	(918)	(14)	(20)	(7)
Expenditures for equipment leased to others	(665)	(490)	(344)	(9)	(21)	(9)	(656)	(469)	(335)
Proceeds from disposals of property, plant, and equipment	263	215	141	29	30	17	234	185	124
Additions to finance receivables	(14,879)	(8,526)	(8,537)	—	—	—	(14,879)	(8,526)	(8,537)
Collections of finance receivables	12,101	5,676	4,635	—	—	—	12,101	5,676	4,635
Proceeds from sale of finance receivables	1,581	1,324	1,705	—	—	—	1,581	1,324	1,705
Net short-term loans to Financial Products	—	—	—	(24)	(100)	29	6	(87)	(244)
Investments and acquisitions	(115)	(302)	(1,428)	(102)	(275)	(1,428)	(13)	(27)	—
Other — net	(316)	(147)	177	(223)	(284)	(107)	(117)	58	4
Net cash used for investing activities	(2,753)	(3,040)	(4,576)	(1,038)	(1,420)	(2,416)	(1,757)	(1,886)	(2,655)
Cash flow from financing activities:									
Dividends paid	(462)	(445)	(400)	(462)	(445)	(400)	(29)	(36)	(49)
Common stock issued, including treasury shares reissued	4	11	6	4	11	6	25	79	280
Treasury shares purchased	(412)	(260)	(567)	(412)	(260)	(567)	—	—	—
Net short-term loans from Machinery and Engines	—	—	—	(6)	87	244	24	100	(29)
Proceeds from long-term debt issued	3,760	3,770	4,590	12	306	627	3,748	3,464	3,963
Payments on long-term debt	(3,147)	(2,288)	(1,153)	(198)	(109)	(65)	(2,949)	(2,179)	(1,088)
Short-term borrowings — net	800	(127)	388	301	(71)	(23)	499	(56)	411
Net cash provided by (used for) financing activities	543	661	2,864	(761)	(481)	(178)	1,318	1,372	3,488
Effect of exchange rate changes on cash	(63)	(23)	6	(66)	(29)	11	(15)	6	(5)
(Decrease) increase in cash and short-term investments	(214)	188	68	(234)	137	62	20	51	6
Cash and short-term investments at the beginning of the period	548	360	292	440	303	241	108	57	51
Cash and short-term investments at the end of the period	$ 334	$ 548	$ 360	$ 206	$ 440	$ 303	$ 128	$ 108	$ 57

[1] Represents Caterpillar Inc. and its subsidiaries except for Financial Products, which is accounted for on the equity basis.

All short-term investments, which consist primarily of highly liquid investments with original maturities of three months or less, are considered to be cash equivalents.

The supplemental consolidating data is presented for the purpose of additional analysis. See Note 1B on Page A-7 for a definition of the groupings in these statements. Transactions between Machinery and Engines and Financial Products have been eliminated to arrive at consolidated data.

See accompanying Notes to Consolidated Financial Statements.

(Dollars in millions except per share data)

1. Operations and summary of significant accounting policies

A. Nature of operations

We operate in three principal lines of business:

(1) ***Machinery*** — design, manufacture, and marketing of construction, mining, agricultural, and forestry machinery — track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, mining shovels, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, telescopic handlers, skid steer loaders, and related parts.

(2) ***Engines*** — design, manufacture, and marketing of engines for Caterpillar *Machinery,* on-highway trucks and locomotives; marine, petroleum, construction, industrial, agricultural, and other applications; electric power generation systems; and related parts. Reciprocating engines meet power needs ranging from 5 to over 22,000 horsepower (4 to over 16 200 kilowatts). Turbines range from 1,340 to 18,000 horsepower (1000 to 13 500 kilowatts).

(3) ***Financial Products*** — financing to customers and dealers for the purchase and lease of Caterpillar and noncompetitive related equipment, as well as some financing for Caterpillar sales to dealers. Also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment. This line of business consists primarily of Caterpillar Financial Services Corporation (Cat Financial) and its subsidiaries and Caterpillar Insurance Services Corporation.

Our products are sold primarily under the marks "Caterpillar," "Cat," "Solar," "MaK," "Perkins," "FG Wilson," and "Olympian."

We conduct operations in our *Machinery* and *Engines'* lines of business under highly competitive conditions, including intense price competition. We place great emphasis upon the high quality and performance of our products and our dealers' service support. Although no one competitor is believed to produce all of the same types of machines and engines, there are numerous companies, large and small, which compete with us in the sale of each of our products.

Machines are distributed principally through a worldwide organization of dealers, 63 located in the United States and 157 located outside the United States. Worldwide, these dealers have over 2,700 places of business (including about 650 rental stores) and serve 171 countries. Reciprocating engines are sold principally through the worldwide dealer organization and to other manufacturers for use in products manufactured by them. Some of the reciprocating engines manufactured by Perkins are also sold through their worldwide distributor network. Our dealers do not deal exclusively with our products; however, in most cases sales and servicing of our products are our dealers' principal business. Turbines and large marine reciprocating engines are sold through sales forces employed by Solar and MaK, respectively. Occasionally, these employees are assisted by independent sales representatives.

Manufacturing activities of the *Machinery* and *Engines'* lines of business are conducted in 45 plants in the United States; fourteen in the United Kingdom; eight in Italy; five in Mexico; four in China and India; three in France, Germany, and Northern Ireland; two each in Australia, Canada, and Japan; and one each in Belgium, Brazil, Hungary, Indonesia, Netherlands, Poland, Russia, South Africa, and Sweden. Fourteen parts distribution centers are located in the United States and twelve are located outside the United States.

The *Financial Products'* line of business also conducts operations under highly competitive conditions. Financing for users of Caterpillar products is available through a variety of competitive sources, principally commercial banks and finance and leasing companies. We emphasize prompt and responsive service to meet customer requirements and offer various financing plans designed to increase the opportunity for sales of our products and generate financing income for our company. *Financial Products'* activity is primarily conducted in the United States, with additional offices in Asia, Australia, Canada, Europe, and Latin America.

B. Basis of consolidation

The financial statements include the accounts of Caterpillar Inc. and its subsidiaries. Investments in companies that are owned 20% to 50% are accounted for by the equity method (see Note 10 on Page A-13).

The accompanying financial statements and supplemental consolidating data, where applicable, have been grouped as follows:

Consolidated — Caterpillar Inc. and its subsidiaries.

Machinery and Engines — primarily our manufacturing, marketing, and parts distribution operations, with the *Financial Products'* subsidiaries on an equity basis.

Financial Products — our finance and insurance subsidiaries, primarily Cat Financial and Caterpillar Insurance Services Corporation.

Certain amounts for prior years have been reclassified to conform with the current-year financial statement presentation.

C. Sales and revenue recognition

Sales of machines and engines are unconditional sales that are generally recorded when title transfers as product is shipped and invoiced to independently owned and operated dealers or customers.

Revenues primarily represent finance and lease revenues of Cat Financial, a wholly-owned subsidiary. Finance revenues are recognized over the term of the contract at a constant rate of return on the scheduled uncollected principal balance. Lease revenues are recognized in the period earned. Recognition of income is suspended when collection of future income is not probable. Income recognition is resumed if the receivable becomes contractually current and collection doubts are removed; previously suspended income is recognized at that time.

D. Inventories

Inventories are stated at the lower of cost or market. Cost is principally determined using the last-in, first-out (LIFO) method. The value of inventories on the LIFO basis represented about 80% of total inventories at December 31, 2000, 1999, and 85% at December 31, 1998.

If the FIFO (first-in, first-out) method had been in use, inventories would have been $2,065, $2,000, and $1,978 higher than reported at December 31, 2000, 1999, and 1998, respectively.

E. Securitized receivables

When finance receivables are securitized, we retain interest in the form of interest-only strips, servicing rights, cash reserve accounts and subordinate certificates. Gains or losses on the securitization

(Dollars in millions except per share data)

are dependent upon the purchase price being allocated between the carrying value of the securitized receivables and the retained interests based upon their relative fair value. We estimate fair value based on the present value of future expected cash flows using key assumptions for credit losses, prepayment speeds, forward yield curves and discount rates.

F. Depreciation and amortization

Depreciation of plant and equipment is computed principally using accelerated methods. Amortization of purchased intangibles is computed using the straight-line method, generally over a period of 20 years or less. Accumulated amortization was $252, $150, and $84 at December 31, 2000, 1999, and 1998, respectively.

The increases in intangible assets in 1999 and 1998 were primarily related to the acquisitions of FG Wilson in 1999 and Perkins in 1998 (see Note 22 on Page A-19).

G. Shipping and Handling Costs

We include shipping and handling (including warehousing) costs incurred in connection with the distribution of replacement parts in the "Selling, general and administrative expenses" line of the income statement. These amounts were $235, $251, and $247 for the years ended December 31, 2000, 1999, and 1998, respectively.

H. Foreign currency translation

The functional currency for most of our *Machinery and Engines'* consolidated companies is the U.S. dollar. The functional currency for most of our *Financial Products'* and equity basis companies is the respective local currency. Gains and losses resulting from the translation of foreign currency amounts to the functional currency are included in the results of operations. Gains and losses resulting from translating assets and liabilities from the functional currency to U.S. dollars are included in "Accumulated other comprehensive income," which is part of stockholders' equity.

I. Derivative financial instruments

We use derivative financial instruments (derivatives) to manage foreign currency, interest rate, and commodity price exposures that arise in the normal course of business. Derivatives that we use are primarily foreign currency contracts (forward and option), interest rate swaps, and commodity contracts (forward and option). Derivatives are not used for speculative purposes.

Please refer to Note 2 for more information on derivatives, including the methods used to account for them.

J. Estimates in financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts. Examples of the more significant estimates include: accruals and reserves for warranty and product liability losses, postemployment benefits, environmental costs, income taxes, and plant closing costs.

K. Future accounting changes

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires that an entity record all derivatives in the statement of financial position at their fair value. It also requires changes in fair value to be recorded each period in current earnings or other comprehensive income depending upon the purpose for using the derivative and/or its qualification, designation, and effectiveness as a hedging transaction. In June 2000, the FASB amended portions of SFAS 133 by issuing Statement of Financial Accounting Standards No. 138. We will adopt these new standards effective January 1, 2001. Adoption of these new accounting standards will result in cumulative after tax reductions to net income and other comprehensive income of $2 and $12, respectively, in the first quarter of 2001. The adoption will also immaterially impact both assets and liabilities recorded on the balance sheet.

2. Derivative financial instruments and risk management

A. Foreign exchange derivative instruments — forward exchange and option contracts

Our *Machinery and Engines'* operations are subject to foreign exchange risk. Currency exchange rates impact the U.S. dollar value of sales made and costs incurred in foreign currencies. Our *Financial Products'* operations are subject to foreign exchange risk when the currency of debt obligations does not match the currency of the receivables portfolio.

Foreign currency forward contracts and certain foreign currency option contracts are used to hedge our foreign exchange risks. Other than the up-front premiums that we pay on foreign currency option contracts, all cash flow related to these contracts occurs when the contracts mature.

Our accounting treatment of foreign currency contracts depends upon the nature of the contracts:

1. **Forward contracts designated as hedges of firm future foreign currency commitments and purchased foreign currency option contracts designated as hedges of probable foreign currency transactions:**
   - No gains or losses are reported until the hedged transaction occurs, even if the contracts are terminated or mature prior to the time of the hedged transaction.
   - Gains and losses are recognized and reported on the same financial statement line as the hedged transaction when the hedged transaction occurs.
   - Gains and losses are immediately recognized in current income ("Other income (expense)" in Statement 1) in those unusual instances when the hedged transaction is no longer expected to occur, or a foreign currency contract is no longer effective as a hedge.
2. **All other foreign currency contracts (those used to hedge net balance sheet exposures and anticipated net cash flow exposures for the next 12 months):**
   - All gains or losses are recognized in current income ("Other income (expense)") as currency exchange rates change.
   - Net gains are reflected as an asset ("Receivables — trade and other" in Statement 3) until cash is actually received. Conversely, net losses are shown as a liability ("Accrued expenses" in Statement 3) until cash is actually paid.

The notional amounts of outstanding contracts to buy and sell foreign currency were:

	December 31,		
	2000	1999	1998
Hedges of firm commitments and/or probable foreign currency transactions	**$ 74**	$ 250	$ 222
Hedges of balance sheet exposure and/or anticipated cash flow exposure for the next 12 months	**$1,807**	$2,405	$1,802

The company also had $90 of written foreign currency options open at December 31, 1999. These written options were originally entered into as a part of a combination option strategy. The related purchased options were either sold or terminated prior to the maturity date. The maturity dates of the outstanding written options were within the first quarter of 2000. The company applied mark-to-market accounting treatment to these written options.

The maturity dates for our outstanding contracts are primarily less than six months.

Please refer to Note 16 and Table IV on Page A-16 for fair value information on foreign currency contracts.

B. Interest rate derivative instruments

We primarily use interest rate swap contracts to manage our exposure to interest rate changes and to lower the cost of borrowed funds.

Interest rate swap contracts are linked to debt instruments and, in effect, change the characteristics of the debt (e.g., from fixed rate to floating rate). Interest rate swap contracts are not reflected in the financial statements at fair market value. The notional amounts of outstanding interest rate swap contracts were $4,858, $4,997, and $3,083 at December 31, 2000, 1999, and 1998, respectively.

The difference between the interest payable and the interest receivable on each interest rate swap contract is recorded each reporting period as an adjustment to current income ("Interest expense excluding Financial Products" or "Interest expense of Financial Products" in Statement 1, as applicable). Interest rate swap contracts that are in a payable position are shown as interest payable ("Accrued expenses" in Statement 3); those in a receivable position are shown as an asset ("Receivables — trade and other" in Statement 3). The actual cash settlement on these interest rate swap contracts occurs at times specified in the agreement. If an interest rate swap contract is terminated prior to its maturity, no immediate gain or loss is recognized in the financial statements, except in those cases where the debt instrument to which the contract is linked is also terminated.

Please refer to Note 16 and Table IV on Page A-16 for fair value information of interest rate swap contracts.

C. Commodity related derivative instruments

Our *Machinery and Engines'* operations are also subject to commodity price risk (i.e., potential price increases of our production material as a result of price increases in raw materials). We make limited use of commodity forward and/or option contracts to manage the risk of unfavorable price movement. The use of these types of derivative financial instruments has not been material.

3. Other income (expense)

	Years ended December 31,		
	2000	1999	1998
Investment and interest income	**$ 73**	$ 61	$ 101
License fees	**15**	14	18
Foreign exchange (losses) gains	**(90)**	(10)	(23)
Miscellaneous income	**85**	131	89
	$ 83	$ 196	$ 185

4. Inventories

	December 31,		
	2000	1999	1998
Raw materials and work-in-process	**$1,022**	$ 969	$1,041
Finished goods	**1,485**	1,430	1,605
Supplies	**185**	195	196
	$2,692	$ 2,594	$2,842

5. Finance receivables

Finance receivables are receivables of Cat Financial, which generally can be repaid or refinanced without penalty prior to contractual maturity. Total finance receivables reported in Statement 3 are net of an allowance for credit losses.

Caterpillar Inc. utilizes inventory merchandising programs for its North American dealers. Certain dealer receivables, which arise from the sale of goods, are sold to Cat Financial at a discount. Some of these receivables are then securitized by Cat Financial into private-placement, revolving securitization facilities as a cost-effective means of financing the business. Cat Financial services the dealer receivables, which are held in a securitization trust, and receives an annual servicing fee of 1% of the average outstanding principle balance. During 2000, a net cost of $38 was recognized on the securitization of dealer receivables. Significant assumptions used to estimate the fair value of dealer receivables securitized in 2000 include a 9.2% discount rate, a 4 month weighted average maturity, a weighted average prepayment rate of 0% and expected credit losses of 0%.

During 2000, Cat Financial serviced installment sale contracts and finance lease contracts that they securitized in 1999, 1998 and 1997. Cat Financial receives a servicing fee of 1% of the average outstanding principal balance. As of December 31, 2000, Cat Financial's retained interests in these securitizations totaled $61. Key assumptions used to initially determine the fair value of the retained interests included cash flow discount rates on subordinate tranches of 6.27%–6.90%, a cash flow discount rate on other retained interests of 13.61%, a weighted average maturity of 58 months, average prepayment rates of 14%–24% and expected credit losses of .48%–.55%.

The investors and the securitization trusts have no recourse to Cat Financial's other assets for failure of debtors to pay when due.

(Dollars in millions except per share data)

Cash flows in 2000 related to the above securitizations consisted of:

	Dealer Receivables	Finance Receivables
Proceeds from receivables initially securitized	$ 660	$ —
Proceeds from subsequent securitization of receivables into revolving facility	$ 7,109	$ —
Servicing fees received	$ 2	$ 10
Other cash flows	$ —	$ 7

Characteristics of the dealer receivables and finance receivables securitizations as of and for the year ended December 31, 2000 were:

	Dealer Receivables	Finance Receivables
Total securitized principal balance at year end	$ 710	$ 452
Average balance during 2000	$ 537	$ 631
Loans > 30 days past due at year end	$ —	$ 2
Net credit losses during the year		

We paid income taxes of $359, $306, and $714 in 2000, 1999, and 1998, respectively.

We have recorded income tax expense at U.S. tax rates on all profits, except for undistributed profits of non-U.S. companies which are considered permanently invested. Determination of the amount of unrecognized deferred tax liability related to permanently invested profits is not feasible.

Deferred tax assets and liabilities:

	December 31,		
	2000	1999	1998
Deferred tax assets:			
Postemployment benefits other than pensions	**$1,052**	$1,044	$1,032
Warranty reserves	**191**	237	194
Unrealized profit excluded from inventories	**176**	167	179
Net operating loss carryforwards	**198**	170	83
Inventory valuation method	**71**	93	78
Other	**248**	205	230
	1,936	1,916	1,796
Deferred tax liabilities:			
Capital assets	**(426)**	(383)	(263)
Pension	**(202)**	(138)	(83)
	(628)	(521)	(346)
Valuation allowance for deferred tax assets	**(45)**	(72)	(61)
Deferred taxes — net	**$1,263**	$1,323	$1,389

A valuation allowance has been recorded at certain non-U.S. subsidiaries that have not yet demonstrated consistent and/or sustainable profitability to support the recognition of net deferred tax assets. Circumstances could change in the future which would allow us to reduce the remaining valuation allowance and recognize additional net deferred tax assets.

In 2000, circumstances changed at our Brazilian subsidiary and in 1998, circumstances changed at certain of our European subsidiaries which allowed us to reduce the valuation allowance and recognize additional net deferred tax assets.

As of December 31, 2000 amounts and expiration dates of net operating loss carryforwards in various non-U.S. taxing jurisdictions were:

2001	2002	2003	2004	2005	2006	2007	Unlimited	Total
$5	$10	$16	$18	$73	$56	—	$513	$691

7. Operating leases

We lease certain computer and communications equipment, transportation equipment, and other property through operating leases. Total rental expense for operating leases was $267, $246, and $224 for 2000, 1999, and 1998, respectively.

Minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are:

	Years ended December 31,					
2001	2002	2003	2004	2005	After 2005	Total
$183	$132	$91	$58	$44	$267	$775

8. Postemployment benefit plans

A. Pension plans

We have both U.S. and non-U.S. pension plans covering substantially all of our employees. The defined benefit plans provide a benefit based on years of service and/or the employee's average earnings near retirement.

Please refer to Table II on Page A-12 for additional financial information.

B. Other postretirement benefit plans

We have defined-benefit retirement health care and life insurance plans for substantially all of our U.S. employees.

Please refer to Table II on Page A-12 for additional financial information.

C. Other postemployment benefit plans

We offer long-term disability benefits, continued health care for disabled employees, survivor income benefits insurance, and supplemental unemployment benefits to substantially all eligible U.S. employees.

D. Summary of long-term liability:

	December 31,		
	2000	1999	1998
Pensions	**$ 3**	$ 3	$ 66
Postretirement benefits other than pensions	**2,441**	2,465	2,457
Other postemployment benefits	**70**	68	67
	$2,514	$2,536	$2,590

9. Property, plant, and equipment

	December 31,		
	2000	1999	1998
Land — at original cost	**$ 143**	$ 141	$ 140
Buildings and land improvements	**2,878**	2,925	2,949
Machinery, equipment, and other	**6,334**	6,271	5,871
Equipment leased to others	**1,771**	1,288	1,063
Construction-in-process	**312**	304	372
	11,438	10,929	10,395
Less: Accumulated depreciation	**5,850**	5,728	5,529
Property, plant, and equipment — net	**$5,588**	$5,201	$4,866

We had commitments for the purchase or construction of capital assets of approximately $370 at December 31, 2000.

Assets recorded under capital leases[1]:

	December 31,		
	2000	1999	1998
Gross capital leases[2]	**$ 622**	$ 688	$ 703
Less: Accumulated depreciation	**483**	529	547
Net capital leases	**$ 139**	$ 159	$ 156

[1] Included in Property, plant, and equipment table above.
[2] Consists primarily of machinery and equipment.

Equipment leased to others (primarily by *Financial Products*):

	December 31,		
	2000	1999	1998
Equipment leased to others — at original cost	**$1,771**	$1,288	$1,063
Less: Accumulated depreciation	**479**	408	328
Equipment leased to others — net	**$1,292**	$ 880	$ 735

Scheduled minimum rental payments to be received for equipment leased to others:

	December 31,				
2001	2002	2003	2004	2005	After 2005
$281	$225	$141	$70	$29	$14

(Dollars in millions except per share data)

TABLE II — Financial Information Related to Pension and Other Postretirement Benefit Plans

	Pension Benefits			Other Postretirement Benefits		
	2000	1999	1998	**2000**	1999	1998
Change in benefit obligation:						
Benefit obligation, January 1	**$ 7,736**	$ 8,034	$ 6,713	**$ 3,821**	$ 4,020	$ 3,603
Service cost	**131**	147	148	**71**	93	82
Interest cost	**552**	514	484	**292**	270	256
Business combinations	**—**	4	504	**—**	—	—
Plan amendments	**2**	15	335	**—**	—	226
Actuarial losses (gains)	**387**	(408)	272	**(65)**	(329)	43
Foreign currency exchange rates	**(145)**	(52)	40	**—**	—	—
Participant contributions	**11**	13	9	**3**	—	—
Benefits paid	**(585)**	(531)	(471)	**(253)**	(233)	(190)
Benefit obligation, December 31	**$ 8,089**	$ 7,736	$ 8,034	**$ 3,869**	$ 3,821	$ 4,020
Change in plan assets:						
Fair value of plan assets, January 1	**$ 9,700**	$ 8,756	$ 7,718	**$ 1,291**	$ 1,098	$ 804
Actual return on plan assets	**477**	1,416	983	**22**	183	104
Business combinations	**—**	6	448	**—**	—	—
Foreign currency exchange rate changes	**(160)**	(44)	34	**—**	—	—
Voluntary employer contributions	**—**	—	—	**—**	—	200
Participant contributions	**11**	13	9	**3**	—	—
Benefits paid	**(585)**	(531)	(471)	**(247)**	(228)	(185)
Employer funding of benefits paid	**47**	84	35	**255**	238	175
Fair value of plan assets, December 31	**$ 9,490**	$ 9,700	$ 8,756	**$ 1,324**	$ 1,291	$ 1,098
Over (under) funded, December 31	**$ 1,401**	$ 1,964	$ 722	**$ (2,545)**	$ (2,530)	$ (2,922)
Unrecognized prior service cost	**412**	491	577	**171**	189	208
Unrecognized net actuarial (gain) loss	**(1,241)**	(2,078)	(1,074)	**(317)**	(355)	51
Unrecognized net obligation (asset) existing at adoption of SFAS 87	**5**	(18)	(42)	**—**	—	—
Net amount recognized in financial position	**$ 577**	$ 359	$ 183	**$ (2,691)**	$ (2,696)	$ (2,663)
Components of net amount recognized in financial position:						
Prepaid benefit costs	**$ 901**	$ 731	$ 501	**$ —**	$ —	$ —
Accrued benefit liabilities	**(324)**	(372)	(318)	**(2,691)**	(2,696)	(2,663)
Intangible assets	**1**	—	2	**—**	—	—
Adjustment for minimum pension liability	**(3)**	(3)	(66)	**—**	—	—
Accumulated other comprehensive income	**2**	3	64	**—**	—	—
Net asset (liability) recognized	**$ 577**	$ 359	$ 183	**$ (2,691)**	$ (2,696)	$ (2,663)
Components of net periodic benefit cost:						
Service cost	**$ 131**	$ 147	$ 148	**$ 71**	$ 93	$ 82
Interest cost	**552**	514	484	**292**	270	256
Expected return on plan assets	**(854)**	(798)	(689)	**(123)**	(107)	(74)
Amortization of:						
Net asset existing at adoption of SFAS 87	**(23)**	(23)	(23)	**—**	—	—
Prior service cost(1)	**76**	101	88	**19**	19	(80)
Net actuarial (gain) loss	**(62)**	(26)	(4)	**—**	1	—
Total (benefit) cost included in results of operations	**$ (180)**	$ (85)	$ 4	**$ 259**	$ 276	$ 184
Rate assumptions as of December 31:						
Assumed discount rate(2)	**7.5%**	7.4%	6.6%	**7.8%**	7.8%	6.8%
Expected rate of compensation increase(2)	**4.0%**	4.0%	4.0%	**4.0%**	4.0%	4.0%
Expected long-term rate of return on plan assets(2)	**9.7%**	9.6%	9.6%	**10.0%**	10.0%	10.0%

For measurement purposes, a 5.1% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. This rate was assumed to decrease to 4.5% in 2005.

(1) Prior service costs are amortized using a straight-line method. For our pension plans, the straight-line method is used over the average remaining service period of employees expected to receive benefits from the plan amendment. For our other postretirement benefit plans, the straight-line method is used over the average remaining service period of employees impacted by the plan amendment.

(2) Weighted-average rates.

(continued on next page)

TABLE II Continued — Financial Information Related to Pension and Other Postretirement Benefit Plans

Effects of a one-percentage-point change in the assumed health care cost trend rates for 2000:

	One-percentage-point increase	One-percentage-point decrease
Approximate effect on the total of service and interest cost components of other postretirement benefit cost	$ 40	$ (23)
Approximate effect on accumulated postretirement benefit obligation	$280	$(239)

The following amounts relate to our pension plans with accumulated benefit obligations in excess of plan assets:

	At December 31,		
	2000	1999	1998
Accumulated benefit obligation..............	**$(2,937)**	$ (84)	$(3,546)
Projected benefit obligation...................	**$(2,943)**	$ (92)	$(3,593)
Fair value of plan assets	**$ 2,833**	$ 12	$ 3,239

10. Unconsolidated affiliated companies

Combined financial information of the unconsolidated affiliated companies, accounted for by the equity method, was as follows:

	Years ended September 30,		
	2000	1999	1998
Results of Operations:			
Sales	**$2,773**	$2,814	$2,909
Cost of Sales	**2,220**	2,247	2,249
Gross Margin....................................	**553**	567	660
Profit (Loss)	**$ (56)**	$ (37)	$ 6

	September 30,		
	2000	1999	1998
Financial Position:			
Assets:			
Current assets...................................	**$1,583**	$1,641	$1,569
Property, plant, and equipment — net	**1,000**	978	788
Other assets	**352**	415	351
	2,935	3,034	2,708
Liabilities:			
Current liabilities..............................	**1,284**	1,306	1,259
Long-term debt due after one year	**557**	512	274
Other liabilities.................................	**253**	318	94
	2,094	2,136	1,627
Ownership	**$ 841**	$ 898	$1,081

At December 31, 2000, consolidated "Profit employed in the business" in Statement 2 included $89 representing undistributed profit of the unconsolidated affiliated companies. In 2000, 1999, and 1998, we received $4, $8, and $10, respectively, in dividends from unconsolidated affiliated companies.

In 1998 and through June of 1999, our investment in FG Wilson was accounted for using the equity method and reported as an unconsolidated affiliated company. In June, we acquired the remaining interest in FG Wilson. Beginning in July, all elements of its financial reporting are included in the appropriate lines of the consolidated financial statements.

11. Credit commitments

	December 31, 2000		
	Consolidated	Machinery and Engines	Financial Products
Credit lines available:			
U.S.	$3,450[1]	$3,450[1]	$2,850[1]
Non-U.S.	1,551	172	1,379
Intercompany....................	—	668[2]	825[2]
Total credit lines available	5,001	4,290	5,054
Utilized credit:			
Backup for bank borrowings	196	104	92
Unused credit	$4,805	$4,186	$4,962

[1] A U.S. line of credit of $3,250 is available to both *Machinery and Engines* and *Financial Products* (Cat Financial). Cat Financial may use up to 90% of the available line subject to a maximum debt to equity ratio. *Machinery and Engines* may use up to 100% of the available line subject to a minimum level of net worth. Based on these restrictions, and the allocating decisions of available credit made by management, the line of credit available to Cat Financial at December 31, 2000 was $2,850. An additional line of credit of $200 is available to *Machinery and Engines*.

[2] Represents variable lending agreements between Caterpillar Inc. and Cat Financial.

Based on long-term credit agreements, $2,732, $2,244, and $2,353 of commercial paper outstanding at December 31, 2000, 1999, and 1998, respectively, were classified as long-term debt due after one year.

12. Short-term borrowings

	December 31,		
	2000	1999	1998
Machinery and Engines:			
Notes payable to banks	**$ 104**	$ 51	$ 49
Commercial paper	**237**	—	—
Other..	**28**	—	—
	369	51	49
Financial Products:			
Notes payable to banks	**92**	88	189
Commercial paper	**400**	534	497
Other..	**427**	408	286
	919	1,030	972
Less: Intercompany borrowings	**317**	311	212
Total short-term borrowings......................	**$ 971**	$ 770	$ 809

(Dollars in millions except per share data)

The weighted average interest rates on external short-term borrowings outstanding were:

	December 31, 2000	1999	1998
Notes payable to banks	**6.9%**	5.3%	4.7%
Commercial paper	**5.9%**	5.5%	5.2%
Other	**6.8%**	5.8%	5.2%

Please refer to Note 16 and Table IV on Page A-16 for fair value information on short-term borrowings.

13. Long-term debt

	December 31, 2000	1999	1998
Machinery and Engines:			
Notes — 9⅜% due 2000	**$ —**	$ —	$ 150
Notes — 9⅜% due 2001	**—**	184	184
Notes — 6% due 2003	**252**	252	253
Debentures — 9% due 2006	**203**	203	202
Debentures — 6% due 2007	**162**	154	147
Debentures — 7¼% due 2009	**300**	300	—
Debentures — 9⅜% due 2011	**123**	123	123
Debentures — 9¾% due 2000-2019	**139**	184	199
Debentures — 9⅜% due 2021	**236**	236	236
Debentures — 8% due 2023	**199**	199	199
Debentures — 6⅝% due 2028	**299**	299	299
Debentures — 7⅜% due 2097	**297**	297	297
Medium-term notes	**96**	96	96
Capital lease obligations	**474**	508	510
Other	**74**	64	98
Total Machinery and Engines	**2,854**	3,099	2,993
Financial Products:			
Commercial paper supported by revolving credit agreements (Note 11)	**2,732**	2,244	2,353
Medium-term notes	**5,687**	4,524	4,025
Other	**61**	61	33
Total Financial Products	**8,480**	6,829	6,411
Total long-term debt due after one year	**$11,334**	$ 9,928	$ 9,404

Other than the debt of the *Financial Products'* subsidiaries, all outstanding notes and debentures itemized above are unsecured direct obligations of Caterpillar Inc. The capital lease obligations are collateralized by leased manufacturing equipment and/or security deposits.

The 6% notes may be redeemed in whole at their principal amount if we are required to pay additional taxes or duties as a result of a change in tax law and that obligation cannot be reasonably avoided. In addition, if the identity of beneficial owners of the notes must be disclosed in certain circumstances, we would be required either to redeem the notes or satisfy the information disclosure requirement through the payment of certain taxes or charges. We may also purchase the 6% notes at any time in the open market.

The 6% debentures were sold at significant original issue discounts ($144). This issue is carried net of the unamortized portion of its discount, which is amortized as interest expense over the life of the issue. These debentures have a principal at maturity of $250 and an effective annual cost of 13.3%. We may redeem them, at our option, at an amount equal to the respective principal at maturity.

We may redeem annually, at our option, an additional amount for the 9¾% sinking fund debenture issue, without premium, equal to 200% of the amount of the sinking fund requirement. Also, we may redeem additional portions of the sinking fund debentures by the payment of premiums which, starting in 2000, decrease periodically.

We may redeem the 7¼%, 6⅝%, and the 7⅜% debentures in whole or in part at our option at any time at a redemption price equal to the greater of 100% of the principal amount of the debentures to be redeemed or the sum of the present value of the remaining scheduled payments.

The terms of other notes and debentures do not specify a redemption option prior to maturity.

The medium-term notes are offered on a continuous basis through agents and are primarily at fixed rates. *Machinery and Engines'* medium-term notes have maturities from nine months to 30 years. At December 31, 2000, these notes had a weighted average interest rate of 8.2% with two years to three years remaining to maturity. *Financial Products'* medium-term notes have a weighted average interest rate of 6.7% with remaining maturities up to fifteen years at December 31, 2000.

The aggregate amounts of maturities and sinking fund requirements of long-term debt during each of the years 2001 through 2005, including that due within one year and classified as current are:

	December 31, 2001	2002	2003	2004	2005
Machinery and Engines	$ 204	$ 91	$ 272	$ 42	$ 17
Financial Products	2,558	2,972	166	596	304
	$ 2,762	$ 3,063	$ 438	$ 638	$ 321

Interest paid on short-term and long-term borrowings for 2000, 1999, and 1998 was $930, $796, and $669, respectively.

Please refer to Note 16 and Table IV on Page A-16 for fair value information on long-term debt.

14. Capital stock

A. Stock options

In 1996, stockholders approved a plan providing for the granting of options to purchase common stock to officers and other key employees, as well as non-employee directors. This plan reserves 22,000,000 shares of common stock for issuance. Options vest at the rate of one-third per year over the three year period following the date of grant, and have a maximum term of ten years. Common shares issued under stock options, including treasury shares reissued, totaled 346,333, 1,449,797, and 676,113, in 2000, 1999, and 1998, respectively.

Our plan grants options which have exercise prices equal to the average market price on the date of grant. We account for our stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Therefore, no compensation expense is recognized in association with these options. As required by Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation," a summary of the pro forma net income and profit per share amounts are shown in Table III on Page A-15. Consistent with the requirements of SFAS 123, compensation

expense related to grants made prior to 1995 have not been taken into consideration. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option-pricing model.

Please refer to Table III below for additional financial information on our stock options.

B. Restricted stock

The 1996 Stock Option and Long-Term Incentive Plan permits the award of restricted stock to officers and other key employees, as well as non-employee directors. During 2000, 52,032 shares of restricted stock were awarded to officers and other key employees as Performance Awards, and 9,050 shares of restricted stock were granted to non-employee directors.

C. Stockholders' rights plan

We are authorized to issue 5,000,000 shares of preferred stock, of which 2,000,000 shares have been designated as Series A Junior Participating Preferred Stock of $1.00 par value. None of the preferred shares have been issued.

Stockholders would receive certain preferred stock purchase rights if someone acquired or announced a tender offer to acquire 15% or more of outstanding Caterpillar stock. In essence, those rights would permit each holder (other than the acquiring person) to purchase one share of Caterpillar stock at a 50% discount for every share owned. The rights, designed to protect the interests of Caterpillar stockholders during a takeover attempt, expire December 11, 2006.

TABLE III — Financial Information Related to Capital Stock

Changes in the status of common shares subject to issuance under options:

	2000		1999		1998	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Fixed Options:						
Outstanding at beginning of year	20,404,176	$ 45.90	18,439,777	$ 38.50	15,056,412	$ 31.89
Granted to officers and key employees	6,621,858	$ 38.41	4,937,132	$ 62.34	4,695,495	$ 55.69
Granted to outside directors	44,000	$ 43.75	52,000	$ 57.56	44,000	$ 54.38
Exercised	(543,090)	$ 19.49	(2,752,448)	$ 25.20	(1,237,010)	$ 23.22
Lapsed	(190,870)	$ 55.17	(272,285)	$ 54.39	(119,120)	$ 45.74
Outstanding at end of year	26,336,074	$ 44.49	20,404,176	$ 45.90	18,439,777	$ 38.50
Options exercisable at year-end	15,214,347	$ 42.47	11,655,668	$ 36.12	10,443,515	$ 28.48
Weighted-average fair value of options granted during the year	$ 10.92		$ 16.45		$ 13.01	

Stock options outstanding and exercisable:

	Options Outstanding			Options Exercisable	
Exercise Prices	# Outstanding at 12/31/00	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	# Outstanding at 12/31/00	Weighted-Average Exercise Price
$11.78-$16.44	924,109	1.2	$14.38	924,109	$14.38
$18.77-$26.77	1,780,717	3.1	$24.29	1,780,717	$24.29
$27.91-$39.19	10,994,986	7.7	$35.75	4,393,786	$31.76
$43.75-$62.34	12,636,262	7.6	$57.14	8,115,735	$55.45
	26,336,074	7.1	$44.49	15,214,347	$42.47

SFAS 123 pro forma net income and earnings per share:

	Years ended December 31,		
	2000	1999	1998
Net Income:			
As reported	$1,053	$ 946	$1,513
Pro forma	$1,008	$ 910	$1,481
Profit per share of common stock:			
As reported:			
Basic	$ 3.04	$ 2.66	$ 4.17
Assuming dilution	$ 3.02	$ 2.63	$ 4.11
Pro forma:			
Basic	$ 2.91	$ 2.56	$ 4.08
Assuming dilution	$ 2.90	$ 2.55	$ 4.04

Weighted-average assumptions used in determining fair value of option grants:

	Grant Year		
	2000	1999	1998
Dividend yield	2.11%	2.07%	1.91%
Expected volatility	26.4%	24.4%	19.8%
Risk-free interest rates	6.20%	5.80%	5.55%
Expected lives	5 years	5 years	5 years

(Dollars in millions except per share data)

15. Profit per share

	Years ended December 31, 2000	1999	1998
Profit (A)	**$ 1,053**	$ 946	$ 1,513
Determination of shares:			
Weighted-average common shares outstanding (B)	**346,817,759**	355,392,423	363,189,005
Assumed conversion of stock options	**2,080,151**	3,974,862	4,941,357
Weighted-average common shares outstanding — assuming dilution (C)	**348,897,910**	359,367,285	368,130,362
Profit per share of common stock (A÷B)	**$ 3.04**	$ 2.66	$ 4.17
Profit per share of common stock — assuming dilution (A÷C)	**$ 3.02**	$ 2.63	$ 4.11

Stock options to purchase 12,636,262, 12,953,783, and 8,143,885 shares of common stock at a weighted-average price of $57.14, $56.99, and $53.98 were outstanding during 2000, 1999 and 1998, respectively, but were not included in the computation of diluted profit per share, because the options' exercise price was greater than the average market price of the common shares.

16. Fair values of financial instruments

We used the following methods and assumptions to estimate the fair value of our financial instruments:

Cash and short-term investments — carrying amount approximated fair value.

Long-term investments (other than investments in unconsolidated affiliated companies) — fair value was estimated based on quoted market prices.

Foreign currency contracts (forwards and options) — fair value was estimated based on quoted market prices of comparable instruments.

Finance receivables — fair value was estimated by discounting the future cash flow using current rates, representative of receivables with similar remaining maturities. Historical bad debt experience was also considered.

Short-term borrowings — carrying amount approximated fair value.

Long-term debt — for *Machinery and Engines'* notes and debentures, fair value was estimated based on quoted market prices. For *Financial Products,* fair value was estimated by discounting the future cash flow using our current borrowing rates for similar types and maturities of debt, except for floating rate notes and commercial paper supported by revolving credit agreements for which the carrying amounts were considered a reasonable estimate of fair value.

Interest rate swaps — fair value was estimated based on the amount that we would receive or pay to terminate our agreements as of year end.

Please refer to Table IV below for the fair values of our financial instruments.

17. Concentration of credit risk

Financial instruments with potential credit risk consist primarily of trade and finance receivables and short-term and long-term

TABLE IV — Fair Values of Financial Instruments

Asset (Liability) At December 31	2000 Carrying Amount	2000 Fair Value	1999 Carrying Amount	1999 Fair Value	1998 Carrying Amount	1998 Fair Value	Reference #
Cash and short-term investments	**$ 334**	**$ 334**	$ 548	$ 548	$ 360	$ 360	Statement 3, Note 17
Long-term investments	**741**	**741**	667	667	450	450	Note 17
Foreign currency contracts	**(30)**	**(34)**	69	82	8	9	Note 2
Finance receivables — net (excluding operating and finance type leases and currency forward contracts[1])	**10,465**	**10,557**	8,774	8,753	7,709	7,770	Note 5
Short-term borrowings	**(971)**	**(971)**	(770)	(770)	(809)	(809)	Note 12
Long-term debt (including amounts due within one year)							
Machinery and Engines	**(3,058)**	**(3,198)**	(3,266)	(3,285)	(3,053)	(3,417)	Note 13
Financial Products	**(11,038)**	**(11,154)**	(9,766)	(9,688)	(8,590)	(8,634)	Note 13
Interest rate swaps							
Machinery and Engines —							
in a net receivable position	**—**	**25**	2	1	1	22	Note 2
in a net payable position	**(1)**	**—**	(8)	(24)	(6)	—	Note 2
Financial Products —							
in a net receivable position	**8**	**27**	22	29	14	19	Note 2
in a net payable position	**—**	**(25)**	(1)	(7)	(2)	(24)	Note 2

[1] Excluded items have a net carrying value at December 31, 2000, 1999, and 1998 of $1,101, $1,020, and $865, respectively.

investments. Additionally, to a lesser extent, we have a potential credit risk associated with counterparties to derivative contracts.

Trade receivables are primarily short-term receivables from independently owned and operated dealers which arise in the normal course of business. We perform regular credit evaluations of our dealers. Collateral is generally not required, and the majority of our trade receivables are unsecured. We do however, when deemed necessary, make use of various devices such as security agreements and letters of credit to protect our interests. No single dealer represents a significant concentration of credit risk.

Finance receivables primarily represent receivables under installment sales contracts, receivables arising from leasing transactions and notes receivable. Receivables from customers in construction-related industries made up approximately one-third of total finance receivables at December 31, 2000, 1999, and 1998, respectively. We generally maintain a secured interest in the equipment financed. No single customer or region represents a significant concentration of credit risk.

Short-term and long-term investments are held with high quality institutions and, by policy, the amount of credit exposure to any one institution is limited. Long-term investments are comprised of investments which collateralize capital lease obligations (see Note 13 on Page A-14) and investments of Caterpillar Insurance Co. Ltd. supporting insurance reserve requirements. Long-term investments are a component of "Other assets" in Statement 3.

At December 31, 2000, 1999, and 1998, Cat Financial was contingently liable under guarantees totaling $335, $390, and $254, respectively, of which $210, $133, and $119, respectively, were outstanding. These guarantees have terms ranging up to two years and are fully secured. No loss has been experienced nor is any anticipated under these agreements.

Outstanding derivative instruments, with notional amounts totaling $6,794, $7,795, and $5,143 and terms generally ranging up to five years, were held at December 31, 2000, 1999, and 1998, respectively. Collateral is not required of the counterparties or of our company. We do not anticipate nonperformance by any of the counterparties. Our exposure to credit loss in the event of nonperformance by the counterparties is limited to only those gains that we have recorded, but have not yet received cash payment. At December 31, 2000, 1999, and 1998, the exposure to credit loss was $30, $75, and $22, respectively.

Please refer to Note 16 and Table IV on Page A-16 for fair value information.

18. Environmental matters

The company is regulated by federal, state, and international environmental laws governing our use of substances and control of emissions. Compliance with these existing laws has not had a material impact on our capital expenditures, earnings, or competitive position.

We are cleaning up hazardous waste at a number of locations, often with other companies, pursuant to federal and state laws. When it is likely we will pay clean-up costs at a site and those costs can be estimated, the costs are charged against our earnings. In doing that estimate, we do not consider amounts expected to be recovered from insurance companies and others.

The amount set aside for environmental clean-up is not material and is included in "Accrued expenses" in Statement 3. If a range of liability estimates is available on a particular site, we accrue the lower end of that range.

We cannot estimate costs on sites in the very early stages of clean-up. Currently, we have five of these sites and there is no more than a remote chance that a material amount for clean-up will be required.

19. Plant closing costs

The reserve for plant closing costs includes the following:

	December 31,		
	2000	1999	1998
Write-down of property, plant, and equipment	**$ 61**	$ 70	$ 78
Employee severance benefits	**9**	16	37
Rearrangement, start-up costs, and other..........	**3**	3	5
Total reserve..	**$ 73**	$ 89	$ 120

The write-down of property, plant, and equipment establishes a new cost basis for assets that have been permanently impaired.

Employee severance benefits (e.g., pension, medical, and supplemental unemployment benefits) are provided to employees affected by plant closings. The reserve for such benefits is reduced as the benefits are provided.

20. Segment information

A. Basis for segment information

The company is organized based on a decentralized structure that has established accountabilities to continually improve business focus and increase our ability to react quickly to changes in both the global business cycle and competitors' actions. Our current structure uses a product, geographic matrix organization comprised of multiple profit and service center divisions.

Caterpillar is a highly integrated company. The majority of our profit centers are product focused. They are primarily responsible for the design, manufacture, and on-going support of their products; however, some of these product-focused profit centers also have marketing responsibilities. We also have geographically-based profit centers that are primarily focused on marketing; however, most of these profit centers also have some manufacturing responsibilities. One of our profit centers provides various financial services to our customers and dealers. The service center divisions perform corporate functions and provide centralized services.

We have developed an internal measurement system to evaluate performance and to drive continuous improvement. This measurement system, which is not based on generally accepted accounting principles (GAAP), is intended to motivate desired behavior of employees and drive performance. It is not intended to measure a division's contribution to enterprise results. The sales and cost information used for internal purposes varies significantly from our consolidated, externally-reported information resulting in substantial reconciling items. Each division has specific performance targets and is evaluated and compensated based on achieving those targets. Performance targets differ from division to division; therefore, meaningful comparisons cannot be made among the profit or service center divisions. It is the comparison of actual results to budgeted results that makes our internal reporting valuable to management. Consequently, we feel that the financial information required by Statement of Financial Accounting Standards No. 131 (SFAS 131) "Disclosures about Segments of an Enterprise and Related Information" has limited value for our external readers.

Due to Caterpillar's high level of integration and our concern that segment disclosures based on SFAS 131 requirements have limited value to external readers, we are continuing to disclose GAAP-based financial results for our three lines of business (Machinery, Engines, and Financial Products) in our Management's Discussion and Analysis beginning on Page A-22.

B. Description of segments

The profit center divisions meet the SFAS 131 definition of "operating segments"; however, the service center divisions do not. Several of the profit centers have similar characteristics and have been aggregated. The following is a brief description of our seven reportable segments and the business activities included in the "All other" category.

Asia/Pacific Marketing: Primarily responsible for marketing products through dealers in Australia, Asia (excluding Japan), and the Pacific Rim. Also includes the regional manufacturing of some products which are also produced by *Construction & Mining Products.*

Construction & Mining Products: Primarily responsible for the design, manufacture, and on-going support of small, medium, and large machinery used in a variety of construction and mining applications. Also includes the design, manufacture, procurement, and marketing of components and control systems that are primarily consumed in the manufacturing of our machinery.

EAME Marketing: Primarily responsible for marketing products through dealers in Europe, Africa, the Middle East, and the Commonwealth of Independent States. Also includes the regional manufacturing of some products which are also produced by *Construction & Mining Products* and *Power Products.*

Finance & Insurance Services: Provides financing to customers and dealers for the purchase and lease of Caterpillar and noncompetitive related equipment, as well as some financing for Caterpillar sales to dealers. Also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment.

Latin America Marketing: Primarily responsible for marketing products through dealers in Latin America. Also includes the regional manufacturing of some products which are also produced by *Construction & Mining Products* and *Power Products.*

Power Products: Primarily responsible for the design, manufacture, marketing, and ongoing support of reciprocating and turbine engines along with related systems. These engines and related systems are used in products manufactured in other segments, on-highway trucks, and locomotives; and in a variety of construction, electric power generation, marine, petroleum, and industrial applications.

North America Marketing: Primarily responsible for marketing products (excluding *Power Products*) through dealers in the United States and Canada.

All other: Primarily includes activities such as: service support and parts distribution to Caterpillar dealers worldwide; the design, manufacture, and ongoing support of agricultural machinery and paving products; logistics services for other companies; service tools for Caterpillar dealers; preventive maintenance products (filters and fluids); and the remanufacturing of Caterpillar engines and components.

C. Segment measurement and reconciliations

Please refer to Table V on Pages A-19 and A-20 for financial information regarding our segments. There are several accounting differences between our segment reporting and our GAAP-based external reporting. Our segments are measured on an accountable basis; therefore, only those items for which divisional management is directly responsible are included in the determination of segment profit/(loss) and assets. The following is a list of the more significant accounting differences:

- Generally, liabilities are managed at the corporate level and are not included in segment operations. Segment accountable assets generally include inventories, receivables, property, plant, and equipment.

- We account for intersegment transfers using a system of market-based prices. With minor exceptions, each of the profit centers either sells or purchases virtually all of its products to or from other profit centers within the company. Our high level of integration results in our internally-reported sales being approximately double that of our consolidated, externally-reported sales.

- Segment inventories and cost of sales are valued using a current cost methodology.

- Timing differences occur between our internal reporting and our external reporting such as: postretirement benefit expenses and profit that is recognized on intersegment transfers.

- Interest expense is imputed (i.e., charged) to profit centers based on their level of accountable assets. This calculation takes into consideration the corporate debt to debt plus equity ratio and a weighted-average corporate interest rate.

- In general, foreign currency fluctuations are neutralized for segment reporting.

- Accountable profit is determined on a pre-tax basis.

Reconciling items are created based on accounting differences between segment reporting and our consolidated, external reporting. Please refer to Table V on Pages A-19 and A-20 for financial information regarding significant reconciling items. Most of our reconciling items are self-explanatory given the above explanations of accounting differences. However, for the reconciliation of profit, we have grouped the reconciling items as follows:

- **Corporate costs:** Certain corporate costs are not charged to our segments. These costs are related to corporate requirements and strategies that are considered to be for the benefit of the entire organization.

- **Methodology differences:** See previous discussion of significant accounting differences between segment reporting and consolidated, external reporting.

- **Methodology changes in segment reporting:** Estimated restatements of prior periods to reflect changes in our internal-reporting methodology.

TABLE V — Segment Information (unaudited)

Business Segments:

	Asia/ Pacific Marketing	Construction & Mining Products	EAME Marketing	Financing & Insurance Services	Latin America Marketing	Power Products	North America Marketing	All Other	Total
2000									
External sales and revenues	$1,370	226	3,295	1,549	1,276	5,746	5,861	1,070	$20,393
Intersegment sales and revenues	$ 7	7,564	714	—	142	4,592	173	1,771	$14,963
Total sales and revenues	$1,377	7,790	4,009	1,549	1,418	10,338	6,034	2,841	$35,356
Depreciation and amortization	$ 9	219	60	237	27	338	—	61	$ 951[1]
Imputed interest expense	$ 9	64	27	703	11	100	88	62	$ 1,064
Accountable profit (loss)	$ 39	639	195	253	43	487	79	233	$ 1,968
Accountable assets at Dec. 31	$ 370	2,355	914	14,185	618	3,813	1,739	2,207	$26,201
Capital Expenditures	$ 7	202	65	659	24	261	1	69	$ 1,288[1]
1999									
External sales and revenues	$ 1,332	206	3,095	1,413	1,229	5,653	5,941	1,003	$ 19,872
Intersegment sales and revenues	$ 4	7,169	701	10	104	4,514	179	1,710	$ 14,391
Total sales and revenues	$ 1,336	7,375	3,796	1,423	1,333	10,167	6,120	2,713	$ 34,263
Depreciation and amortization	$ 7	223	60	194	28	327	—	60	$ 899[1]
Imputed interest expense	$ 15	72	25	569	6	108	39	60	$ 894
Accountable profit (loss)	$ 47	576	150	207	72	354	31	187	$ 1,624
Accountable assets at Dec. 31	$ 361	2,389	856	12,776	582	3,926	852	2,077	$ 23,819
Capital Expenditures	$ 23	237	76	431	20	316	2	60	$ 1,165[1]
1998									
External sales and revenues	$ 1,093	197	3,289	1,296	1,627	5,300	7,233	1,001	$ 21,036
Intersegment sales and revenues	$ 2	8,678	937	11	145	4,122	198	1,830	$ 15,923
Total sales and revenues	$ 1,095	8,875	4,226	1,307	1,772	9,422	7,431	2,831	$ 36,959
Depreciation and amortization	$ 6	224	64	165	28	258	—	54	$ 799[1]
Imputed interest expense	$ 8	72	25	505	21	118	64	57	$ 870
Accountable profit (loss)	$ (49)	1,090	211	199	73	410	120	203	$ 2,257
Accountable assets at Dec. 31	$ 289	2,349	862	11,451	717	3,479	1,475	2,054	$ 22,676
Capital Expenditures	$ 26	292	72	—	19	349	—	88	$ 846[1]

[1] Amount differs from our consolidated, external reporting amount primarily because of service centers, which are not included in business segments.

Continued on Page A-20

21. Selected quarterly financial results (unaudited)

	2000 Quarter			
	1st	2nd	3rd	4th
Sales and revenues	$4,919	$5,363	$4,779	$5,114
Less: Revenues	294	307	327	334
Sales	4,625	5,056	4,452	4,780
Cost of goods sold	3,558	3,840	3,471	3,628
Gross margin	1,067	1,216	981	1,152
Profit	258	315	216	264
Profit per share of common stock	$ .73	$ .91	$ .63	$ .77
Profit per share of common stock — assuming dilution	$ .73	$ .90	$ .62	$ .76

	1999 Quarter			
	1st	2nd	3rd	4th
Sales and revenues	$ 4,867	$ 5,101	$ 4,715	$ 5,019
Less: Revenues	269	280	293	301
Sales	4,598	4,821	4,422	4,718
Cost of goods sold	3,578	3,743	3,470	3,690
Gross margin	1,020	1,078	952	1,028
Profit	205	283	219	239
Profit per share of common stock	$ .58	$ .80	$ .62	$ .67
Profit per share of common stock — assuming dilution	$ .57	$ .78	$ .61	$ .67

22. Alliances and Acquisitions

In the fourth quarter of 2000, we announced an agreement to create a global alliance with the commercial vehicle division of DaimlerChrysler to develop, manufacture, market and distribute medium-duty engines and fuel systems for sale to third-party customers and for captive use. The alliance will create a medium-duty engine joint venture, a fuel systems joint venture, research and engineering cooperation, and combined purchasing volume focused on procurement synergies. The alliance is expected to be finalized during the second quarter of 2001.

During the second quarter of 1999, we acquired the remaining 51% interest in FG Wilson. FG Wilson is a leading packager of diesel-powered generator sets. During the first quarter of 1998, we acquired the net assets of Perkins Ltd. and the stock of several related subsidiaries for $1,328. Perkins is a leading manufacturer of small- to medium-sized diesel engines. Both acquisitions were accounted for using the purchase method of accounting.

(Dollars in millions except per share data)

TABLE V Continued — Segment Information (unaudited)

Reconciliations:

Sales & Revenues	2000	1999	1998
Total external sales and revenues from business segments	**$20,393**	$19,872	$21,036
Methodology differences	**(218)**	(170)	(59)
Total consolidated sales and revenues	**$20,175**	$19,702	$20,977

Profit before taxes	2000	1999	1998
Total accountable profit from business segments	**$ 1,968**	$ 1,624	$ 2,257
Corporate costs	**(232)**	(218)	(316)
Methodology differences	**(285)**	(43)	168
Other	**77**	58	65
Total consolidated profit before taxes	**$ 1,528**	$ 1,421	$ 2,174

Assets	December 31, 2000	1999	1998
Total accountable assets from business segments	**$26,201**	$23,819	$22,676
Items not included in segment assets:			
Deferred income taxes & prepaids	**2,323**	2,107	2,036
Intangible assets & other assets	**1,757**	1,748	1,663
Investments in affiliated companies	**450**	452	534
Cash and short-term investments	**334**	548	360
Service center assets	**453**	442	429
Liabilities included in segment assets	**696**	558	596
Inventory methodology differences	**(1,653)**	(1,679)	(1,769)
Intercompany trade receivables double counted in segment assets	**(1,790)**	(958)	(1,217)
Other	**(307)**	(402)	(180)
Total consolidated assets	**$28,464**	$26,635	$25,128

Enterprise-Wide Disclosures:

External sales and revenues from products and services:

	2000	1999	1998
Machinery	**$11,857**	$11,705	$13,448
Engines	**7,056**	6,854	6,524
Financial Products	**1,262**	1,143	1,005
Total consolidated	**$20,175**	$19,702	$20,977

Information about Geographic Areas:

	Sales & Revenues[1]			Net property, plant, and equipment December 31,		
	2000	1999	1998	2000	1999	1998
Inside United States	**$ 10,076**	$ 10,171	$ 10,870	**$ 3,499**	$ 3,223	$ 3,038
Outside United States	**10,099**	9,531	10,107	**2,089**[2]	1,978[2]	1,828[2]
Total	**$ 20,175**	$ 19,702	$ 20,977	**$ 5,588**	$ 5,201	$ 4,866

[1] Sales of machinery and engines are based on dealer location. Revenues from services provided are based on where service is rendered.

[2] Amount includes $628, $614, and $531 of net property, plant, and equipment located in the United Kingdom as of December 31, 2000, 1999, and 1998, respectively.

Five-year Financial Summary
(Dollars in millions except per share data)

Years ended December 31,	2000	1999	1998	1997	1996
S r	$20,175	19,702	20,977	18,925	16,522
S	$18,913	18,559	19,972	18,110	15,814
P r U S	50%	50%	51%	49%	49%
P r U S	50%	50%	49%	51%	51%
R	$ 1,262	1,143	1,005	815	708
Pr	$ 1,053	946	1,513	1,665	1,361
Pr r r [1]	$ 3.04	2.66	4.17	4.44	3.54
Pr r r [1]	$ 3.02	2.63	4.11	4.37	3.50
D r r r	$ 1.345	1.275	1.15	.95	.775
R r r	19.0%	17.9%	30.9%	37.9%	36.3%
C x r :					
Pr r , ,	$ 723	790	925	824	506
E r	$ 665	490	344	282	265
D r r	$ 1,022	945	865	738	696
R r r x	$ 854	814	838	700	570
A r r	4.2%	4.1%	4.0%	3.7%	3.4%
W , r ,	$ 4,029	4,044	4,146	3,773	3,437
A r r	67,200	66,225	64,441	58,366	54,968

December 31,					
T :					
C	$28,464	26,711	25,128	20,756	18,728
M r E [2]	$16,554	16,158	15,619	14,188	13,066
F Pr	$14,618	12,951	11,648	7,806	6,681
L - r r r:					
C	$11,334	9,928	9,404	6,942	5,087
M r E [2]	$ 2,854	3,099	2,993	2,367	2,018
F Pr	$ 8,480	6,829	6,411	4,575	3,069
T :					
C	$15,067	13,802	12,452	8,568	7,459
M r E [2]	$ 3,427	3,317	3,102	2,474	2,176
F Pr	$11,957	10,796	9,562	6,338	5,433
P r r ' (M r E)	38.0%	37.8%	37.7%	34.6%	34.6%

MANAGEMENT'S DISCUSSION AND ANALYSIS

It is our objective to provide the most meaningful disclosures in our Management's Discussion and Analysis in order to explain significant changes in our company's results of operations and liquidity and capital resources. As discussed in Note 20A, "Basis for segment information" on Page A-17, our segment financial information is not based on generally accepted accounting principles and it is not intended to measure contributions to enterprise results. Therefore, it is impractical for us to try to discuss our company's results of operations and liquidity and capital resources solely based on segment information. Where practical, we have linked our discussions to segment information provided in Table V on Pages A-19 and A-20 (see Reconciliation of *Machinery and Engine* Sales by Geographic Region to External Sales by Marketing Segment on Page A-23). Our discussions will focus on consolidated results and our three principal lines of business as described below:

Consolidated — represents the consolidated data of Caterpillar Inc. and all its subsidiaries (affiliated companies that are more than 50% owned).

Machinery — design, manufacture, and marketing of construction, mining, agricultural, and forestry machinery — track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, mining shovels, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, telescopic handlers, skid steer loaders, and related parts.

Engines — design, manufacture, and marketing of engines for Caterpillar *Machinery,* on-highway trucks and locomotives; marine, petroleum, construction, industrial, agricultural, and other applications; electric power generation systems; and related parts. Reciprocating engines meet power needs ranging from 5 to over 22,000 horsepower (4 to over 16 200 kilowatts). Turbines range from 1,340 to 18,000 horsepower (1000 to 13 500 kilowatts).

Financial Products — financing to customers and dealers for the purchase and lease of Caterpillar and noncompetitive related equipment, as well as some financing for Caterpillar sales to dealers. Also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment. This line of business consists primarily of Caterpillar Financial Services Corporation (Cat Financial) and its subsidiaries and Caterpillar Insurance Services Corporation.

Machinery and Engines Sales by Geographic Region

(Millions of dollars)	Total	North America	EAME*	Latin America	Asia/Pacific
2000					
Machinery	$11,857	$ 6,607	$ 3,121	$ 893	$ 1,236
Engines**	7,056	3,885	1,920	538	713
	$18,913	$10,492	$ 5,041	$ 1,431	$ 1,949
1999					
Machinery	$11,705	$ 6,725	$ 2,955	$ 851	$ 1,174
Engines**	6,854	3,690	1,899	621	644
	$18,559	$10,415	$ 4,854	$ 1,472	$ 1,818
1998					
Machinery	$13,448	$ 8,352	$ 2,871	$ 1,252	$ 973
Engines**	6,524	3,097	2,134	666	627
	$19,972	$11,449	$ 5,005	$ 1,918	$ 1,600

*Europe, Africa & Middle East, and Commonwealth of Independent States.

**Does not include internal engine transfers of $1,360 million, $1,234 million, and $1,268 million in 2000, 1999, and 1998, respectively. Internal engine transfers are valued at prices comparable to those for unrelated parties.

Reconciliation of Machinery and Engine Sales by Geographic Region to External Sales by Marketing Segment

(Millions of dollars)	2000	1999	1998
North America Geographic Region	$10,492	$10,415	$11,449
Engine sales included in the Power Products segment	(3,885)	(3,690)	(3,097)
Company owned dealer sales included in the All Other segment	(350)	(389)	(389)
North America Geographic Region sales which are included in the All Other segment	(197)	(133)	(135)
Other*	(199)	(262)	(595)
North America Marketing external sales	$ 5,861	$ 5,941	$ 7,233
EAME	$ 5,041	$ 4,854	$ 5,005
Power Products sales not included in the EAME Marketing segment	(1,306)	(1,352)	(1,448)
Other*	(440)	(407)	(268)
EAME Marketing external sales	$ 3,295	$ 3,095	$ 3,289
Latin America Geographic Region	$ 1,431	$ 1,472	$ 1,918
Power Products sales not included in the Latin America Marketing segment	(247)	(328)	(385)
Other*	92	85	94
Latin America Marketing external sales	$ 1,276	$ 1,229	$ 1,627
Asia/Pacific Geographic Region	$ 1,949	$ 1,818	$ 1,600
Power Products sales not included in the Asia/Pacific Marketing segment	(307)	(283)	(370)
Other*	(272)	(203)	(137)
Asia/Pacific Marketing external sales	$ 1,370	$ 1,332	$ 1,093

*Mostly represents external sales of the Construction & Mining Products and the All Other segments.

2000 COMPARED WITH 1999

Sales and revenues for 2000 were $20.18 billion, $473 million higher than 1999. The increase was primarily due to a 3 percent increase in physical sales volume and a 10 percent increase in *Financial Products* revenues, partially offset by the unfavorable impact of the stronger U.S. dollar on sales denominated in currencies other than U.S. dollars (primarily the euro). Profit of $1.05 billion was $107 million more than 1999. Operating profit improved due primarily to higher physical volume, improved price realization (excluding currency) and manufacturing efficiencies. The unfavorable impact of currency on sales was offset by a favorable impact on costs, with no effect on operating profit. However, the change in other income was unfavorable $113 million primarily due to foreign exchange translation losses. Income taxes were favorably impacted by an adjustment at Caterpillar Brasil Ltda. in the third quarter. Profit per share of $3.02 was up 39 cents from 1999.

MACHINERY AND ENGINES

Machinery sales were $11.86 billion, an increase of $152 million or 1 percent from 1999. A 4 percent increase in physical sales volume was largely offset by the effect of the stronger U.S. dollar on sales denominated in currencies other than U.S. dollars (primarily the euro). Higher sales in EAME, Asia/Pacific and Latin America more than offset lower sales in North America. Sales in North America declined due to lower industry demand, which more than offset the positive impact of a slower rate of inventory reduction by dealers compared to 1999. In EAME, sales were higher due to increased industry demand throughout the region and dealer inventory growth. Sales in Latin America improved as dealers held inventory steady compared to sharp cutbacks in 1999. Sales in Asia/Pacific were up as improved retail demand more than offset slower dealer inventory growth.

Engine sales were $7.06 billion, an increase of $202 million or 3 percent from 1999. The increase was due to a 2 percent increase in physical sales volume and higher price realization.

Higher sales in North America, Asia/Pacific and EAME more than offset lower sales in Latin America. Sales benefited from robust demand worldwide for electric power generation, and improved share of industry sales of engines to North American truck OEMs. These positive factors more than offset the impact of a sharply lower North American truck industry.

Operating Profit Table

(Millions of dollars)	2000	1999	1998
Machinery	$1,001	$ 867	$1,584
Engine	667	506	504
	$1,668	$1,373	$2,088

Caterpillar operations are highly integrated; therefore, we use a number of allocations to determine lines of business operating profit.

Machinery operating profit increased $134 million, or 15 percent, from 1999, due to higher sales volume and lower selling, general and administrative (SG&A) expenses. These favorable items were partially offset by unfavorable geographic mix.

Engine operating profit increased $161 million, or 32 percent, from 1999 due to improved manufacturing efficiencies, better product mix related to increased demand for electric power and higher sales volume. These were partially offset by higher SG&A and research and development (R&D) expenses.

Interest expense was $23 million higher than a year ago due to higher average debt levels.

Other income/expense was expense of $126 million compared with income of $66 million last year. The adverse change was mostly due to discounts taken on the sales of trade receivables and unfavorable foreign currency results. The discounts on sales of trade receivables relate to the revolving program with Caterpillar Financial Services, which was implemented in 1998 as a cost-effective means of financing operations.

Table of Supplemental Information

(Millions of dollars)	**2000**	1999	1998
Identifiable Assets:			
Machinery	**$ 9,602**	$ 9,160	$ 9,199
Engines.........................	**6,952**	6,998	6,420
Total	**$16,554**	$16,158	$15,619
Capital Expenditures:			
Machinery	**$ 410**	$ 416	$ 511
Engines.........................	**308**	375	416
Total	**$ 718**	$ 791	$ 927
Depreciation and Amortization:			
Machinery	**$ 390**	$ 386	$ 414
Engines.........................	**389**	359	283
Total	**$ 779**	$ 745	$ 697

Caterpillar operations are highly integrated; therefore, we use a number of allocations to determine lines of business financial data.

FINANCIAL PRODUCTS

Revenues for 2000 were a record $1.47 billion, up $188 million or 15 percent compared with 1999 (excluding revenue transactions with *Machinery and Engines*, revenues increased $119 million or 10 percent). The increase resulted primarily from continued growth in Cat Financial's portfolio.

Before tax profit increased $27 million or 11 percent from 1999. Record profit at Cat Financial resulting from continued portfolio growth was partially offset by a reduction in favorable reserve adjustments at Caterpillar Insurance Co. Ltd. (Cat Insurance).

INCOME TAXES

Both 2000 and 1999 tax expense reflect an estimated annual effective tax rate of 32 percent. However, 2000 income tax expense was favorably affected by a positive adjustment of $39 million at Caterpillar Brasil Ltda. in the third quarter.

UNCONSOLIDATED AFFILIATED COMPANIES

The company's share of unconsolidated affiliated companies' results declined $8 million from a year ago, primarily due to weaker results at Shin Caterpillar Mitsubishi Ltd. and the conversion of FG Wilson from an affiliated company to a consolidated subsidiary in July 1999.

SUPPLEMENTAL INFORMATION

Dealer Machine Sales to End Users and Deliveries to Dealer Rental Operations

Sales (including both sales to end users and deliveries to dealer rental operations) in North America were lower than 1999 due to reduced industry demand in the United States, which more than offset higher industry sales in Canada. For the region, sales into general construction, industrial, mining, quarry & aggregates and waste declined. Sales increased into heavy construction, especially highways and streets. Sales into agriculture and forestry remained near 1999 levels.

Sales increased in EAME. In Europe, higher sales in France, Spain and Italy more than offset lower retail demand in Germany, the United Kingdom and Sweden. In Africa & Middle East, sales increased in Turkey and Saudi Arabia, which more than offset lower sales in Egypt, the United Arab Emirates and South Africa. In the CIS, sales improved in Russia. For the region, sales into heavy construction, mining, industrial and quarry & aggregates increased. Sales declined into agriculture, forestry and waste. Sales into general construction remained near 1999 levels.

In Latin America, sales were flat compared to 1999. Sales increased in Brazil, Venezuela, Colombia and Mexico. Sales declined in Peru and Argentina. For the region, sales were higher into heavy construction, forestry, and quarry & aggregates. Sales into industrial, general construction, mining and waste declined.

In Asia/Pacific, sales increased. Sales gained in China and New Zealand. Sales were lower in India, Australia and Indonesia. For the region, sales increased into heavy construction, general construction and industrial. Sales declined into quarry & aggregates, mining, forestry and agriculture.

Dealer Inventories of New Machines

Worldwide dealer new machine inventories at year-end 2000 were slightly below year earlier levels. Declines in North America offset increases in EAME and Asia/Pacific. Inventories in Latin America at year end were even with 1999.

Inventories compared to current selling rates were lower than year earlier in North America, EAME and Latin America. Inventories compared to current selling rates were higher than a year earlier in Asia/Pacific.

Engine Sales to End Users and OEMs

Sales were higher in North America due to strong growth in sales for electric power generation and improved sales to the petroleum sector. Sales of truck engines were sharply lower due to production cutbacks by North American truck OEMs. Caterpillar continued to improve its leadership position in the on-highway truck business.

Sales in EAME improved due to higher demand for electric power generation. In Latin America, sales were lower due primarily to declines in petroleum. In Asia/Pacific, sales were higher primarily due to increases in the petroleum sector.

Machinery and Engines Sales Table

(Millions of dollars)	Total	North America	EAME	Latin America	Asia/Pacific
Fourth-Quarter 2000					
Machinery……………………	$ 2,795	$ 1,402	$ 793	$ 270	$ 330
Engines***…………………	1,985	1,016	582	185	202
	$ 4,780	$ 2,418	$ 1,375	$ 455	$ 532
Fourth-Quarter 1999					
Machinery……………………	$ 2,537	$ 1,260	$ 734	$ 241	$ 302
Engines***…………………	2,181	1,076	676	235	194
	$ 4,718	$ 2,336	$ 1,410	$ 476	$ 496

***Does not include internal engine transfers of $327 million and $323 million in 2000 and 1999, respectively. Internal engine transfers are valued at prices comparable to those for unrelated parties.

FOURTH-QUARTER 2000 COMPARED WITH FOURTH-QUARTER 1999

Sales and revenues for fourth-quarter 2000 were $5.11 billion, $95 million or 2 percent higher than fourth-quarter 1999. The increase was primarily due to a 3 percent increase in physical sales volume and an 11 percent increase in Financial Products revenues. Profit of $264 million was $25 million or 10 percent more than fourth-quarter 1999. The increase was due primarily to improved price realization (excluding currency) and higher physical volume, partially offset by several smaller unfavorable items, the largest being currency effects. Profit per share of 76 cents was up 9 cents, or 13 percent, from fourth-quarter 1999.

MACHINERY AND ENGINES

Machinery sales were $2.80 billion, an increase of $258 million or 10 percent from fourth-quarter 1999. Physical sales volume increased 11 percent reflecting higher retail sales and a significantly slower rate of inventory reduction compared to the same period a year ago. Price realization declined, primarily due to the effect of the stronger U.S. dollar on sales denominated in currencies other than U.S. dollars (primarily the euro).

Sales improved in all regions. In North America, sales gained because dealer inventory reductions during the quarter were much less severe than the same period a year ago. Retail sales in North America remained even with fourth-quarter 1999 as higher share of industry sales offset lower industry demand. In EAME and Latin America, sales improved due to higher retail demand. In Asia/Pacific, dealers increased inventories during the quarter, which more than offset lower retail demand.

Engine sales were $1.99 billion, a decrease of $196 million or 9 percent from fourth-quarter 1999. The decrease was due to a 7 percent decrease in physical sales volume and lower price realization.

Sales were lower primarily due to sharp declines in engine sales to North American truck OEMs. Sales of electric power products were lower when compared to the fourth quarter of 1999, which benefited from the impact of Y2K uncertainties.

Higher sales of electric power products in North America were more than offset by declines in EAME and Asia/Pacific.

Operating Profit

(Millions of dollars)	Fourth-Quarter	
	2000	1999
Machinery …………………………………	**$ 248**	$ 131
Engine ………………………………………	**192**	217
	$ 440	$ 348

Caterpillar operations are highly integrated; therefore, we use a number of allocations to determine lines of business operating profit.

Machinery operating profit increased $117 million from fourth-quarter 1999. Higher physical sales volume and improved price realization (excluding currency) were partially offset by higher SG&A expenses.

Engine operating profit decreased $25 million, or 12 percent from fourth-quarter 1999. The decrease was primarily due to lower sales volumes of truck engines and higher SG&A and R&D expenses, partially offset by better product mix related to increased demand for electric power in North America.

Interest expense was $10 million higher than a year ago.

Other income/expense was expense of $52 million compared with income of $35 million last year. The adverse change was mostly due to unfavorable foreign exchange results and to discounts taken on the sales of trade receivables.

FINANCIAL PRODUCTS

Revenues for the fourth quarter were $390 million, up $57 million or 17 percent compared with fourth-quarter 1999 (excluding revenue transactions with *Machinery and Engines*, revenues increased $33 million or 11 percent). The increase resulted primarily from continued growth in Cat Financial's portfolio.

Before tax profit increased $37 million or 69 percent from fourth-quarter 1999. Profit increased at Cat Financial resulting from portfolio growth, and at Cat Insurance from higher investment income partially offset by a reduction in favorable reserve adjustments.

INCOME TAXES

Fourth-quarter tax expense reflects an effective annual tax rate of 32 percent for both 2000 and 1999.

UNCONSOLIDATED AFFILIATED COMPANIES

The company's share of unconsolidated affiliated companies' results increased $2 million from a year ago, primarily due to stronger results at Shin Caterpillar Mitsubishi Ltd. and Claas Caterpillar Europe.

1999 COMPARED WITH 1998

Sales and revenues for 1999 were $19.70 billion, $1.28 billion lower than 1998. The decrease was primarily due to a 6 percent decrease in physical sales volume, partially offset by a 14 percent increase in Financial Products revenues. Profit of $946 million was $567 million less than 1998. The decrease was due primarily to lower sales volume, an unfavorable change in product sales mix and slightly lower price realization (primarily geographic mix and the impact of the stronger U.S. dollar on sales denominated in currencies other than U.S. dollars). Lower selling, general and administrative (SG&A) and research and development (R&D) costs partially offset these unfavorable items. Profit per share of $2.63 was down $1.48 from 1998.

MACHINERY AND ENGINES

Machinery sales were $11.71 billion, a decrease of $1.74 billion or 13 percent from 1998. The lower sales resulted primarily from an 11 percent decrease in physical sales volume. Price realization also declined primarily due to unfavorable geographic mix and the continued effect of the stronger U.S. dollar on sales denominated in currencies other than U.S. dollars.

Sales were lower in North America and Latin America, which more than offset higher sales in Asia/Pacific and EAME. Sales in North America were lower reflecting reductions in dealer inventory, especially in the last half of the year, and declines in industry demand. Sales were down in both the United States and Canada. In EAME, sales were higher in Europe due to improved industry demand. This was partially offset by significantly lower sales in Africa & Middle East, where industry demand declined due to weak commodity prices. Sales in Asia/Pacific improved because of higher sales to developing Asia as dealers began rebuilding inventories in response to improved retail demand. This improvement in developing Asia more than offset lower sales in Australia. Latin American sales fell sharply in 1999 due to recessions in a number of countries and low commodity prices.

Engine sales were $6.85 billion, an increase of $330 million or 5 percent from 1998. This increase was primarily due to 4 percent higher physical sales volume resulting from improved end user and Original Equipment Manufacturer (OEM) demand. Price realization also improved slightly in 1999.

Sales increased in North America and Asia/Pacific, which more than offset declines in EAME and Latin America. Sales in the power generation segment were up in every region of the world, while sales in the petroleum segment declined in every region. Sales in North America also benefited from extremely strong sales in the truck segment.

Machinery operating profit decreased $717 million, or 45 percent from 1998. Margin (sales less cost of goods sold) declined primarily due to the lower sales volume, an unfavorable change in product sales mix, the impact of lower production volumes on manufacturing efficiencies and lower price realization. SG&A and R&D expenses were lower reflecting the impact of ongoing cost reduction actions.

Total pension and other postretirement benefit costs were about the same in 1999 as in 1998. However, SG&A and R&D expenses were favorably impacted by approximately $60 million due to favorable returns on plan assets, and cost of sales was unfavorably impacted by a like amount due to plan amendments.

Engine operating profit increased $2 million from 1998 due to the higher sales volume and slightly better price realization, partially offset by an unfavorable sales mix. Sales into the petroleum segment declined 35 percent, while sales into the lower margin truck engine market increased 40 percent. SG&A and R&D expenses were slightly higher.

Interest expense was $5 million higher than a year ago.

Other income/expense reflects a net increase in income of $20 million primarily related to currency exchange.

FINANCIAL PRODUCTS

Revenues for 1999 were a record $1.28 billion, up $160 million or 14 percent compared with 1998. The increase resulted primarily from continued growth in Cat Financial's portfolio.

Before tax profit decreased $53 million or 17 percent from 1998. Profit at Caterpillar Insurance Co. Ltd. (Cat Insurance) was lower due to less favorable reserve adjustments. This was partially offset by record profits at Cat Financial as a result of portfolio growth.

INCOME TAXES

1999 tax expense reflects an effective tax rate of 32 percent. The 1998 effective tax rate was 31 percent and included a favorable adjustment to recognize deferred tax assets at certain European subsidiaries.

UNCONSOLIDATED AFFILIATED COMPANIES

The company's share of unconsolidated affiliated companies' results declined $24 million from a year ago, primarily due to weaker results at Shin Caterpillar Mitsubishi Ltd. and the conversion of FG Wilson from an affiliated company to a consolidated subsidiary effective June 1999.

LIQUIDITY & CAPITAL RESOURCES

Consolidated operating cash flow was $2.06 billion for 2000, compared with $2.59 billion for 1999. The decrease was largely due to an increase in inventories and trade receivables. Total debt as of December 31, 2000 was $15.07 billion, an increase of $1.27 billion from year-end 1999. During 2000, debt related to *Machinery and Engines* increased $110 million, to $3.43 billion, while debt related to *Financial Products* increased $1.16 billion to $11.96 billion.

In 1998, the board of directors authorized a share repurchase program to reduce the number of outstanding shares to 320 million over a three to five year period. In total, 10.8 million shares were repurchased during 2000. The number of shares outstanding at December 31, 2000 was 343.4 million.

Machinery and Engines

Operating cash flow was $1.63 billion for 2000, compared with $2.07 billion for 1999. The decrease was primarily due to an increase in inventories and trade receivables in 2000 compared to a decrease in 1999. Capital expenditures for 2000, excluding equipment leased to others, were $709 million compared with $770 million for 1999. Total debt increased by $110 million during 2000. The debt to debt plus equity ratio as of December 31, 2000 was 38.0%.

Financial Products

Operating cash flow was $474 million for 2000, compared with $559 million for 1999. The decrease was primarily due to an increase in trade receivables. Cash used to purchase equipment leased to others was $656 million in 2000. In addition, net cash used for finance receivables was $1.20 billion in 2000, compared with $1.53 billion in 1999.

Financial Products' debt was $11.96 billion at December 31, 2000, an increase of $1.16 billion from December 31, 1999, and primarily comprised $8.24 billion of medium-term notes, $317 million of notes payable to Caterpillar, $92 million of notes payable to banks and $3.13 billion of commercial paper. December 31, 2000, finance receivables past due over 30 days were 3.6%, compared with 2.8% at the end of 1999. The ratio of debt to equity of Cat Financial was 8.0:1 at December 31, 2000, compared with 7.8:1 at December 31, 1999.

Financial Products had outstanding credit lines totaling $5.05 billion at December 31, 2000, which included $2.85 billion of shared revolving credit agreements with *Machinery and Engines*. These credit lines are with a number of banks and are considered support for the company's outstanding commercial paper, commercial paper guarantees, the discounting of bank and trade bills and bank borrowings. Also included are variable-amount lending agreements with Caterpillar. Under these agreements, *Financial Products* (Cat Financial) may borrow up to $825 million from *Machinery and Engines* (Caterpillar Inc.).

Dividends paid per share of common stock

Quarter	2000	1999	1998
First	$ .325	$ .300	$ .25
Second	.325	.300	.25
Third	.340	.325	.30
Fourth	.340	.325	.30
	$1.330	$1.250	$1.10

EMPLOYMENT

At the end of 2000, Caterpillar's worldwide employment was 68,440 compared with 66,896 one year ago. Employment outside the United States increased by 2,263 including 748 resulting from acquisitions.

Full-Time Employees at Year End

	2000	1999	1998
Inside U.S.	37,660	38,379	40,261
Outside U.S.	30,780	28,517	25,563
Total	68,440	66,896	65,824
By Region:			
North America	37,870	38,560	40,485
EAME	21,880	20,794	18,117
Latin America	6,186	5,493	5,302
Asia/Pacific	2,504	2,049	1,920
Total	68,440	66,896	65,824

OTHER MATTERS

ENVIRONMENTAL MATTERS

The company is regulated by federal, state, and international environmental laws governing our use of substances and control of emissions. Compliance with these existing laws has not had a material impact on our capital expenditures, earnings, or competitive position.

We are cleaning up hazardous waste at a number of locations, often with other companies, pursuant to federal and state laws. When it is likely we will pay clean-up costs at a site and those costs can be estimated, the costs are charged against our earnings. In doing that estimate, we do not consider amounts expected to be recovered from insurance companies and others.

The amount set aside for environmental clean-up is not material and is included in "Accrued expenses" in Statement 3. If a range of liability estimates is available on a particular site, we accrue the lower end of that range.

We cannot estimate costs on sites in the very early stages of clean-up. Currently, we have five of these sites and there is no more than a remote chance that a material amount for clean-up will be required.

DERIVATIVE FINANCIAL INSTRUMENTS

I. Market Risk and Risk Management Policies

Our earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates, interest rates, and commodity prices. Our risk management policy includes the use of derivative financial instruments to manage foreign currency exchange rate, interest rate, and commodity price exposures.

Foreign Currency Exchange Rate

Foreign currency exchange rate movements create a degree of risk to our operations by affecting:

- The U.S. dollar value of sales made in foreign currencies, and
- The U.S. dollar value of costs incurred in foreign currencies.

Foreign currency exchange rate movements also affect our competitive position, as exchange rate changes may affect business practices and/or pricing strategies of non-U.S. based competitors.

Our general policy is to use foreign currency derivative instruments as needed to operate our business and protect our interests. We enter into foreign currency derivative instruments only to manage risk — not as speculative instruments. We buy and sell currencies only to cover business needs and to protect our financial and competitive position. Our general approach is to manage future foreign currency cash flow for *Machinery and Engines'* operations and net foreign currency balance sheet exposures for *Financial Products'* operations.

Our *Machinery and Engines'* operations manufacture products in, and purchase raw materials from, many locations around the world. Consequently, our cost base is well diversified over a number of European, Asia/Pacific, and Latin American currencies, as well as the U.S. dollar. This diversified cost base serves to counterbalance the cash flow and earnings impact of non-U.S. dollar revenues and, therefore, minimizes the effect of exchange rate movements on consolidated earnings. We use derivative financial instruments to manage the currency exchange risk that results when the cash inflows and outflows by currency are not completely matched.

In managing foreign currency for *Machinery and Engines'* operations, our objective is to maximize consolidated after-tax U.S. dollar cash flow. To this end, our policy allows for actively managing:

- Cash flow related to firmly committed foreign currency transactions;
- Anticipated foreign currency cash flow for the future rolling twelve-month period; and
- Any hedges (derivative instruments) that are outstanding.

We limit the types of derivative instruments we use to foreign currency forward and option contracts (net purchased option contracts). When using foreign currency forward contracts, we are protected from unfavorable exchange rate movements, but have given up any potential benefit from favorable changes in exchange rates. Purchased option contracts, on the other hand, protect us from unfavorable rate movements while permitting us to benefit from the effect of favorable exchange rate fluctuations. We do not use historic rate rollovers or leveraged options, nor do we sell or write foreign currency options, except in the case of combination option contracts that limit the unfavorable effect of exchange rate movements, while allowing a limited potential benefit from favorable exchange rate movements. The foreign currency forward or option contracts that we use are not exchange traded.

Each month, our financial officers approve the company's outlook for expected currency exchange rate movements, as well as the policy on desired future foreign currency cash flow positions (long, short, balanced) for those currencies in which we have significant activity. Financial officers receive a daily report on currency exchange rates, cash flow exposure, and open foreign currency hedges. Expected future cash flow positions and strategies are continuously monitored. Foreign exchange management practices, including the use of derivative financial instruments, are presented to the Audit Committee of our Board of Directors at least annually.

In managing foreign currency risk for our *Financial Products'* operations, our objective is to minimize earnings volatility resulting from the translation of net foreign currency balance sheet positions. We use foreign currency forward contracts to offset the risk when the currency of our receivable portfolio does not match the currency of our debt portfolio.

Interest Rate

We use various interest rate derivative instruments, including interest rate swap agreements, interest rate cap (option) agreements, and forward rate agreements to manage exposure to interest rate changes and lower the cost of borrowed funds. All interest rate derivative instruments are linked to debt instruments upon entry. We enter into such agreements only with those financial institutions with strong bond ratings which, in the opinion of management, virtually negates exposure to credit loss.

Our *Financial Products'* operations have a "match funding" objective whereby the interest rate profile (fixed rate or floating rate) of their debt portfolio must match the interest rate profile of their receivable, or asset portfolio within specified boundaries. In connection with that objective, we use interest rate derivative instruments to modify the debt structure to match the receivable portfolio. This "match funding" reduces the risk of deteriorating margins between interest-bearing assets and interest-bearing liabilities, regardless of which direction interest rates move. We also use these instruments to gain an economic and/or competitive advantage through lower cost of borrowed funds. This is accomplished by changing the characteristics of existing debt instruments or entering into new agreements in combination with the issuance of new debt.

Commodity Prices

Our *Machinery and Engines'* operations are subject to commodity price risk, as the price we must pay for raw materials changes with movements in underlying commodity prices. We use commodity forward and option contracts to reduce this risk. However, our use of these types of derivative financial instruments is not material.

II. Sensitivity

Exchange Rate Sensitivity

Based on the anticipated and firmly committed cash inflows and outflows for our *Machinery and Engines'* operations for the next 12 months and the foreign currency derivative instruments in place at year end, a hypothetical 10% weakening of the U.S. dollar relative to all other currencies would adversely affect our expected 2001 cash flows for our *Machinery and Engines'* operations by $62 million. This is not materially different than the potential $80 million adverse impact on expected 2000 cash flows for our *Machinery and Engines'* operations that we reported last year based on similar assumptions and calculations.

Since our policy for *Financial Products'* operations is to hedge the foreign exchange risk when the currency of our debt portfolio does not match the currency of our receivable portfolio, a 10% change in the value of the U.S. dollar relative to all other currencies would not have a material effect on our consolidated financial position, results of operations, or cash flow. Neither our policy nor the effect of a 10% change in the value of the U.S. dollar has changed from that reported at the end of last year.

The effect of the hypothetical change in exchange rates ignores the affect this movement may have on other variables including competitive risk. If it were possible to quantify this competitive impact, the results could well be different than the sensitivity effects shown above. In addition, it is unlikely that all currencies would uniformly strengthen or weaken relative to the U.S. dollar. In reality, some currencies may weaken while others may strengthen.

Interest Rate Sensitivity

For our *Machinery and Engines'* operations, we currently use interest rate swaps to lower the cost of borrowed funds by attaching fixed-to-floating interest rate swaps to fixed rate debt. A hypothetical 100 basis point adverse move (increase) in interest rates along the entire interest rate yield curve would adversely affect 2001 pretax earnings of *Machinery and Engines* by $22 million. Last year, similar assumptions and calculations also yielded a potential $22 million adverse impact on 2000 pretax earnings.

For our *Financial Products'* operations, we use interest rate derivative instruments primarily to meet our "match funding" objectives and strategies. A hypothetical 100 basis point adverse move (increase) in interest rates along the entire interest rate yield curve would adversely affect the 2001 pretax earnings of *Financial Products* by $15 million. Last year, similar assumptions and calculations also yielded a potential $18 million adverse impact on 2000 pretax earnings.

The effect of the hypothetical change in interest rates ignores the affect this movement may have on other variables including changes in actual sales volumes that could be indirectly attributed to changes in interest rates. The actions that management would take in response to such a change are also ignored. If it were possible to quantify this impact, the results could well be different than the sensitivity effects shown above.

OUTLOOK

Summary

World economic growth and industrial production are projected to moderate in 2001. The change in GDP is expected to decline from 4 percent in 2000 to about 3 percent in 2001, and world industrial production is projected to decelerate from about 8 percent in 2000 to 4 percent in 2001. This will be primarily driven by a slowdown in the major industrialized countries, impacting developing countries as well. With inflation in the industrialized countries relatively low (excluding the recent impact of higher energy prices), this slowdown is projected to lead to further interest rate reductions in the United States, which should reduce effective borrowing costs worldwide. Despite these expected interest rate reductions, we are projecting a moderate reduction in growth for the world economy in 2001. Should the expected U.S. rate reductions not succeed in reversing recent declines in business and consumer confidence by the second quarter of 2001, a more severe world economic slowdown would result. While world growth is expected to moderate, demand for energy commodities is expected to remain relatively strong.

In this environment, company sales and revenues are expected to be about flat in 2001, with slightly higher sales expected in each region of the world except North America. In the United States, industry demand for construction machines is expected to decline 5 to 10 percent, agriculture machine demand is expected to be about flat, and demand for compact machines is expected to be up slightly. Year-end dealer machine inventories are projected to decline, and company machine sales are expected to be down slightly. Engine sales are expected to be about flat, as higher sales to petroleum and electric power generation are projected to offset lower truck engine sales.

In summary, with world growth expected to moderate, company sales and revenues are forecast to be about flat in 2001. Slightly higher sales in EAME, Asia/Pacific and Latin America are expected to be offset by slightly lower sales in North America. Profit is expected to be down about 5 to 10 percent from 2000 because of the North American sales volume decrease, continuing global pricing pressures, absence of a favorable income tax adjustment and strategic investments. These investments, which relate to the updated strategy that was announced in 2000, are critical to achievement of our longer-term projected sales growth and cost reduction targets.

North America

In the United States, the increase in GDP is projected to slow from 5 percent in 2000 to about 2.5 percent in 2001. Growth early in the year is expected to be quite weak, but the pace of growth and capital spending is expected to pick up in the third and fourth quarters, boosted by lower interest rates and projected reductions in federal tax withholdings. With the pace of economic growth slowing significantly, we expect further rate reductions by the Federal Reserve in early 2001, and assume the fed funds rate will move down from the current level of 6 percent to a range of 5 percent to 5.5 percent in the second half of the year. In this environment, industry demand for construction machines is expected to decline 5 to 10 percent — a decline in the demand for general construction machines is expected to be partially offset by higher sales to the heavy construction industry. Demand for agriculture machines is expected to be about flat, while compact machines should be up slightly. Engine sales are projected to be about flat, as higher sales to petroleum and electric power applications are forecast to offset a projected further decline in truck engines. In Canada, industry demand for machines is expected to increase due to higher demand in heavy construction, oil sands and petroleum. With projected reductions in dealer year-end inventories, company sales for North America as a whole are forecast to decline slightly.

EAME

In EAME, sales of machines and engines are expected to be up slightly. In Europe, sales should benefit from continued economic growth, although interest rate increases and higher oil prices in the second half of 2000 are slowing economic growth rates and continue to erode business confidence. However, business and consumer confidence in Europe is expected to improve over the course of 2001, as the euro is projected to be stronger on average than its weak levels in 2000 and oil prices moderate. Sales in oil exporting countries in Africa & Middle East should continue to benefit from strong cash flows related to higher production volumes, even though oil prices are expected to be lower than 2000. Sales elsewhere in Africa & Middle East are expected to decline. In the CIS, sales should increase as the Russian recovery continues and the oil exporting nations of the region continue to experience stronger economic growth.

Asia/Pacific

For the Asia/Pacific region as a whole, sales of machines and engines are expected to be up in 2001. China should continue to register solid sales growth. However, instability in Indonesia and the Philippines and the aftermath of general elections in Thailand are concerns.

Latin America

In Latin America, continued economic growth in Mexico, Brazil and Chile is expected to lead to higher machine and engine sales.

* * *

The outlook above does not consider the potential impacts in 2001 of the recently announced alliance with DaimlerChrysler to jointly develop medium-duty engines, fuel systems and other powertrain components.

* * *

The information included in the Outlook section is forward looking and involves risks and uncertainties that could significantly affect expected results. A discussion of these risks and uncertainties is contained in Form 8-K filed with the Securities & Exchange Commission (SEC) on January 18, 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS ■

SUPPLEMENTAL STOCKHOLDER INFORMATION

Shareholder Services:

Stock Transfer Agent
First Chicago Trust Company of New York
P.O. Box 2500
Jersey City, NJ 07303-2500
*phone: (*800) 446-2617 (U.S. and Canada)
      (201) 324-0498 (Outside U.S. and Canada)
      (201) 222-4955 (Hearing impaired)
Internet home page: www.equiserve.com

Caterpillar Assistant Secretary:
Laurie J. Huxtable
Assistant Secretary
Caterpillar Inc.
100 N.E. Adams Street
Peoria, IL 61629-7310
phone: (309) 675-4619
fax: (309) 675-6620
e-mail: CATshareservices@CAT.com

Stock Purchase Plan:

Current shareholders and other interested investors may purchase Caterpillar Inc. common stock directly through the DirectSERVICE™ Investment Program sponsored and administered by our Transfer Agent.

Current shareholders can get more information on the program from our Transfer Agent using the contact information provided above. Non-shareholders can request program materials by calling: 800-955-4749 (U.S. and Canada) or 201-324-0498 (outside the U.S. and Canada). The DirectSERVICE Investment Program may also be accessed on-line at www.CAT.com/dspp or from First Chicago's home page.

Investor Relations:

Institutional analysts, portfolio managers, and representatives of financial institutions seeking additional information about the Company should contact:

Director of Investor Relations
James W. Anderson
Caterpillar Inc.
100 N.E. Adams Street, Peoria, IL 61629-5310
phone: (309) 675-4549
fax: (309) 675-4457
e-mail: **CATir@CAT.com**
Internet website: www.CAT.com/investor

Common Stock (NYSE: CAT)

Listing Information: Caterpillar common stock is listed on the New York, Pacific and Chicago stock exchanges in the United States, and on stock exchanges in Belgium, France, Germany, Great Britain and Switzerland.

Price Ranges: Quarterly price ranges of Caterpillar common stock on the New York Stock Exchange, the principal market in which the stock is traded, were:

Quarter	**2000**		1999	
	High	**Low**	High	Low
First	**$55^{1}/_8$**	**$33^{1}/_2$**	$52^{15}/_{16}$	42
Second	**$44^{7}/_8$**	**$33^{13}/_{16}$**	$66^{7}/_{16}$	$46^{5}/_{16}$
Third	**$39^{5}/_8$**	**$32^{1}/_2$**	$63^{7}/_8$	$52^{9}/_{16}$
Fourth	**$47^{15}/_{16}$**	**$29^{9}/_{16}$**	$58^{7}/_8$	$43^{3}/_{16}$

Number of Stockholders: Stockholders of record at year end totaled 36,253, compared with 36,048 at the end of 1999. Approximately 64% of our issued shares are held by institutions and banks, 27% by individuals, and 9% by Caterpillar benefit plans.

Employees' investment and profit-sharing plans acquired 3,955,607 shares of Caterpillar stock in 2000. Investment plans, for which membership is voluntary, held 27,746,574 shares for employee accounts at 2000 year end. Profit-sharing plans, in which membership is automatic for most U.S. and Canadian employees in eligible categories, held 459,655 shares at 2000 year end.

Company Publications:

Current information:

- phone our Information Hotline — (800) CAT-7717 (U.S. and Canada) or (858) 431-7900 (outside U.S. and Canada) to request company publications by mail, listen to a summary of Caterpillar's latest financial results and current outlook, or to request a copy of results by fax or mail

- request, view, or download materials on-line or register for e-mail alerts by visiting www.CAT.com/materialsrequest

Historical information:

- view/download on-line at www.CAT.com/historical

Annual Meeting:

On Wednesday, April 11, 2001, at 1:30 p.m., Central Time, the annual meeting of stockholders will be held at the Bank One Auditorium, Chicago, Illinois. Requests for proxies are being sent to stockholders with this report mailed on or about March 2, 2001.

Internet:

Visit us on the Internet at www.CAT.com.

Information contained on our website is not incorporated by reference into this document.

DIRECTORS AND OFFICERS

DIRECTORS

Lilyan H. Affinito[2,4]	Former Vice Chairman, Maxxam Group Inc.
Glen A. Barton	Chairman and CEO, Caterpillar Inc.
W. Frank Blount[1,3]	Chairman and CEO, Cypress Communications, Inc.
John R. Brazil[1,3]	President, Trinity University
John T. Dillon[2,4]	Chairman and CEO, International Paper
Juan Gallardo[1,3]	Chairman and CEO, Grupo Embotelladoras Unidas S.A. de C.V.
David R. Goode[1,2]	Chairman, President, and CEO, Norfolk Southern Corporation
James P. Gorter[1,2]	Chairman, Baker, Fentress & Company
Peter A. Magowan[2,4]	Former Chairman and CEO, Safeway Inc.; President and Managing General Partner, San Francisco Giants
William A. Osborn[2,4]	Chairman and CEO, Northern Trust Corporation and The Northern Trust Company
Gordon R. Parker[1,3]	Former Chairman, Newmont Mining Corporation
Charles D. Powell[5]	Chairman, Sagitta Asset Management Limited
Joshua I. Smith[3,4]	Chairman and CEO, The MAXIMA Corporation; Vice Chairman, iGate, Inc.
Clayton K. Yeutter[2,4]	Of Counsel to Hogan & Hartson, Washington, D.C.

[1]*Member of Audit Committee (David R. Goode, chairman)*
[2]*Member of Compensation Committee (James P. Gorter, chairman)*
[3]*Member of Nominating & Governance Committee (Joshua I. Smith, chairman)*
[4]*Member of Public Policy Committee (Clayton K. Yeutter, chairman)*
[5]*Effective January 1, 2001*

OFFICERS

Glen A. Barton	Chairman and CEO
Vito H. Baumgartner	Group President
Gerald S. Flaherty	Group President
James W. Owens	Group President
Gerald L. Shaheen	Group President
Richard L. Thompson	Group President
R. Rennie Atterbury III	Vice President, General Counsel and Secretary
Sidney C. Banwart	Vice President
Michael J. Baunton	Vice President
James S. Beard	Vice President
Richard A. Benson	Vice President
James E. Despain	Vice President
Michael A. Flexsenhar	Vice President
Thomas A. Gales	Vice President
Donald M. Ings	Vice President
Stuart L. Levenick	Vice President
Duane H. Livingston	Vice President
Robert R. Macier	Vice President
David A. McKie	Vice President
F. Lynn McPheeters	Vice President, Chief Financial Officer
Daniel M. Murphy	Vice President
Douglas R. Oberhelman	Vice President
Gerald Palmer	Vice President
Robert C. Petterson	Vice President
John E. Pfeffer	Vice President
Siegfried R. Ramseyer	Vice President
Edward J. Rapp	Vice President
Alan J. Rassi	Vice President
Gary A. Stroup	Vice President
Gerard R. Vittecoq	Vice President
Sherril K. West	Vice President
Donald G. Western	Vice President
Steven H. Wunning	Vice President
Robert R. Gallagher	Controller
Kenneth J. Zika	Treasurer
Robin D. Beran	Assistant Treasurer
Tinkie E. Demmin	Assistant Secretary
Laurie J. Huxtable	Assistant Secretary

Note: All director/officer information is as of December 31, 2000, except as noted.

EXHIBIT 21

CATERPILLAR INC.
SUBSIDIARIES AND AFFILIATES
(as of December 31, 2000)

Name of Company	Where Organized
A.S.V., Inc.	Minnesota
Aceros Fundidos Internacionales LLC	Delaware
Advanced Filtration Systems Inc.	Delaware
Aishin Co.	Japan
Aiwa Co., Ltd.	Japan
Akashi GS Co., Ltd.	Japan
All Parts International Inc.	Delaware
Anchor Coupling Inc.	Delaware
Aquila Mining Systems Ltd.	Canada
Asia Power Systems (Tianjin) Ltd.	China
AsiaTrak (Tianjin) Ltd.	China
Asset Works Pty Limited	Australia
Automotive Development Holdings B.V.	Netherlands
Bio-Energy Partners	Illinois
Bitelli S.p.A.	Italy
Brown Group Holdings Limited	England and Wales
Carter Machinery Company, Incorporated	Delaware
Caterpillar (Africa) (Proprietary) Limited	South Africa
Caterpillar (Bermuda) Ltd.	Bermuda
Caterpillar (China) Investment Co., Ltd.	China
Caterpillar (HK) Limited	Hong Kong
Caterpillar (Thailand) Limited	Thailand
Caterpillar (U.K.) Limited	England
Caterpillar Administracao e Participacoes S/C Ltda.	Brazil
Caterpillar Agricultural Products Inc.	Delaware
Caterpillar Americas Co.	Delaware
Caterpillar Americas Funding Inc.	Delaware
Caterpillar Americas Services, Inc.	Delaware
Caterpillar Andes S.A.	Chile
Caterpillar Arrendadora Financiera, S.A. de C.V.	Mexico
Caterpillar Asia Limited	Hong Kong
Caterpillar Asia Pte. Ltd.	Singapore
Caterpillar Asset Management Pty. Limited	Australia
Caterpillar Assurance Company Limited	Grand Cayman Island
Caterpillar Belgium S. A.	Belgium
Caterpillar Brasil Ltda.	Brazil
Caterpillar Centro de Demostraciones y Desarrollo, S.L.	Spain
Caterpillar China Limited	Hong Kong
Caterpillar Claas America LLC	Delaware

Exhibit 21   Page 1 of 9

Caterpillar CMC, LLC	Delaware
Caterpillar Commercial Australia Limited	Australia
Caterpillar Commercial Holding S.A.	Switzerland
Caterpillar Commercial LLC	Delaware
Caterpillar CommercialS.A.	Belgium
Caterpillar Commercial Northern Europe Limited	England and Wales
Caterpillar Commercial Private Limited	India
Caterpillar Commercial S.A.R.L.	France
Caterpillar Commercial Services Ltd.	Canada
Caterpillar Commerciale S.R.L.	Italy
Caterpillar Corporativo Mexico, S. de R.L. de C.V.	Mexico
Caterpillar Credit Services Asia Pte. Ltd.	Singapore
Caterpillar Credito, S.A. de C.V.	Mexico
Caterpillar Distribution Services Europe B.V.B.A.	Belgium
Caterpillar Elphinstone Pty. Ltd.	Australia
Caterpillar Energy Company S.A.	Guatemala
Caterpillar EPG Limited	England and Wales
Caterpillar Export Limited	US Virgin Islands
Caterpillar Factoraje Financiero, S.A. de C.V.	Mexico
Caterpillar Finance France S.A.	France
Caterpillar Finance s.r.o.	Czech Republic
Caterpillar Financial Acquisition Funding L.L.C.	Delaware
Caterpillar Financial Asset Sales Corporation	Nevada
Caterpillar Financial Australia Limited	Australia
Caterpillar Financial Corporacion Financiera, S.A.	Spain
Caterpillar Financial Dealer Funding	Delaware
Caterpillar Financial Funding Corporation	Nevada
Caterpillar Financial Member Company	Delaware
Caterpillar Financial Nordic Services A.B.	Sweden
Caterpillar Financial Nova Scotia Corporation	Canada
Caterpillar Financial Receivables Corporation	Nevada
Caterpillar Financial Renting, S.A.	Spain
Caterpillar Financial S.A. Arrendamento Mercantil	Brazil
Caterpillar Financial S.A. Credito, Financiamento e Investimento	Brazil
Caterpillar Financial Services Argentina S.A.	Argentina
Caterpillar Financial Services (Ireland) plc	Ireland
Caterpillar Financial Services (UK) Limited	England
Caterpillar Financial Services Corporation	Delaware
Caterpillar Financial Services CR, s.r.o.	Czech Republic
Caterpillar Financial Services GmbH & Co. KG	Germany
Caterpillar Financial Services Korea, Ltd.	Korea
Caterpillar Financial Services Limited	Canada
Caterpillar Financial Services Malaysia Sdn Bhd	Malaysia
Caterpillar Financial Services Philippines Inc.	Philippines
Caterpillar Financial Services Poland Sp. zo.o.	Poland
Caterpillar Financial Services S.A	Switzerland

Exhibit 21   Page 2 of 9

Caterpillar Financial Services Verwaltungs GmbH	Germany
Caterpillar Forest Products Inc.	Delaware
Caterpillar Formacion Tecnica, S. L.	Spain
Caterpillar France S.A.	France
Caterpillar GB, L.L.C.	Delaware
Caterpillar Group Limited	England and Wales
Caterpillar Group Services S.A.	Belgium
Caterpillar Holding (France) S.A.R.L.	France
Caterpillar Holding (Spain) S.L.	Spain
Caterpillar Holding (Suisse) S.A.R.L.	Switzerland
Caterpillar Holding Germany GmbH	Germany
Caterpillar Holdings Australia Ltd.	Australia
Caterpillar Hungary Ltd.	Hungary
Caterpillar Impact Products Limited	United Kingdom
Caterpillar India Private Limited	India
Caterpillar Industrial Inc.	Ohio
Caterpillar Industrial Products, Inc.	Delaware
Caterpillar Institute (WA) Pty. Ltd.	Australia
Caterpillar Insurance Co. Ltd.	Bermuda
Caterpillar Insurance Company	Missouri
Caterpillar Insurance Holdings, Inc.	Delaware
Caterpillar Insurance Services Corporation	Tennessee
Caterpillar International Finance plc	Ireland
Caterpillar International Funding S.A.R.L.	Switzerland
Caterpillar International Holding S.A.R.L.	Switzerland
Caterpillar International Investments S.A.R.L.	Switzerland
Caterpillar International Leasing L.L.C.	Delaware
Caterpillar International Services Corporation	Nevada
Caterpillar International Services del Peru S.A.	Peru
Caterpillar Investment Company	England and Wales
Caterpillar Investment Management Ltd.	Delaware
Caterpillar Leasing (Thailand) Limited	Thailand
Caterpillar Leasing Chile, S.A.	Chile
Caterpillar Leasing GmbH	Germany
Caterpillar Logistics France SAS	France
Caterpillar Logistics N.V.	Belgium
Caterpillar Logistics Services (France) SARL	France
Caterpillar Logistics Services Germany GmbH & Co. KG	Germany
Caterpillar Logistics Services Germany Verwaltungs GmbH	Germany
Caterpillar Logistics Services International N.V.	Belgium
Caterpillar Logistics Services Polska Sp.z.o.o.	Poland
Caterpillar Logistics Services Spain, S.A.	Spain
Caterpillar Logistics Services (Tianjin) Ltd.	China
Caterpillar Logistics Services, Inc.	Delaware
Caterpillar Logistics Services (UK) Limited.	England and Wales
Caterpillar Materiels Routiers S.A.	France

Exhibit 21   Page 3 of 9

Caterpillar Mexico, S.A. de C.V.	Mexico
Caterpillar MHI Marketing Ltd.	Japan
Caterpillar Motoren GmbH & Co. KG	Germany
Caterpillar Motoren Rostock GmbH	Germany
Caterpillar Motoren Verwaltungs-GmbH	Germany
Caterpillar New Zealand Depositary Company	Netherlands
Caterpillar New Zealand Funding Company	Netherlands
Caterpillar NZ Funding LLC	Delaware
Caterpillar NZ Funding Parent Limited	Netherlands
Caterpillar of Australia Ltd.	Australia
Caterpillar of Canada Ltd.	Canada
Caterpillar of Delaware, Inc.	Delaware
Caterpillar Overseas Credit Corporation S.A.	Switzerland
Caterpillar Overseas Investment Holding S.A.	Switzerland
Caterpillar Overseas S.A.	Switzerland
Caterpillar Paving Products Inc.	Oklahoma
Caterpillar Paving Products Xuzhou Ltd.	China
Caterpillar Peterlee Limited	England
Caterpillar Pension Trust Limited	England and Wales
Caterpillar Poland Sp. zo.o.	Poland
Caterpillar Power Systems Inc.	Delaware
Caterpillar Power Systems y Compania Limitada	Nicaragua
Caterpillar Power Ventures Corporation	Delaware
Caterpillar Power Ventures International Mauritius Ltd.	Mauritius
Caterpillar Power Ventures International, Ltd.	Bermuda
Caterpillar Redistribution Services Inc.	Delaware
Caterpillar Redistribution Services International S.A.R.L.	Switzerland
Caterpillar Rental Services Network Inc.	Delaware
Caterpillar S.A.R.L.	Switzerland
Caterpillar Securities Inc.	Delaware
Caterpillar Services Limited	Delaware
Caterpillar Servicios Mexico S. de R.L. de C.V.	Mexico
Caterpillar Skinningrove Limited	England and Wales
Caterpillar Special Services Belgium S.P.R.L.	Belgium
Caterpillar Stockton Limited	England and Wales
Caterpillar Sub one, Inc.	Delaware
Caterpillar Technical Services – Europe Limited	England
Caterpillar Torreon S. de R.L. de C.V.	Mexico
Caterpillar Tosno L.L.C.	Russia
Caterpillar Transmissions (France) SARL	France
Caterpillar UK Holdings Limited	England and Wales
Caterpillar UK Employee Trust Limited	England and Wales
Caterpillar Work Tools B.V.	Netherlands
Caterpillar Work Tools Canada Ltd.	Canada
Caterpillar Work Tools GmbH & Co. KG	Germany
Caterpillar Work Tools Verwaltungs-GmbH	Germany

Exhibit 21   Page 4 of 9

Caterpillar Work Tools, Inc.	Kansas
Caterpillar World Trading Corporation	Delaware
Caterpillar World Trading of Europe S.A.R.L.	Switzerland
Caterpillar Xuzhou Ltd.	China
Chugoku Caterpillar Mitsubishi Construction Equipment Sales, Ltd.	Japan
Claas Caterpillar Europe GmbH & Co. KG	Germany
Claas Caterpillar Europe Verwaltungs GmbH	Germany
Clean World Co.	Japan
CM Custom Product Co., Ltd.	Japan
CM Human Services Co., Ltd.	Japan
CM Logistics Services Co., Ltd.	Japan
CMEC Co., Ltd.	Japan
Depositary (Bermuda) Limited	Bermuda
Dia Rental Hokuriku Co., Ltd.	Japan
Diamond Office Management Co., Ltd.	Japan
Diesel Engine Campaign Association	Delaware
Dorman Diesels Limited	England and Wales
Dynamic Automation Systems Pty. Ltd.	Australia
Easytop Limited	England and Wales
Earthmoving Resources Corporation	Japan
East Kanto Caterpillar Mitsubishi Construction Equipment Sales, Ltd.	Japan
EDC European Excavator Design Center GmbH & Co. KG	Germany
EDC European Excavator Design Center Verwaltungs GmbH	Germany
Elektrocieplawnia Starahowice Sp. Z.o.o.	Poland
Elphinstone Commercial Services Ltd.	Canada
EMC Testing Inc.	Delaware
Energy Services International Group, Ltd.	Delaware
Energy Services International Limited	Bermuda
Ensambladora Tecnologica de Mexico, S.A. de C.V.	Mexico
ENTECO SERVICIOS	Mexico
ESI do Brasil Ltda.	Brazil
Everton Engineering (N.I.) Limited	Northern Ireland
F. M. K. Co., Ltd.	Japan
F. Perkins Limited	England and Wales
F.G. Wilson (Engineering) HK Limited	Hong Kong
F.G. Wilson (Engineering) Limited	Northern Ireland
F.G. Wilson (Proprietary) Limited	South Africa
F.G. Wilson (USA) LLC	Delaware
F.G. Wilson Australia PTY Limited	Australia
F.G. Wilson Engineering (Dublin) Limited	Ireland
F.G. Wilson Engineering Vertriebs-GmbH	Germany
F.G. Wilson Generators India Private Limited	India
F.G. Wilson Incorporated	Delaware
F.G. Wilson Singapore Pte Limited	Singapore
FMS Equipment Rentals Inc.	Delaware
Forchester del Peru S.R.L.	Peru

Exhibit 21   Page 5 of 9

Forchester do Brasil Ltda.	Brazil
Forchester International Sociedad Anonima	Uruguay
Genrent Limited	Northern Ireland
Germanischer Lloyd AG	Germany
GFCM Servicios, S.A. de C.V.	Mexico
Grupo Financiero Caterpillar Mexico, S.A. de C.V.	Mexico
Guangzhou MaK Diesel Engine Ltd.	China
Hama-rental Co.	Japan
Heroco B.V.	Netherlands
Hindustan Powerplus Limited	India
Hokkaido Caterpillar Mitsubishi Construction Equipment Sales, Ltd.	Japan
Hokken Service Co.	Japan
Hokuriku Caterpillar Mitsubishi Construction Equipment Sales, Ltd.	Japan
Hook Up, Inc.	Delaware
Hydropro S.R.L.	Italy
Inmobiliaria Conek, S.A.	Mexico
IronPlanet.com.Inc.	Delaware
Jupiter Power Cambodia Co., Ltd.	Cambodia
Jupiter Power Holdings Ltd.	Bermuda
Kappa Energy Partners	Texas
Kasaragod Power Corporation	India
Kinki Caterpillar Mitsubishi Construction Equipment Sales, Ltd.	Japan
K-Lea Co., Ltd.	Japan
Kyoei Co.	Japan
Landfill Energy Partners I	Texas
Leo, Inc.	Washington
Let's Co., Ltd.	Japan
Lexington Real Estate Holding Corporation	Delaware
Lion S.A.	Brazil
Machida Kiko Co., Ltd.	Japan
MaK (London) Limited	United Kingdom
MaK Americas Inc.	Canada
MaK Americas Inc.	Illinois
MaK Beteiligungs GmbH	Germany
MaK Mediterranee S.A.S.	France
MaK Motoren Asia Pte. Ltd.	Singapore
Material Handling Associates, Inc.	Delaware
Mec-Track S.R.L.	Italy
Merwedehaven Beheer B.V.	Netherlands
MICA Energy Systems	Michigan
Mincom Pty Ltd	Australia
Mistubishi Caterpillar Forklift Europe B.V.	Netherlands
Mitsubishi Caterpillar Forklift America de Argentina S.A.	Argentina
Mitsubishi Caterpillar Forklift America Inc.	Delaware
Mitsubishi Caterpillar Forklift Asia Pte. Ltd.	Singapore
Motores Diesel Andino S.A.	Peru

Exhibit 21   Page 6 of 9

Motores Perkins S.A.	Mexico
Motori Perkins S.P.A.	Italy
Nagano Kouki Co., Ltd.	Japan
Necoles Investments B.V.	Netherlands
Nexus International Inc.	Delaware
Nexus International Srl	Italy
Nihon Kenki Lease Co., Ltd.	Japan
NOIL Participacoes e Comercio S.A.	Brazil
Osaka Rental Co., Ltd.	Japan
OTSG, Inc.	Delaware
P. T. Caterpillar Financial Indonesia	Indonesia
P. T. Natra Raya	Indonesia
P. T. Solar Services Indonesia	Indonesia
Peoria Dredging Technologies L.L.C.	Delaware
Peoria Medical Research Corporation	Illinois
Perkins Argentina S.A.	Argentina
Perkins do Brazil Comercial Ltda.	Brazil
Perkins Engines (Asia Pacific) Pte Ltd	Singapore
Perkins Engines (Australia) Pty. Ltd.	Australia
Perkins Engines (Latin America) Inc.	Delaware
Perkins Engines (Shrewsbury) Limited	England and Wales
Perkins Engines (Stafford) Limited	England and Wales
Perkins Engines (Tianjin) Company Limited	China
Perkins Engines Company Limited	England and Wales
Perkins Engines Eastern (Singapore) Pte. Ltd.	Singapore
Perkins Engines Group Limited	England and Wales
Perkins Engines Leasing Limited	England and Wales
Perkins Engines, Inc.	Maryland
Perkins Executive Pension Trust Limited	England and Wales
Perkins France (SAS)	France
Perkins Group Limited	England and Wales
Perkins Holdings Limited	Delaware
Perkins Holdings Limited	England and Wales
Perkins International Inc.	Delaware
Perkins Limited	England and Wales
Perkins Motoren GmbH & Co. KG	Germany
Perkins Motoren Management GmbH	Germany
Perkins Pension Trust Limited	England and Wales
Perkins Power Sales & Service Limited	England and Wales
Perkins Shibaura Engines Limited	England and Wales
Perkins Technology Inc.	Delaware
Przedsiebiorstuo Energetyki Cieplncj (Bugal)	Poland
R.V.K. Energy Pvt Ltd.	India
Rapidparts Inc.	Delaware
Rapisarda Industries Srl	Italy
Rega Kyushu Co., Ltd.	Japan

Exhibit 21   Page 7 of 9

Rental Sanwa Co., Ltd. ....Japan
Rex World Co., Ltd. ....Japan
Ryoetsu Co., Ltd. ....Japan
Sabre Engines Limited ....England
Sagami GS Co., Ltd. ....Japan
Sanko Rental Co. ....Japan
SCM Operator Training Co., Ltd. ....Japan
SCM Shoji Co., Ltd. ....Japan
SCM System Service Co., Ltd. ....Japan
Seiryo Co., Ltd. ....Japan
Servtech Limited ....Ireland
Shanxi International Casting Co. Ltd. ....China
Sharp Success Agriculture Ltd. ....England
Shin Caterpillar Mitsubishi Ltd. ....Japan
Shin Hokken Ltd. ....Japan
Solar Turbines Canada Ltd./Ltee. ....Canada
Solar Turbines Europe S.A. ....Belgium
Solar Turbines Incorporated ....Delaware
Solar Turbines International Company ....Delaware
Solar Turbines Overseas Pension Scheme Trustees Limited ....Guernsey
Solar Turbines Services Company ....California
Solar Turbines Services Nigeria Limited ....Nigeria
Solar Turbines UK Limited ....England and Wales
Space Attack Co., Ltd. ....Japan
STI Capital Company ....Delaware
Suryachakra Power Corporation Limited ....India
Systemjoin Limited ....England and Wales
Tech Itoh Co., Ltd. ....Japan
Tecnologia Modificada S.A. de C.V. ....Mexico
The Heartland Community Development Corporation ....Illinois
Tokai Caterpillar Mitsubishi Construction Equipment Sales, Ltd. ....Japan
Tokuden Co. ....Japan
Tokyo Rental Co., Ltd. ....Japan
Tone Lease Co. ....Japan
Tractor Engineers Limited ....India
Tunnel Rental Co., Ltd. ....Japan
Turbinas Solar de Venezuela, C.A. ....Venezuela
Turbinas Solar S.A. de C.V. ....Mexico
Turbo Tecnologia de Reparaciones S.A. de C.V. ....Mexico
Turboservices Sdn Bhd ....Malaysia
Turner Powertrain Systems Limited ....England and Wales
UK Hose Assembly Limited ....England
UNOC Equipment and Supply, L.L.C. ....Delaware
VALA (UK) LP ....United Kingdon
VALA C.V. ....Netherla

Exhibit 21   Page 8 of 9

VALA LLC	Delaware
Vanguard Hydraulic Pipelayer, Inc.	Washington
Verachtert GmbH	Germany
Veratech GmbH	Germany
Veratech Holding B.V.	Netherlands
V-Trac Holdings Limited	Cook Islands
V-Trac Infrastructure Development Company	Vietnam
West Kanto Caterpillar Mitsubishi Construction Equipment Sales, Ltd.	Japan
West Kanto Rental Co., Ltd.	Japan
Wright Equipment Company (Pty) Limited	South Africa
Yeep Co.	Japan

Exhibit 21   Page 9 of 9

EXHIBIT 23

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Forms S-8 (No. 2-90123, as amended, 2-97450, as amended, 33-3718, as amended, 33-8003, 33-14116, 33-37353, 33-39280, 33-40598, 333-03609, 333-32853, 333-32851 and 333-41464) of Caterpillar Inc. of our report dated January 18, 2001 related to the financial statements of Caterpillar Inc., appearing on page A-3 of the Appendix to the Company's 2001 Annual Meeting Proxy Statement which is incorporated in this Annual Report on Form 10-K.

We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Forms S-3 (Nos. 33-46194, 333-22041, 333-43133 and 333-43983) of Caterpillar Inc. of our report dated January 18, 2001 related to the consolidated financial statements of Caterpillar Inc., appearing on page A-3 of the Appendix to the Company's 2001 Annual Meeting Proxy Statement which is incorporated in this Annual Report on Form 10-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Peoria, Illinois
March 14, 2001

Exhibit 23   Page 1 of 1

EXHIBIT 99.1

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]   **ANNUAL REPORT PURSUANT TO SECTION 15(d)**
OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]
For the Fiscal Year Ended December 31, 2000

OR

[   ]   **TRANSITION REPORT PURSUANT TO SECTION 15(d)**
OF THE SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]
For the transition period from _____ to _____

Commission File Number 1-768

CATERPILLAR FOREIGN SERVICE EMPLOYEES'
STOCK PURCHASE PLAN
(Full title of the Plan)

CATERPILLAR INC.
(Name of issuer of the securities held
pursuant to the Plan)

100 NE ADAMS STREET, PEORIA, ILLINOIS 61629
(Address of principal executive offices)

Exhibit 99.1   Page 1 of 2

REQUIRED INFORMATION

Item 1.

Financial Statements for this Plan are not enclosed since the requirements to file such financial statements were deemed inapplicable in accordance with the letter from the Securities and Exchange Commission dated January 26, 1973.

Item 2.

(See response to Item 1).

Item 3.

(See response to Item 1).

Item 4.

Not Applicable

Exhibit 99.1   Page 2 of 2



CATERPILLAR®

YELA0913